EXHIBIT 2.1

UNIT PURCHASE AGREEMENT

BY AND AMONG

TOTAL SERVER SOLUTIONS HOLDINGS, LLC,

DTST SUB, llc,

THE SELLERS NAMED HEREIN,

AND

THE SELLER REPRESENTATIVE NAMED HEREIN

DATED AS OF JULY 11, 2025

i

3.27	Data Privacy and Information Security	44
3.28	Information Supplied	46
3.29	No Other Representations and Warranties	46

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF PURCHASER		47
4.01	Organization and Good Standing	47
4.02	Authority; Validity	47
4.03	No Conflict	47
4.04	Legal Proceedings	47
4.05	Investment	47
4.06	Legends	48
4.07	Brokers or Finders	48
4.08	Financing	48

ARTICLE V COVENANTS		50
5.01	Conduct of Business	50
5.02	Other Transactions	53
5.03	Consents	55
5.04	Investigation by Purchaser	55
5.05	Public Announcements	55
5.06	Preparation of Proxy Statement; Shareholder Meeting	56
5.07	Efforts	57
5.08	R&W Policy	58
5.09	Financing	58
5.10	Copy of Data Room	62
5.11	Insurance	62
5.12	Termination of Certain Agreements	63
5.13	Debt	63
5.14	Employment	63

ARTICLE VI CONDITIONS TO CLOSING; TERMINATION		64
6.01	Conditions to Each Party’s Obligations	64
6.02	Conditions to Obligations of Purchaser	65
6.03	Conditions to Obligations of Company Parties	66
6.04	Termination	67
6.05	Effect of Termination	69
6.06	Termination Fee	69

ARTICLE VII CERTAIN POST-CLOSING COVENANTS		71
7.01	Further Assurances	71
7.02	Transfer Taxes	72
7.03	Tax Matters	72
7.04	Release	78
7.05	Termination of Confidentiality Agreement	79
7.06	Non-Competition; Non-Solicitation; Confidentiality	79
7.07	Maintenance of Parent	81
7.08	Amendment of Prior Operating Agreement	81

ii

ARTICLE VIII INDEMNIFICATION; REMEDIES		81
8.01	Survival of Representations, Warranties and Covenants	81
8.02	Sellers’ Indemnification Obligations	82
8.03	Purchaser Indemnification Obligations	82
8.04	Procedure for Indemnification Claims	82
8.05	Limitations on Indemnification	84
8.06	Exclusive Remedy	85
8.07	Priority of Indemnification Payments	85
8.08	Set-off	86
8.09	Purchase Price Adjustment	86

ARTICLE IX MISCELLANEOUS		86
9.01	Expenses	86
9.02	Notices	87
9.03	Waiver	88
9.04	Entire Agreement; Amendment	88
9.05	Assignment	88
9.06	Severability	89
9.07	Governing Law	89
9.08	Consent to Jurisdiction; Dispute Resolution; Venue	89
9.09	Waiver of Jury Trial.	90
9.10	Arbitration.	90
9.11	Counterparts; Facsimile Signatures	91
9.12	No Third Party Beneficiaries	92
9.13	Specific Performance; Injunctive Relief	92
9.14	Debt Financing Sources	93

APPENDICES

Appendix I	Closing Working Capital Methodology

SCHEDULES

Schedule 1.01	Excluded Employees and Excluded Contractors
Schedule 5.01	Conduct of Business
Schedule 5.03	Consents
Schedule 5.12	Termination of Certain Agreements
Schedule 6.02(e)(vi)	Third-Party Consents
Schedule 7.03(h)	Allocation

EXHIBITS

Exhibit A	Company Disclosure Schedule
Exhibit B	Asset Contribution Agreement
Exhibit C	R&W Policy
Exhibit D	Form of Support Agreement

iii

UNIT PURCHASE AGREEMENT

THIS UNIT PURCHASE AGREEMENT, dated as of July 11, 2025, by and among Total Server Solutions Holdings, LLC, a Delaware limited liability company (the “Purchaser”); DTST Sub, LLC, a Delaware limited liability company (together with its successors in interest and assigns, the “Company”); CloudFirst Technologies Corporation, a Delaware corporation (the “Selling Entity”), Data Storage Corporation, a Nevada corporation (“Parent” and, together with the Selling Entity, the “Sellers”); and the Seller Representative (as defined herein). Capitalized terms not otherwise defined herein have the meanings set forth in Section 1.01.

RECITALS

A.       Prior to the execution and delivery of this Agreement, (i) Parent and certain of its Subsidiaries, including the Selling Entity, have operated the Business, and (ii) the Selling Entity formed the Company, a limited liability company and wholly-owned Subsidiary of the Selling Entity, classified as a disregarded entity for U.S. federal, state and local income Tax purposes.

B.       Following the execution and delivery of this Agreement, but prior to the Closing, Parent and its Subsidiaries, including the Selling Entity, shall have contributed all of the Contributed Assets to the Company pursuant to the Asset Contribution Agreement, which Contributed Assets shall include all of the outstanding Equity Interests of CloudFirst Europe Ltd. (“CloudFirst Europe” and together with the Selling Entity and the Company, the “Company Group”) and all assets necessary to operate the Business.

C.       Following the consummation of the transactions contemplated by the Asset Contribution Agreement (the “Asset Contribution”), the Purchaser desires to purchase from the Selling Entity, and the Selling Entity desires to sell and transfer and deliver to the Purchaser, all of the outstanding Equity Interests of the Company (the “Purchased Units”) for an aggregate amount equal to the Purchase Price (such transaction, the “Unit Purchase Transaction”).

D.       As a condition to the willingness of Purchaser to enter into this Agreement, each of the Support Agreement Stockholders has entered into a Support Agreement, dated as of the date hereof, with Purchaser, pursuant to which each Support Agreement Stockholder has agreed, among other things, to vote all Equity Interests of Parent having voting power and are owned by such Support Agreement Stockholder in favor of the approval of this Agreement and the Transactions, upon the terms and subject to the conditions set forth in the Support Agreement.

E.       Prior to the execution of this Agreement, the board of directors of the Selling Entity and its sole shareholder have approved this Agreement and the Transactions, and the board of directors of the Parent approved this Agreement and the Transactions, determined that this Agreement and the Transactions are in the best interests of the shareholders of Parent, directed that the approval of this Agreement and the Transactions be submitted to a vote of Parent’s shareholders, and recommended that such shareholders approve and adopt this Agreement.

AGREEMENT

In consideration of the foregoing, the mutual covenants contained herein and other good and valuable consideration (the receipt, adequacy and sufficiency of which are hereby acknowledged by the Parties by their execution hereof), the Parties agree as follows:

Article I
DEFINITIONS, CONSTRUCTION

1.01       Definitions. For purposes of this Agreement, the following capitalized terms have the following meanings.

“Acceptable Confidentiality Agreement” means a confidentiality agreement that is either (i) in effect as of the execution and delivery of this Agreement and containing provisions that require any counterparty thereto (and any of its Affiliates and representatives named therein) that receives material non-public information of or with respect to the Business to keep such information confidential, or (ii) executed, delivered and effective after the execution and delivery of this Agreement and containing provisions that require any counterparty thereto (and any of its Affiliates and representatives named therein) that receives material non-public information of or with respect to the Business to keep such information confidential and containing confidentiality provisions, a “non-solicitation” provision and a “standstill” provision, in each case (a) no less favorable to Parent or any of its Subsidiaries, in the aggregate and in any material respect, than those set forth in the Confidentiality Agreement, and (b) permits the sharing of information by Parent and its Subsidiaries to Purchaser in accordance with Section 5.02 of this Agreement.

“Accounts Receivable” has the meaning set forth in Section 3.07(a).

“Act” means the Securities Act of 1933, as amended.

“Adjustment Escrow Amount” means $500,000, subject to increase pursuant to Section 2.05(b).

“Adverse Recommended Change” has the meaning set forth in Section 5.02(c).

“Affiliate” means, with respect to any specified Person, any other Person (i) who directly or indirectly controls, is controlled by, or is under common control with, such Person, including, without limitation, any general partner, managing member, member, manager, officer or director of such Person, or (ii) who is a spouse, child (natural or adopted), grandchild or parent of such Person or any other direct lineal descendant of such Person (all of the foregoing collectively referred to as “family members”) or any trust, partnership, limited liability company or other entity for the benefit of, or the ownership interests of which are owned wholly by, such Person or its family members. The term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, membership interests, by contract or otherwise, and the terms “controlled” and “controlling” have meanings correlative thereto.

“Agreement” means this Unit Purchase Agreement, together with its exhibits, appendices and schedules.

“Allocation” has the meaning set forth in Section 7.03(h).

“Alternate Acquisition” has the meaning set forth in Section 5.02(a).

“Alternate Acquisition Proposal” has the meaning set forth in Section 5.02(b).

“Approval” means any approval, authorization, consent, license, filing, permit, qualification, registration, notice, or any waiver of the foregoing, required to be made to or obtained from, any Governmental Body pursuant to any Legal Requirement or other Person pursuant to any Legal Requirement or Contract.

“Arbitrator” has the meaning set forth in Section 9.10(a).

“Asset Contribution” has the meaning set forth in the Recitals to this Agreement.

“Asset Contribution Agreement” means the Asset Contribution Agreement to be entered into among the Selling Entity, Parent, Secure Infrastructure & Services LLC, Flagship Solutions, LLC, and the Company prior to Closing, giving effect to the Asset Contribution, in the form attached hereto as Exhibit B.

“Assumed Liabilities” has the meaning set forth in the Asset Contribution Agreement.

“Balance Sheet” has the meaning set forth in Section 3.06(a).

“Balance Sheet Date” means the date of the Balance Sheet.

“Base Purchase Price” means $40,000,000.

“Board Recommendation” has the meaning set forth in Section 3.02(b).

“Business” means the business of providing, selling or offering the products, licenses and services provided, sold or offered by the Selling Entity and/or any of its Subsidiaries within the two (2) years prior to Closing or pursuant to any Assumed Contract (as such term is defined in the Asset Contribution Agreement).

“Business Day” means any day on which banks are not required or authorized to close in the State of Delaware.

“CARES Act” means the Coronavirus, Aid, Relief and Economic Security Act (H.R. 748) (together with all amendments thereto and the statutes, rules and regulations promulgated thereunder and any successor to such statutes, rules or regulations, as in effect on the date hereof).

“Causes of Action” has the meaning set forth in Section 7.04(a).

“Closing” has the meaning set forth in Section 2.08.

“Closing Balance Sheet” has the meaning set forth in Section 2.06(a).

“Closing Date” has the meaning set forth in Section 2.08.

“Closing Date Debt” has the meaning set forth in Section 2.05(a).

“Closing Date Debt Adjustment Amount” has the meaning set forth in Section 2.06(d).

“Closing Date Net Working Capital” has the meaning set forth in Section 2.05(a).

“Closing Date Net Working Capital Adjustment Amount” has the meaning set forth in Section 2.06(e).

“Closing Financial Data” has the meaning set forth in Section 2.06(a).

“Closing Payment” means an amount equal to (“A” – “B” – “C”), where “A” equals the Base Purchase Price, “B” equals the Escrow Amount, and “C” equals the Estimated Aggregate Adjustment Amount (whether positive or negative).

“CloudFirst Europe” has the meaning set forth in the Recitals to this Agreement.

“Code” means the Internal Revenue Code of 1986, as amended.

“Combined Taxes” means any Taxes which are the subject of a Combined Tax Return

“Combined Tax Return” means any Tax Return which includes the Company or any of its Subsidiaries on the one hand, and any of the Sellers or their Subsidiaries (other than the Company or any of its Subsidiaries), on the other hand.

“Commitment” means: (i) any option, warrant, convertible security, exchangeable security, subscription right, conversion right, exchange right, or other right, obligation or Contract that could require a Person to issue any of its capital stock or other Equity Interests, or to sell any capital stock or other Equity Interests it owns in another Person; (ii) any other security convertible into, exchangeable or exercisable for, or representing the right to subscribe for any capital stock or other Equity Interests of a Person or owned by a Person; (iii) any statutory pre-emptive right or pre-emptive right granted under a Person’s Organizational Documents; and (iv) any stock option, stock appreciation right, phantom stock, profit participation, or other similar right with respect to a Person.

“Commitment Letters” has the meaning set forth in Section 4.08(a).

“Company” has the meaning set forth in the Preamble to this Agreement and shall include any predecessors and successors in interest.

“Company Copyright” has the meaning set forth in Section 3.19(a).

“Company Disclosure Schedule” means the disclosure schedule attached to this Agreement as Exhibit A disclosing certain facts and information to the Purchaser. The sections in the Company Disclosure Schedule will be numbered to correspond to the applicable Section of this Agreement to which the disclosure relates; provided, that any disclosure made with respect to any section in the Company Disclosure Schedule shall be deemed to be disclosed for any other section in the Company Disclosure Schedule to the extent such disclosure’s relevance or applicability is readily apparent on its face.

“Company Domain Name” has the meaning set forth in Section 3.19(a).

“Company Contractors” means all independent contractors, consultants or similar non-employee third parties of the Parent or any of its Subsidiaries who provides services in connection with the operation of Business, but excluding all Excluded Contractors.

“Company Employees” means all full-time and part-time employees of the Parent or any of its Subsidiaries who provide services in connection with the operation of Business, but excluding all Excluded Employees.

“Company Group” has the meaning set forth in the Recitals to this Agreement.

“Company Intellectual Property Assets” means all Intellectual Property owned, or purported to be owned, by the Selling Entity or any of its Subsidiaries or used or held for use in the conduct of the Business. “Company Intellectual Property Assets” includes but is not limited to the Company Patents, Company Marks, Company Copyrights, Company Domain Names and Company Trade Secrets.

“Company IT Systems” means any information technology and computer system (including software, information technology and telecommunication hardware, network and other equipment) relating to the transmission, storage, maintenance, organization, presentation, generation, processing or analysis of data and information and any support, disaster recovery and online service whether or not in electronic format, used in or necessary to the conduct of the Business.

“Company Mark” has the meaning set forth in Section 3.19(a).

“Company Owned Intellectual Property” means all Intellectual Property owned, or purported to be owned, by the Selling Entity or any of its Subsidiaries or exclusively licensed to, or purported to be licensed to, the Selling Entity or any of its Subsidiaries.

“Company Party” or “Company Parties” means each of the Parties other than the Purchaser.

“Company Patent” has the meaning set forth in Section 3.19(a).

“Company Permits” has the meaning set forth in Section 3.10.

“Company Service Provider” has the meaning set forth in Section 7.06(b).

“Company Trade Secret” has the meaning set forth in Section 3.19(h).

“Company Units” means the units of membership interest of the Company as described in the Company’s Organizational Documents.

“Confidential Information” has the meaning set forth in Section 7.06(c).

“Confidentiality Agreement” means that certain confidentiality letter agreement, by and between Renovus Capital Partners III, LP and Maxim Group LLC, dated as of June 1, 2023.

“Contract” means any agreement, contract, indenture, obligation, arrangement, promise or understanding (whether written or oral), including any amendment, extension, renewal, guarantee and other supplement with respect thereto.

“Contributed Assets” has the meaning set forth in the Asset Contribution Agreement.

“Copyright” means any copyright in published or unpublished works, including all compilations, databases and computer programs, manuals and other documentation and all copyright registrations and applications, and all derivatives, translations, adaptations and combinations of the above.

“Customer” has the meaning set forth in Section 3.26(a).

“D&O Indemnitees” has the meaning set forth in Section 5.11.

“D&O Tail Policy” has the meaning set forth in Section 5.11.

“Debt” of a Person means, without duplication, all obligations or liabilities, whether contingent or otherwise and including all obligations for principal, interest, premiums, penalties, fees and breakage costs, of such Person or any of its Subsidiaries (i) in respect of money borrowed (whether current, short-term or long-term, secured or unsecured, and including all overdrafts and negative cash balances); (ii) evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person or any of its Subsidiaries is responsible or liable; (iii) issued or assumed as the deferred purchase price of property or services, or any earn-out or similar consideration (other than trade payables, accounts payable or other payables reflected on the balance sheet of such Person as current liabilities in the ordinary course of business consistent with past practice of such Person); (iv) in respect of conditional sales or under any title retention agreement (but excluding trade accounts payable and other accrued current liabilities arising in the ordinary course of business); (v) under leases required to be capitalized in accordance with GAAP; (vi) secured by an Encumbrance against any of its or any of its Subsidiaries’ properties or assets; (vii) for bankers’ acceptances or similar credit transactions issued for the account of such Person or any of its Subsidiaries; (viii) under any currency or interest rate swap, hedge or similar protection device; (ix) under any letters of credit, performance bonds or surety obligations; (x) in respect of the unfunded portion of pension plans or other Plans (including any matching or other contributions consistent with past practices, whether accrued or not); (xi) that would be classified as indebtedness on a balance sheet under GAAP; (xii) with respect to the Parent or any of its Subsidiaries, (A) all liabilities related to Seller Transaction Expenses that have been incurred but which remain unpaid as of the Closing Date by the Company or any Seller, (B) any (whether accrued or not) bonuses or commissions that may be payable with respect to any period ended on or prior to December 31, 2024 to any employee, consultant, officer or director of the Parent or any of its Subsidiaries, in each case to the extent constituting an Assumed Liability, (C) the pro rata portion (determined based on the number of days elapsed between January 1, 2025 and the date of the Closing divided by 365) of any (whether accrued or not) bonuses or commissions that may be payable with respect to the fiscal year ended December 31, 2025 to any employee, consultant, officer or director of the Parent or any of its Subsidiaries, in each case to the extent constituting an Assumed Liability, (D) Estimated Accrued Taxes, (E) the amount of any refunds, rebates or other credits, in each case owed to, or for the benefit of, any customer of the Selling Entity or any of its Subsidiaries, and (F) all liabilities (whether accrued or not) for paid-time-off, sick time and/or vacation time with respect to any Company Employees who have been offered employment by Purchaser or any of its Subsidiaries, in each case to the extent consisting an Assumed Liability; (xiii) in respect of deferred revenue liabilities determined in accordance with GAAP (whether short-term or long-term in nature); (xiv) with respect to any of the items set forth in paragraphs (A) (related to items described in clause (i) of the definition of Seller Transaction Expenses), (B), (C) and (F) of clause (xii) above, any payroll and/or employment Tax obligations thereon or applicable with respect thereto; and (xv) in respect of all obligations of other Persons of the type referred to in clauses (i)-(xiv) the payment of which such Person or any of its Subsidiaries is responsible or liable, directly or indirectly, as obligor, guarantor, surety or otherwise, including guarantees of any such obligations.

“Debt Commitment Letter” has the meaning set forth in Section 4.08(a).

“Debt Financing” has the meaning set forth in Section 4.08(a).

“Debt Letters” has the meaning set forth in Section 4.08(a).

“Definitive Financing Agreements” has the meaning set forth in Section 5.09(a).

“Direct Claim” has the meaning set forth in Section 8.04(d).

“Encumbrance” means any encumbrance, hypothecation, lien, mortgage, pledge, security interest, title retention or other security arrangement on or with respect to any property (real or personal) or property (real or personal) interest.

“Environmental Condition” means any contamination by a Hazardous Material of surface soils, subsurface soils, surface waters, and ground waters present on, in, under, above, or migrating from the Selling Entity’s or any of its Subsidiaries’ leased or owned real property, structure or facility.

“Environmental Law” means all Legal Requirements concerning pollution or protection of the environment, including any relating to the presence, use, production, generation, handling, transportation, treatment, storage, disposal, distribution, testing, processing, discharge, release, or cleanup of any hazardous materials, substances or wastes.

“Equity Commitment Letter” has the meaning set forth in Section 4.08(a).

“Equity Financing” has the meaning set forth in Section 4.08(a).

“Equity Interest” means (i) with respect to a corporation, any and all shares of capital stock with respect thereto; (ii) with respect to a partnership, limited liability company, trust or similar Person, any and all units, membership interests, ownership interests, beneficiary rights or other partnership/limited liability company interests with respect thereto; and (iii) any other equity ownership, participation or security in a Person.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Escrow Agent” means PNC Bank, N.A.

“Escrow Agreement” means the Escrow Agreement to be entered into among the Purchaser, the Seller Representative and the Escrow Agent at Closing, for purposes of holding and applying the Escrow Amount, in a form reasonably acceptable to Purchaser and Parent.

“Escrow Amount” means an amount equal to the Adjustment Escrow Amount plus the Indemnity Escrow Amount, to be deposited on the Closing Date with the Escrow Agent by the Purchaser in accordance with Section 2.04 and to be held in accordance with the Escrow Agreement.

“Estimated Accrued Taxes” means an amount (which may not be less than zero) equal to the sum of the aggregate amount of unpaid Taxes of the Company and its Subsidiaries for any Pre-Closing Tax Period for which, as of the Closing, an originally filed Tax Return has not yet been filed (or for which a Tax Return has been filed but all or any portion of the Tax liabilities shown thereon have not yet been paid as of the Closing), as determined in accordance with Section 7.03(a) with respect to any Straddle Period; provided, however, that the foregoing shall be determined (i) by separately calculating unpaid Tax liabilities for each jurisdiction in which the Company and its Subsidiaries filed Tax Returns with respect to the last Tax year for which a Tax Return was due (taking into account any applicable extensions) and each jurisdiction in which the Company and its Subsidiaries commenced activities after the end of such Tax year; (ii) in accordance with the past practices of the Company and its Subsidiaries, except as otherwise required by applicable Legal Requirements; (iii) without regard to deferred Tax assets and liabilities; (iv) by taking into account any estimated (or other prepaid) Tax payments (including any Tax overpayments that were applied to that taxable year) to the extent that such payments have the effect of reducing (but not below $0) the particular current Tax liability of the Company or its Subsidiaries in respect of which such payments were made or applied; (v) by taking into account the benefit of any Transaction Tax Deductions to the extent permitted by applicable Legal Requirements at a “more likely than not” or higher level of comfort; and (vi) by assuming that all applicable Tax Returns are filed in a manner consistent with Section 7.03(d).

“Estimated Aggregate Adjustment Amount” means an amount (whether positive or negative) equal to the Estimated Closing Date Debt plus the Estimated NWC Adjustment Amount.

“Estimated Closing Date Debt” has the meaning set forth in Section 2.05(a).

“Estimated Closing Date Net Working Capital” has the meaning set forth in Section 2.05(a).

“Estimated Closing Statement” has the meaning set forth in Section 2.05(a).

“Estimated NWC Adjustment Amount” means the amount (whether positive or negative) equal to the amount of the Target Net Working Capital minus the Estimated Closing Date Net Working Capital.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Excluded Contractors” means all of the independent contractors, consultants or similar non-employee third parties, of Parent or any of its Subsidiaries set forth on Schedule 1.01.

“Excluded Employees” means all of the employees of Parent or any of its Subsidiaries set forth on Schedule 1.01.

“Fee Letter” has the meaning set forth in Section 4.08(a).

“Filing Date” has the meaning set forth in Section 9.10(b).

“Final Aggregate Adjustment Amount” means an amount (whether positive or negative) equal to the Closing Date Debt Adjustment Amount minus the Closing Date Net Working Capital Adjustment Amount.

“Final Order” means an order, injunction, judgment, ruling or arbitration award of any court or arbitrator for which all appeal, challenge or contest periods have expired without any appeal, challenge or contest having been filed or, if filed, all such appeals, challenges or contests have been resolved.

“Financial Statements” has the meaning set forth in Section 3.06(a).

“Financing” has the meaning set forth in Section 4.08(a).

“Financing Amount” has the meaning set forth in Section 4.08(a).

“Financing Sources” means the lenders and other financial institutions, agents, arrangers, bookrunners, managers and institutional investors that at any time have committed to provide or arrange or otherwise have entered into agreements in connection with all or any part of the Debt Financing, including the parties to the Debt Commitment Letter, any joinder agreement or credit agreements entered into pursuant thereto or relating thereto, together with their respective Affiliates, and its and their respective officers, directors, members, employees, partners, controlling persons, agents, advisors and representatives and their respective successors and assigns.

“Fraud” means, with respect to any Party, an actual and intentional fraud under Delaware law in connection with the making of any representation or warranties under this Agreement or any certificate delivered under this Agreement. For purposes of “Fraud”, all representations and warranties contained in this Agreement (including any certificate delivered in connection herewith) shall be deemed to have been justifiably relied upon by the Party or Parties to whom they are made.

“Fundamental Representations” means the representations and warranties set forth in Section 3.01 (Existence and Qualification), Section 3.02 (Authority; Validity), Section 3.03 (No Conflicts), Section 3.04 (Capitalization), Section 3.05 (Subsidiaries), Section 3.12 (Tax Matters), Section 3.17(b) (Sufficiency of Assets); Section 3.20 (Affiliate Transactions), Section 3.22 (Brokers and Finders), and Section 3.23 (Sellers).

“GAAP” means generally accepted United States accounting principles applied on a consistent basis.

“Government Contract” means any Contract, including an individual task order, purchase order, blanket purchase agreement, basic ordering agreement, and letter contract, between the Selling Entity or any of its Subsidiaries and any Governmental Body, as well as any subcontract or other arrangement by which (i) the Selling Entity or any of its Subsidiaries has agreed to provide goods or services of any type to a prime contractor or to a higher-tier subcontractor or (ii) a subcontractor or vendor has agreed to provide goods or services to the Selling Entity or any of its Subsidiaries, where, in the case of (i) or (ii), such goods or services ultimately will benefit or be used by a Governmental Body.

“Governmental Body” means any: (i) nation, State, county, municipality, city, town, village, district, or other jurisdiction of any nature; (ii) federal, State, local, municipal, foreign, or other government; (iii) governmental or quasi-governmental authority of any nature (including any governmental agency, branch, department, official, or entity and any court or other tribunal); (iv) multi-national organization or body; or (v) body exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power of any nature, including, but not limited to, the SEC.

“Hazardous Material” means and includes any hazardous waste, hazardous material, hazardous substance, petroleum product, oil and waste oil, toxic substance, pollutant, contaminant, or other substance which may pose a threat to the environment or to human health or safety, as defined or regulated under any Environmental Law.

“Indemnified Party” has the meaning set forth in Section 8.03.

“Indemnifying Party” has the meaning set forth in Section 8.03.

“Indemnity Administrator” has the meaning set forth in Section 8.04.

“Indemnity Escrow Amount” means $1,000,000.

“Independent Accountants” has the meaning set forth in Section 2.06(c).

“In-License Contracts” has the meaning set forth in Section 3.19(m).

“Insurance Policies” has the meaning set forth in Section 3.14.

“Intellectual Property” means all of the following: (i) Patents; (ii) Marks; (iii) Copyrights; (iv) Trade Secrets; (v) registrations and applications for any of the foregoing; and (vi) any and all other intellectual property rights and/or proprietary rights relating to any of the foregoing.

“IRS” means the U.S. Internal Revenue Service.

“Key Employees” means each of the individuals set forth on Schedule 1.01 under the heading “Key Employees”.

“Knowledge” means the actual knowledge of any of Charles Piluso, Chris Panagiotakos, Chuck Paolillo and Hal Schwartz in each case after due inquiry.

“Leased Real Property” means, with respect to any Person, the real property leased, subleased or licensed by such Person, in each case, as tenant, subtenant, licensee or other similar party, together with, to the extent leased, licensed or owned by such Person, all buildings and other structures, facilities or leasehold improvements, currently or hereafter located thereon, all fixtures, systems, equipment and items of personal property and other assets of every kind, nature and description of such Person located at or attached or appurtenant thereto and all easements, licenses, rights, options, privileges and appurtenances relating to any of the foregoing.

“Leases” has the meaning set forth in Section 3.15(l).

“Legal Requirement” means applicable common law and any applicable law, statute, regulation, rule, ordinance, Order, administrative order, treaty, standard, decree, or judgment duly enacted, adopted, or promulgated by any Governmental Body and having the force and effect of law.

“Loss” of a Person means any and all loss, liability, damage, obligation, lien, claim, assessment, judgment, action, order, decree, Tax, loss of Tax benefit, penalty, fine, cost or expense (including reasonable attorneys’ fees) suffered or incurred by such Person of any kind or nature (whether or not arising out of third party claims and including any amount paid in investigation, defense or settlement of any of the foregoing).

“Made Available” means, with respect to any Company Party, delivered to a Company Party, and with respect to the Purchaser, posted in the “Data Storage Corp.” electronic data room hosted by Ideals to which the Purchaser, the Company and the Selling Entity have access as of 5:00 p.m. (Eastern time), in each case, no later than two (2) Business Days prior to the Closing Date.

“Mark” means any right in registered and unregistered trademarks, service marks, trade names, trade dress, logos, packaging design, slogans, social media and Internet domain names, or registrations and applications for registration of any of the foregoing.

“Material Adverse Effect” means any change, event, circumstance, occurrence, fact, condition, matter, state of facts, development or effect (each, an “Effect”), or series of related Effects, that has had, or would reasonably be expected to have, individually or in the aggregate with any other Effect, (i) a material adverse effect on the ability of (a) any Company Party or the Purchaser, as applicable, to consummate the Transactions contemplated by this Agreement, or (b) the Purchaser or the Company (or any of its Subsidiaries) to operate the Business after the Closing Date without material impediment relative to such operation as of immediately prior to the Closing Date, or (ii) a material adverse effect upon the assets, properties, liabilities, condition (financial or other), business or results of operations of the Selling Entity or the Purchaser (as the context ay require) or any of their respective Subsidiaries, provided, however, that solely in the case of clause (ii), any adverse Effect to the extent resulting from the following shall not be deemed in and of themselves, to constitute a Material Adverse Effect nor be taken into account in determining whether a Material Adverse Effect has occurred (so long as such Effects do not have a materially disproportionate effect on the Selling Entity or its Subsidiaries relative to other participants in the industries in which the Selling Entity and its Subsidiaries operate): (a) general economic, banking, currency, capital market, regulatory, political, environmental, global pandemic, epidemic or disease outbreak or other similar conditions (including acts of war, armed hostilities, terrorism, weather conditions or other force majeure events), (b) general business or economic conditions affecting the industries in which the Selling Entity or its Subsidiaries operate, and (c) any generally applicable change in GAAP or any generally applicable change in applicable Legal Requirements.

“Material Contract” has the meaning set forth in Section 3.15.

“Measurement Time” has the meaning set forth in Section 2.08.

“Net Working Capital” means for the Company on a consolidated basis as of the relevant date and time, (i) total current assets (consisting of all current assets required to be set forth on a balance sheet prepared in accordance with GAAP and, to the extent consistent with GAAP, the Company’s historical accounting policies and practices, but without giving effect to the Transactions), minus (ii) current liabilities (consisting of all such current liabilities required to be set forth on a balance sheet prepared in accordance with GAAP and, to the extent consistent with GAAP, the Company’s historical accounting policies and practices, but without giving effect to the Transactions), in each case, subject to the terms of (and calculated as set forth on) Appendix I attached hereto; provided, that the determination of Net Working Capital will (a) include as a current asset cash but exclude Restricted Cash held by the Company and its Subsidiaries, (b) exclude all Tax liabilities and Tax assets, and (c) exclude any amounts constituting Closing Date Debt or Estimated Closing Date Debt that reduce the Purchase Price (including any such liabilities included therein which are to be paid or otherwise satisfied at Closing).

“Order” means any award, decision, injunction, judgment, order, ruling, subpoena, or verdict entered, issued, made, or rendered by any Governmental Body or by any arbitrator.

“Organizational Documents” means the articles of incorporation, certificate of incorporation, charter, bylaws, certificate or articles of formation, articles of organization, regulations, operating agreement, certificate of limited partnership, partnership agreement, and all other similar documents, instruments or certificates executed, adopted, or filed in connection with the creation, formation, or organization of a Person, including any amendments thereto.

“Out-License Contracts” has the meaning set forth in Section 3.19(m).

“Outside Date” has the meaning set forth in 6.04(b).

“Owned Real Property” means, with respect to any Person, the real property in which such Person has any fee title (or equivalent) interest, together with all buildings and other structures, facilities and improvements, currently or hereafter located thereon, and all fixtures, systems, equipment, and items of personal property and all other assets or interests of Person located at or attached or appurtenant thereto, including leaseholds and rights in intangible personal property, including any permits and approvals, contracts, subcontracts, agreements, bonds, building warranties and guaranties or other rights relating to the ownership, use, maintenance and operation of the Owned Real Property, and all easements, servitudes, rights-of-way, mineral and other extraction rights, air, water and other development rights and privileges and appurtenances used or usable in connection with the beneficial use and enjoyment of the Owned Real Property.

“Parent” has the meaning set forth in the Preamble to this Agreement.

“Party” means the Company, the Purchaser, a Seller, or the Seller Representative, as the context requires, and “Parties” means the Company, the Purchaser, the Sellers and the Seller Representative.

“Patent” means any patent, patent application, utility model or similar protection of any kind, patent right, invention, discovery or invention disclosure (whether or not patented).

“Payoff Indebtedness” has the meaning set forth in Section 5.13.

“Payoff Letters” has the meaning set forth in Section 5.13.

“PCI Requirements” has the meaning set forth in Section 3.27(b).

“Permitted Activities” means: (i) Parent’s ownership and operation of Nexxis Inc. (as conducted as of the date of this Agreement and the twelve (12) months prior), (ii) for any period during which Parent operates as a business development company, lending to or investing in, Persons by Parent (including designating a director of a Person in connection with such investment), provided that, with respect to any such equity or debt investment, (a) such investment does not result in Parent owning 15% or more of the voting power or economic interests of such Person, and (b) such investment is not into a business that offers products, goods, services and/or support that is competitive with, or would reasonably be expected to be offered in substitution or replacement of, the products, goods, services and/or support offered or sold by the Business that generated at least 5% of the revenue of the Business in the twelve (12) month period prior to the date of this Agreement, and (iii) the offer and sale of products, goods, services and/or support for cyber-security solutions.

“Permitted Encumbrances” means: (i) liens for Taxes or assessments and similar charges, which are not yet due or delinquent or are being contested in good faith and by appropriate proceedings and for which adequate reserves have been established; (ii) mechanics’, materialmen’s or contractors’ liens or encumbrances or any similar statutory lien or restriction for amounts not yet due and payable or which are being contested in good faith; (iii) zoning, entitlement, building and other land use regulations which do not materially impair, prohibit or restrict the occupancy or current use of the real property which they encumber; and (iv) covenants, conditions, restrictions, easements and other similar matters of record affecting title to the real property which do not materially impair, prohibit or restrict the occupancy or current use of the real property which they encumber.

“Person” means any individual, corporation (including any non-profit corporation), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, labor union, or other entity or Governmental Body.

“Personal Data” means all data relating to one or more individual(s) or an individual’s device that is personally identifying (i.e., data that identifies an individual or, in combination with any other information or data available to the Selling Entity or any of its Subsidiaries, is capable of identifying an individual or an individual’s device); data that is non-personally identifying, including, without limitation, aggregate or de-identified data; and data that is defined as personal data, personally identifiable information, personal information, or similar term is defined under applicable Privacy Laws, privacy policies, or Privacy Agreements. Personal Data includes information in any form, whether paper or electronic.

“Plans” has the meaning set forth in Section 3.13(a).

“PPP Loan” means any loan from, or liability or obligation of the Selling Entity or any of its Subsidiaries to, the SBA or any other Person under the CARES Act, “Paycheck Protection Program”, “Economic Stabilization Fund” or other SBA loan program.

“Pre-Closing Tax Period” has the meaning set forth in Section 7.03(a).

“Prior Operating Agreement” has the meaning set forth in Section 7.08.

“Privacy Agreements” has the meaning set forth in Section 3.27(a).

“Privacy and Information Security Policies” has the meaning set forth in Section 3.27(d).

“Privacy Laws” has the meaning set forth in Section 3.27(a).

“Privacy Requirements” means Privacy Laws, Privacy and Information Security Policies, and Privacy Agreements.

“Proceeding” means any arbitration, audit, complaint, hearing, investigation, inquiry, litigation, petition, suit or other proceeding (whether civil, criminal, administrative or investigative) commenced, brought, conducted, or heard by or before, or otherwise involving, any Governmental Body, arbitrator or other trier of fact.

“Processing” has the meaning set forth in Section 3.27(a).

“Prospective Customer” means any Person who is or has been, within the last two (2) years, the subject of active efforts to secure as a customer of the Business.

“Proxy Statement” has the meaning set forth in Section 3.28.

“Purchase Price” has the meaning set forth in Section 2.02.

“Purchased Assets” has the meaning set forth in Section 7.03(g).

“Purchased Units” has the meaning set forth in the Recitals to this Agreement.

“Purchaser” has the meaning set forth in the Preamble to this Agreement.

“Purchaser Indemnified Party” has the meaning set forth in Section 8.02.

“Purchaser Indemnifying Party” has the meaning set forth in Section 8.03.

“Purchaser Related Party” has the meaning set forth in Section 6.06(c).

“Purchaser Tax Returns” has the meaning set forth in Section 7.03(d)(ii).

“Purchaser Termination Fee” has the meaning set forth in Section 6.06(a).

“R&W Policy” means the representation and warranty policy purchased by the Purchaser in connection with the representations and warranties of this Agreement, substantially in the form attached hereto as Exhibit C.

“Release” means any release, spill, leaking, emitting, emission, discharging, depositing, escaping, leaching, dumping, pumping, injection, dispersing, pouring, disposing or migrating into, onto or through the environment (including ambient air, surface water, ground water, land surface or subsurface strata) or within any building, structure, facility or fixture, whether intentional or unintentional.

“Released Parties” has the meaning set forth in Section 7.04(a).

“Releasing Parties” has the meaning set forth in Section 6.06(c).

“Remedial Action” means any action taken to investigate, clean up or otherwise respond to Releases of Hazardous Materials or to Environmental Conditions, including institutional and engineering controls.

“Representative” means with respect to a particular Person, any stockholder, member, manager, partner, director, officer, employee, agent or other representative of such Person, including legal counsel, accountants and financial advisors.

“Required Information” means the following information with respect to the business, operations and financial conditions of the Selling Entity and its Subsidiaries and the Contributed Assets (i) all financial and related information reasonably requested in writing by Purchaser and (i) the audited financial information and unaudited financial information and the financial information requested by Purchaser to prepare the pro forma financial statements, as required to be delivered pursuant to paragraph 2 of Annex I of Exhibit B to the Debt Commitment Letter.

“Resolution Period” has the meaning set forth in Section 2.06(b).

“Restricted Business” means any Person or business offering, anywhere in the United States, Canada and anywhere else in the world where the Selling Entity or any of its Subsidiaries conducted business prior to the Closing, products, goods, services and/or support that is competitive with, or would reasonably be expected to be offered in substitution or replacement of, the products, goods, services and/or support offered or sold, or proposed to be offered or sold, by the Selling Entity or any of its Subsidiaries on or prior to the Closing Date.

“Restricted Cash” means any cash which is not freely usable by the Company or its Subsidiaries because it may not be distributed under applicable Legal Requirements or Contract without any penalty, cost or expense, in each case determined in accordance with GAAP, including, but not limited to, any cash held in reserve pursuant to any letter of credit and any deposits held by a Person (other than the Company or any of its Subsidiaries).

“Restricted Period” means five (5) years following the Closing Date.

“Review Period” has the meaning set forth in Section 2.06(b).

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended.

“SBA” means the U.S. Small Business Administration.

“SEC” means the U.S. Securities and Exchange Commission.

“Security Breach” has the meaning set forth in Section 3.27(i).

“Seller Indemnified Party” has the meaning set forth in Section 8.03.

“Seller Indemnifying Party” has the meaning set forth in Section 8.02.

“Seller Representative” has the meaning set forth in Section 2.07(a).

“Seller Termination Fee” has the meaning set forth in Section 6.06(b).

“Seller Transaction Expenses” has the meaning set forth in Section 9.01.

“Sellers” has the meaning set forth in the Preamble to this Agreement.

“Selling Entity” has the meaning set forth in the Preamble to this Agreement.

“Shareholder Approval” has the meaning set forth in Section 6.02(e)(ii).

“Shareholder Meeting” means the annual or special meeting of the shareholders of Parent held for the purpose of voting on this Agreement and consummation of the Transactions.

“State” means any United States state and any other U.S. territory.

“Straddle Period” means any taxable year or period beginning on or before and ending after the Closing Date.

“Subsidiary” means any entity with respect to which a specified Person (or a Subsidiary thereof) owns fifty percent (50%) or more of the outstanding Equity Interests or has the power, through the ownership of Equity Interests or otherwise, to elect a majority of the directors, or similar managing body or to direct the business and policies of such entity. For the avoidance of doubt, each of the Company and CloudFirst Europe are Subsidiaries of the Selling Entity for purposes of this Agreement.

“Substitute Commitment Letters” has the meaning set forth in Section 5.09(d).

“Substitute Definitive Financing Agreements” has the meaning set forth in Section 5.09(d).

“Substitute Financing” has the meaning set forth in Section 5.09(d).

“Superior Proposal” has the meaning set forth in Section 5.02(b).

“Support Agreement” means a Support Agreement entered between the Purchaser, on the one hand, and each of the Support Agreement Stockholders, on the other hand, substantially in the form attached hereto as Exhibit D.

“Support Agreement Stockholder” means Charles M. Piluso, Piluso Family Associates, The Lasata 2012 Trust dated 5/4/12, The Bella Vita 2012 Trust dated 5/4/12, Harold J. Schwartz, Thomas C. Kempster, and Clifford Stein.

“Target Net Working Capital” means $730,494.57.

“Tax” means any federal, State, municipal, local or foreign income, gross receipts, capital stock, franchise, profits, branch profits, payroll, employment, severance, withholding, social security, unemployment, disability, premium, windfall, profits, environmental, customs duties, real property, ad valorem/personal property, stamp, excise, license, occupation, sales, use, transfer, registration, value added, goods and services, alternative minimum, estimated or other temporary or permanent tax imposed by a Governmental Body, including amounts imposed by a Governmental Body in lieu of any tax and any interest, surcharge, penalty or addition thereto, whether disputed or not.

“Tax Contest” has the meaning set forth in Section 7.03(c)(i).

“Tax Return” means any return, report, claim for refund, information return or other document relating to Taxes, including any schedule or attachment thereto and amendment thereof.

“Third-Party Claim” has the meaning set forth in Section 8.04(a).

“Third-Party Rights” has the meaning set forth in Section 3.19(d).

“Trade Secret” means any right in know-how, trade secrets, confidential or proprietary information, research in progress, algorithms, data, designs, processes, formulae, drawings, schematics, blueprints, flow charts, models, strategies, prototypes, techniques, Beta testing procedures and Beta testing results.

“Transaction Deductions” means, without duplication, any Tax deductions arising in respect of (i) any bonuses paid on or prior to the Closing Date in connection with the transactions contemplated by any Transaction Document, (ii) expenses with respect to Debt being paid in connection with the Closing, and (iii) the Seller Transaction Expenses and other fees and expenses of legal counsel, accountants, and investment bankers incurred in connection with the transactions contemplated by any Transaction Document; provided, that, the amount of Transaction Tax Deductions shall be computed assuming that an election is made under Revenue Procedure 2011-29 to deduct 70% of any “success-based fees” (as described in Revenue Procedure 2011-29), and provided, further, that to the extent permitted by applicable Legal Requirements at a “more likely than not” or higher level of comfort, the Seller Transaction Expenses shall be deemed to have been incurred in the applicable Pre-Closing Tax Period in accordance with Section 7.03(j) regardless of whether the payment of any such Seller Transaction Expenses is made after the Closing.

“Transaction Documents” means this Agreement, the Escrow Agreement, the Transition Services Agreement, if applicable, the Asset Contribution Agreement, Support Agreements and any other document, schedule, instrument, certificate or agreement executed or delivered in connection with this Agreement or the foregoing or in connection with the consummation of the Transactions.

“Transition Services Agreement” means, if such agreement is requested by Purchaser, the Transition Services Agreement to be entered into among the Company and the Parent at Closing, in the form reasonably acceptable to Purchaser and Parent.

“Transactions” means, collectively, the transactions contemplated by the Transaction Documents.

“Transfer Employee” has the meaning set forth in Section 5.14(a).

“Transfer Regulations” means the Transfer of Undertakings (Protection of Employment) Regulations 2006, as amended.

“Unit Purchase Transaction” has the meaning set forth in the Recitals to this Agreement.

1.02       Construction. Unless the context of this Agreement clearly requires otherwise: (i) references to the plural include the singular and vice versa; (ii) references to any Person include such Person’s successors and assigns but, if applicable, only if such successors and assigns are permitted by this Agreement; (iii) references to one gender include all genders; (iv) “including” (and variants thereof) is not limiting (such that it will be deemed to be followed by the phrase “without limitation”); (v) “or” has the inclusive meaning represented by the phrase “and/or”; (vi) the words “hereof,” “herein,” “hereby,” “hereunder” and similar terms in this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement; (vii) section, clause, exhibit, appendix and schedule references are to this Agreement unless otherwise specified; (viii) any definition of or reference to any Legal Requirement will be construed as referring to such Legal Requirement as from time to time amended, supplemented or otherwise modified; and (ix) any definition of or reference to any statute will be construed as referring also to any rules and regulations promulgated thereunder. For purposes of this Agreement, (a) all references to employees of the Selling Entity or any of its Subsidiaries shall be deemed to include all employees of the Parent or any of its Subsidiaries who provide services in connection with the operation of Business, notwithstanding that such employees may be employed by the Parent or any of its Subsidiaries, and (b) all references to independent contractors, consultants or similar non-employee third parties of the Selling Entity or any of its Subsidiaries shall be deemed to include all independent contractors, consultants or similar non-employee third parties of the Parent or any of its Subsidiaries who provide services in connection with the operation of the Business, notwithstanding that such contractors, consultants or similar non-employee third parties may be engaged by the Parent or any of its Subsidiaries. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises regarding this Agreement, this Agreement will be construed as if drafted jointly by the Parties and no presumption or burden of proof will arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement.

Article II
PURCHASE AND SALE OF UNITS

2.01       Description of Securities. As of immediately prior to the Closing, (i) the Company’s authorized Equity Interests consist solely of Company Units, which will, upon consummation of the Transactions, have the rights, preferences and other terms set forth in the Organizational Documents of the Company, and (ii) all Equity Interests of the Company are owned beneficially and of record by the Selling Entity, and all Equity Interests of the Selling Entity are owned beneficially and of record by the Parent.

2.02       Sale and Purchase; Instruments of Transfer. Upon the terms and subject to the conditions herein, and in reliance on the representations and warranties made by the Company and the Sellers herein, the Purchaser hereby agrees to purchase from the Selling Entity, and the Selling Entity hereby agrees to sell, transfer and deliver to the Purchaser, all of the Purchased Units, free and clear of any and all Encumbrances for an amount equal to the aggregate purchase price calculated as set forth in Section 2.03 (the “Purchase Price”). On the Closing Date, the Selling Entity shall deliver or cause to be delivered to the Purchaser duly executed unit powers accompanied by certificates representing the Purchased Units, if certificated, and such other instruments of transfer and assignment as may be reasonably necessary to vest in Purchaser good and valid title to the Purchased Units free and clear of any Encumbrances. All such unit powers and other instruments shall be in form and substance reasonably satisfactory to the Purchaser.

2.03       Purchase Price. The Purchase Price shall be calculated and determined as follows: an amount equal to (a) the Base Purchase Price; minus (b) the Estimated Aggregate Adjustment Amount; minus (c) the Final Aggregate Adjustment Amount.

2.04       Payment of Purchase Price.

(a)       On the Closing Date, the Purchaser will:

(i)       Pay, or cause to be paid, to the respective payees thereof (or, at the Purchaser’s election, to the Company for further payment thereby thereto), (A) each item of Payoff Indebtedness, if any, in accordance with the Payoff Letters, if any, and (B) all Seller Transaction Expenses included in the determination of Estimated Closing Date Debt, by wire transfer of immediately available funds, provided, that any such amounts payable to an employee of the Parent or its Subsidiaries shall be paid through the applicable payroll system on the first normal payroll date occurring at least three (3) Business Days following the Closing Date, subject to applicable withholding tax;

(ii)       deposit or cause to be deposited the Escrow Amount with the Escrow Agent (which Escrow Amount will be paid to the Selling Entity or the Purchaser in accordance with the terms hereof and the Escrow Agreement); and

(iii)       pay or cause to be paid the Closing Payment to the Selling Entity to an account or accounts designated by the Seller Representative.

(b)       The remainder of the Purchase Price, if any, will be paid or caused to be paid by the Purchaser (or returned to the Purchaser) pursuant to the Escrow Agreement and Section 2.06.

2.05       Estimated Aggregate Adjustment Amount.

(a)       No later than four (4) Business Days prior to the anticipated Closing Date, the Selling Entity shall deliver to the Purchaser a written statement (the “Estimated Closing Statement”) setting forth (i) the Sellers’ good faith estimate of the aggregate amount of all Debt of the Selling Entity and its Subsidiaries as of immediately prior to the Closing but without giving effect to the Unit Purchase Transaction (collectively, the “Closing Date Debt” and such estimate of Closing Date Debt, the “Estimated Closing Date Debt”), (ii) the Sellers’ good faith estimate of the aggregate amount of the Net Working Capital of the Selling Entity and its Subsidiaries as of the Measurement Time but without giving effect to the Unit Purchase Transaction (the “Closing Date Net Working Capital” and such estimate of the Closing Date Net Working Capital, the “Estimated Closing Date Net Working Capital”), (iii) the resulting Estimated Aggregate Adjustment Amount and reasonable supporting documentation necessary to support the calculations of such Estimated Aggregate Adjustment Amount components, and (iv) wire instructions for, and the amount due, to each Person entitled to a payment pursuant to Section 2.04. Appendix I attached hereto sets forth an example calculation of Closing Date Net Working Capital as if the date of the Closing was March 31, 2025 for purposes of such example.

(b)       From and after delivery of the Estimated Closing Statement, the Sellers and the Company shall reasonably assist and cooperate with the Purchaser in its review of the Estimated Closing Statement, including by providing the Purchaser and its representatives with reasonable access, solely for the purpose of reviewing and verifying the Estimated Closing Statement, to: (i) copies of all of the books and records, work papers, and trial balances, in each case, used in preparing the Estimated Closing Statement and (ii) the Parent’s and its Subsidiaries’ management personnel involved in preparing the Estimated Closing Statement. At Purchaser’s request, the Sellers will meet promptly and before the anticipated Closing Date with Purchaser to review the Estimated Closing Statement and any differences raised by Purchaser in good faith with respect to the Estimated Closing Date Debt and/or Estimated Closing Date Net Working Capital. The Sellers and Purchaser will work in good faith to resolve any differences raised by Purchaser before the Closing, and at least two (2) Business Days prior to the Closing the Selling Entity shall deliver to Purchaser a revised Estimated Closing Statement (to the extent the Sellers agrees to any revisions or modifications), which revised Estimated Closing Statement shall (x) supersede and replace the prior versions for all purposes hereunder, and (y) be used for purposes of determining the Estimated Closing Date Debt and Estimated Closing Date Net Working Capital, and the other items set forth therein at the Closing, provided, however, that if some or all of such differences raised by Purchaser are not resolved prior to the Closing, the Adjustment Escrow Amount to be deposited into escrow at Closing shall be automatically increased by the aggregate dollar amount of such unresolved differences.

2.06       Calculation of Final Adjustments. Each element of the Final Aggregate Adjustment Amount will be calculated as follows:

(a)       Post-Closing Calculation. No later than ninety (90) days following the Closing Date, the Purchaser will cause to be prepared and delivered to the Seller Representative: (i) a consolidated balance sheet of the Company and its Subsidiaries as of the Measurement Time but without giving effect to the Transactions (the “Closing Balance Sheet”); and (ii) a certificate setting forth Purchaser’s good faith calculation of the Closing Date Debt and the Closing Date Net Working Capital (the Closing Balance Sheet and the calculations of the Closing Date Debt and the Closing Date Net Working Capital are referred to as the “Closing Financial Data”). The Closing Financial Data will be prepared in accordance with GAAP using, to the extent consistent with GAAP, the same accounting principles, on a consistent basis, that were employed in preparing the Balance Sheet and the calculations of Estimated Closing Date Debt and Estimated Closing Date Net Working Capital.

(b)       Disputes. After receipt of the Closing Financial Data, the Seller Representative will have forty-five (45) days (the “Review Period”) to review the Closing Financial Data, together with the books and records and work papers and assumptions used in the preparation thereof. The Seller Representative may dispute items reflected in the Closing Balance Sheet or in the calculation of the Closing Date Debt or the Closing Date Net Working Capital. Unless the Seller Representative delivers written notice to the Purchaser on or prior to the end of the Review Period specifying in reasonable detail (to the extent possible) the amount, nature and basis of each disputed item, the Seller Representative and each of the Sellers will be deemed to have accepted and agreed to the Closing Balance Sheet, the calculation of the Closing Date Debt and the Closing Date Net Working Capital. If the Seller Representative so notifies Purchaser of its objection to any portion of the Closing Balance Sheet or the calculation of any of the Closing Date Debt or the Closing Date Net Working Capital, the Seller Representative and Purchaser must, for fifteen (15) days (or such longer period as the Seller Representative and the Purchaser may agree in writing) following such notice (the “Resolution Period”), attempt in good faith to resolve their differences and any resolution by them as to any disputed amounts is final, binding and conclusive on the Parties.

(c)       Independent Accountants. If, at the conclusion of the Resolution Period, there are any amounts remaining in dispute as to the Closing Date Balance Sheet, Closing Date Debt or the Closing Date Net Working Capital, then all amounts remaining in dispute will be submitted to EisnerAmper or such other accounting firm mutually selected by the Seller Representative and Purchaser (the “Independent Accountants”) within ten (10) days after the expiration of the Resolution Period. To the extent necessary, if the Seller Representative and Purchaser are unable to agree on the choice of an accounting firm, they will each select one nationally recognized accounting firm and those two firms will mutually select a third nationally recognized accounting firm. The Purchaser and the Seller Representative will execute, if requested by the Independent Accountants, a reasonable engagement letter. All fees and expenses relating to the work, if any, to be performed by the Independent Accountants will be shared as between the Sellers, on the one hand, and Purchaser, on the other hand, in inverse proportion as they may prevail on the allocation of the dollar amount of the amounts remaining in dispute between the Sellers, on the one hand, and Purchaser, on the other hand, as determined by the Independent Accountants. The Independent Accountants will act as an expert and not as an arbitrator to determine, based solely on the provisions of this Section 2.06(c) and the presentations by the Seller Representative and Purchaser, and not by independent review, only those issues still in dispute and only as to whether such amounts were arrived at in accordance with this Agreement. In resolving any disputed item, the Independent Accountants may not assign a value to any item greater than the greatest value for such item claimed by either party or less than the smallest value for such item claimed by either party. The Independent Accountants’ determination must be made within thirty (30) days of their selection, must be set forth in a written statement delivered to the Seller Representative and Purchaser and will be final, binding and conclusive on the Parties absent fraud or manifest error.

(d)       Closing Date Debt Adjustment Amount. If the amount of the Closing Date Debt (as finally determined pursuant to this Section 2.06) exceeds the amount of the Estimated Closing Date Debt, the Sellers, jointly and severally, shall pay to the Purchaser or, at the Purchaser’s sole discretion, to the Company, an amount equal to such excess within the time period set forth in Section 2.06(f). If the amount of the Closing Date Debt (as finally determined pursuant to this Section 2.06) is less than the amount of the Estimated Closing Date Debt, then the Purchaser shall pay or cause the Company to pay to the Selling Entity an amount equal to such difference within the time period set forth in Section 2.06(f). The amount (whether positive or negative) obtained by subtracting (x) the amount of the Estimated Closing Date Debt from (y) the amount of the Closing Date Debt is referred to as the “Closing Date Debt Adjustment Amount.”

(e)       Closing Date Net Working Capital Adjustment Amount. If the amount of the Closing Date Net Working Capital (as finally determined pursuant to this Section 2.06) is less than the amount of the Estimated Closing Date Net Working Capital, then the Sellers, jointly and severally, shall pay to the Purchaser or, at the Purchaser’s sole discretion, to the Company, an amount equal to such difference within the time period set forth in Section 2.06(f). If the amount of the Closing Date Net Working Capital (as finally determined pursuant to this Section 2.06) exceeds the amount of the Estimated Closing Date Net Working Capital, then the Purchaser shall pay or cause the Company to pay to the Selling Entity an amount equal to such excess within the time period set forth in Section 2.06(f). The amount (whether positive or negative) obtained by subtracting (x) the amount of the Estimated Closing Date Net Working Capital from (y) the amount of Closing Date Net Working Capital is referred to as the “Closing Date Net Working Capital Adjustment Amount.”

(f) Recovery Sources. Any payment required by Sections 2.06(d) or 2.06(e) must be paid by wire transfer of immediately available funds to the account or accounts specified by the Party who is owed such payment (or, in the case of any payment to be made to the Selling Entity, specified by the Seller Representative), within five (5) Business Days after each element of the Final Aggregate Adjustment Amount is finally determined pursuant to this Section 2.06; provided, that before any payment pursuant to Sections 2.06(d) or 2.06(e) shall be due from any Seller, the Purchaser shall first seek recovery therefor out of the Adjustment Escrow Amount (by release of the applicable amount by the Escrow Agent in accordance with the Escrow Agreement) and the Sellers shall only be responsible for such payment(s) to the extent in excess of the Adjustment Escrow Amount held by the Escrow Agent therefor. Upon the final determination of both the Closing Date Debt Adjustment Amount and the Closing Debt Net Working Capital Adjustment Amount in accordance with this Section 2.06, the Purchaser and the Seller Representative shall provide joint written instructions to the Escrow Agent to release funds from the Adjustment Escrow Amount to the applicable parties entitled to payment under this Section 2.06.2.07 Seller Representative.

(a)       Appointment. The Parties hereto agree that it is desirable to designate Charles Piluso as the representative of the Seller Indemnifying Parties and as their attorney-in-fact (the “Seller Representative”), with full power of substitution to act on behalf of the Seller Indemnifying Parties to the extent and in the manner set forth in this Agreement, the Escrow Agreement and the other applicable Transaction Documents. The Seller Indemnifying Parties have designated the Seller Representative as the representative of the Seller Indemnifying Parties for purposes of this Agreement, the Escrow Agreement, and the execution of this Agreement by such Seller Indemnifying Parties shall constitute ratification and approval of such designation on the terms set forth herein. All decisions, actions, consents and instructions by the Seller Representative with respect to this Agreement and the Escrow Agreement shall be binding upon all of the Seller Indemnifying Parties, and no such Seller Indemnifying Party shall have the right to object to, dissent from, protest or otherwise contest the same. The Purchaser, the Purchaser Indemnified Parties and the Company shall be entitled to rely on any decision, action, consent or instruction of the Seller Representative as being the decision, action, consent or instruction of the Seller Indemnifying Parties, and the Purchaser, the Purchaser Indemnified Parties and the Company are hereby relieved from any liability to any Person for acts done by them in accordance with any such decision, act, consent or instruction. By way of example and not limitation, as Seller Representative, the Seller Representative shall be authorized and empowered, as agent of and on behalf of all Seller Indemnifying Parties to give and receive notices and communications as provided herein, to object to any claims of a Purchaser Indemnified Party, to agree to, negotiate, enter into settlements and compromises of, and demand arbitration and comply with orders of courts and awards of arbitrators with respect to, such claims or Losses, to waive after the Closing Date any breach or default of Purchaser or the Purchaser Indemnified Parties of any obligation to be performed by it under this Agreement, to receive service of process on behalf of each Seller Indemnifying Party in connection with any claims against such Seller Indemnifying Party arising under or in connection with this Agreement, any document or instrument provided for hereby or any of the transactions contemplated hereby or under any other Transaction Document, and to take all other actions that are either (i) necessary or appropriate in the judgment of the Seller Representative for the accomplishment of the foregoing or (ii) specifically mandated by the terms of this Agreement. Notices or communications to or from the Seller Representative shall constitute notice to or from the Seller Indemnifying Parties.

(b)       Resignation; Removal. The Seller Representative may resign at any time, and in the event of the death, incapacity or resignation of the Seller Representative, a new Seller Representative shall be appointed by the Seller Indemnifying Parties. The Seller Representative may charge a reasonable fee for his or her services; provided, that all fees and expenses incurred by the Seller Representative in performing his or her duties hereunder (including legal fees and expenses related thereto) and any indemnification in favor of the Seller Representative shall be borne by the Seller Indemnifying Parties jointly and severally.

(c)       Authority. The grant of authority provided for in this Section 2.07 is coupled with an interest and is being granted, in part, as an inducement to the Purchaser to enter into this Agreement and the Escrow Agreement and (i) shall be irrevocable and survive the dissolution, liquidation or bankruptcy of any Party or the death, incompetency, liquidation or bankruptcy of any Seller Indemnifying Party, shall be binding on any successor thereto and (ii) shall survive the assignment by any Seller Indemnifying Party of the whole or any portion of his, her or its interest in the Escrow Amount.

(d)       Each Seller Indemnifying Party hereby consents to the taking of any and all actions and the making of any decisions required or permitted to be taken or made by the Seller Representative pursuant to this Section 2.07. Each Seller Indemnifying Party agrees that the Seller Representative shall have no obligation or liability to any Person for any action taken or omitted by him or her in good faith, and each Seller Indemnifying Party shall indemnify and hold harmless the Seller Representative from, and shall pay to the Seller Representative the amount of, or reimburse the Seller Representative for, any loss that the Seller Representative may suffer, sustain, or become subject to as a result of any such action or omission by the Seller Representative under this Agreement. The Seller Representative may seek the advice of legal counsel in the event of any dispute or question as to the construction of any of the provisions of this Agreement or his or her duties hereunder, and, without limiting the foregoing, shall incur no liability in his capacity as the Seller Representative to the Seller Indemnifying Party and shall be fully protected with respect to any action taken, omitted or suffered by it in good faith in accordance with the advice of such counsel.

(e)       Any expenses or liabilities incurred by the Seller Representative in connection with the performance of its duties under this Agreement or the Escrow Agreement shall not be the personal obligation of the Seller Representative but shall be payable by the Sellers, jointly and severally.

2.08       Closing. The purchase and sale of the Purchased Units (the “Closing”) provided for in this Agreement will take place remotely via the electronic exchange of documents and signatures on the date that is three (3) Business Days following the satisfaction or waiver of the conditions to Closing set forth in Article VI (other than the conditions that by their terms are to be satisfied at the Closing) unless another time or place is mutually agreed upon in writing by Purchaser and the Parent (the date upon which the Closing actually occurs, the “Closing Date”). Except as otherwise set forth in this Agreement, all cash payments hereunder shall be made by wire transfer of same day available funds. Except as otherwise provided herein (including with respect to determining certain components of the Purchase Price), the Closing shall be deemed to be effective as of 12:01 a.m. (Eastern time) on the Closing Date (the “Measurement Time”) for tax, accounting and all other purposes. For the avoidance of doubt, the Purchase Price and any components thereof shall be determined without giving effect to the transactions contemplated by the Transaction Documents or any purchase accounting arising from the consummation of such transactions and without taking into account any payments and/or wires that are contemplated by the funds flow instruments entered into on the date hereof in connection with such transaction (or its attachments) or this Agreement (such that the Purchase Price and its components will be determined as though such wires and/or payments did not yet occur).

Article III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY PARTIES

The Company and the Sellers hereby represent and warrant to the Purchaser as of the date hereof and as of the Closing as follows.

3.01       Existence and Qualification. The Company is a limited liability company duly formed, validly existing and in good standing under the laws of the State of Delaware. The Company has the full limited liability company power and authority to own, lease and operate its property and assets and carry on its business as now being conducted. Except as set forth in Section 3.01 of the Company Disclosure Schedule, the Company is duly qualified or licensed to do business as a foreign limited liability company in good standing in all jurisdictions in which the character or the location of the assets owned, leased or used by it or the nature of the business conducted by it requires such licensing or qualification, except where failure to have the approvals or to be so qualified or licensed would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The Organizational Documents of the Company are in full force and effect and Company is not in any material breach or violation of any of its Organizational Documents.

3.02       Authority; Validity.

(a)       Each of the Company or its Subsidiaries has the requisite limited liability company or corporate power and authority necessary to enter into and perform its respective obligations under the Transaction Documents to which it is a party and to consummate the Transactions. The execution, delivery and performance of the Transaction Documents to which the Company or any of its Subsidiaries is a party and the consummation of the Transactions have been duly and validly authorized by all necessary corporate, limited liability company and/or other action in respect thereof. This Agreement has been duly executed and delivered by the Company and constitutes, and each other Transaction Document to which it, or any of its Subsidiaries is a party when executed and delivered by the Company or its Subsidiaries will constitute, the legal, valid and binding obligations thereof, enforceable against it in accordance with their respective terms except as such enforceability is limited by bankruptcy, insolvency, reorganization, moratorium or similar laws now or hereafter in effect relating to creditors’ rights generally or general principles of public policy.

(b)       The Shareholder Approval is the only vote or consent of the holders of any class or series of Parent’s capital stock or Equity Interests that is necessary in connection with the consummation of the Transactions, and no other corporate or stockholder proceedings are necessary to approve this Agreement, the other Transaction Documents or to consummate the Transactions contemplated hereby. Prior to the execution of this Agreement, at a meeting duly called and held, the board of directors of Parent duly and validly adopted resolutions (i) approving and declaring advisable this Agreement and the other Transaction Documents and the Transactions on the terms and subject to the conditions set forth herein and therein, (ii) declaring and determining that it is in the best interests of the shareholders of Parent that Parent and the other Company Parties enter into this Agreement and the other Transaction Documents and consummate the Transactions contemplated hereby and thereby on the terms and subject to the conditions set forth herein and therein, (iii) directing that this Agreement be submitted to a vote at the Shareholder Meeting, and (iv) recommending that the shareholders of Parent approve and adopt this Agreement ((i), (ii), (iii) and (iv) being collectively referred to herein as the “Board Recommendation”), which resolutions, as of the date of this Agreement, have not been rescinded, modified or withdrawn in any way. Prior to the execution of this Agreement, the board of directors of the Selling Entity duly and validly adopted resolutions (A) approving and declaring advisable this Agreement and the other Transaction Documents and the Transactions on the terms and subject to the conditions set forth herein and therein, (B) declaring and determining that it is in the best interests of the shareholders of the Selling Entity that the Selling Entity and the other Company Parties enter into this Agreement and the other Transaction Documents and consummate the Transactions contemplated hereby and thereby on the terms and subject to the conditions set forth herein and therein, (iii) directing that this Agreement be submitted for approval to the Selling Entity’s sole stockholder, and (iii) recommending that the sole stockholder of the Selling Entity approve and adopt this Agreement, which resolutions, as of the date of this Agreement, have not been rescinded, modified or withdrawn in any way, and Parent, in its capacity as the sole stockholder of the Selling Entity, duly and validly adopted resolutions approving this Agreement and the Transactions.

3.03       No Conflicts. Except as set forth in Section 3.03 of the Company Disclosure Schedule, (a) neither the Selling Entity nor any of its Subsidiaries nor any other Seller is required to give any notice to, or obtain any Approval in connection with, the execution and delivery of this Agreement or any other Transaction Document or the consummation or performance of the Transactions and (b) the execution and delivery of this Agreement and all agreements, documents and instruments executed and delivered by the Selling Entity, any of its Subsidiaries, or any other Seller pursuant hereto, the sale and delivery of the Purchased Units and the performance of the Transactions, do not and will not: (i) violate or result in a material violation of, conflict with or constitute or result in a material violation of or default (whether after the giving of notice, lapse of time or both) or loss of benefit under any Contract or obligation to which the Selling Entity or any of its Subsidiaries is a party (or will be a party following the Asset Contribution) or by which its assets are bound (or will be bound following the Asset Contribution), or any provision of the Organizational Documents of the Selling Entity or any of its Subsidiaries, or cause the creation of any Encumbrance upon any of the assets of the Company or any of its Subsidiaries; (ii) violate, conflict with or result in a violation of, or constitute a default (whether after the giving of notice, lapse of time or both) under, any Legal Requirement applicable to the Selling Entity or any of its Subsidiaries or any other Seller; (iii) require from the Selling Entity or any of its Subsidiaries or any other Seller any notice to, declaration or filing with, or consent or other permit or Approval of any Governmental Body or other third party; or (iv) violate or result in a violation of, or constitute a default (whether after the giving of notice, lapse of time or both) under, accelerate any obligation under, or give rise to a right of termination of, any agreement, permit, license or authorization to which the Selling Entity or any of its Subsidiaries or any other Seller is a party or by which the Selling Entity or any of its Subsidiaries or any other Seller is bound.

3.04       Capitalization. As of immediately prior to the Closing and before giving effect to the Unit Purchase Transaction, all of the Equity Interests of the Company which were issued and/or issued and outstanding were held, beneficially and of record, by the Selling Entity, as set forth in Section 3.04 of the Company Disclosure Schedule. As of the Closing, and after giving effect to the Transactions, all of the Equity Interests of the Company will have been duly authorized and validly issued, fully paid and nonassessable and issued in compliance with all applicable Legal Requirements (including federal and State securities laws) without giving rise to preemptive rights of any kind. Section 3.04 of the Company Disclosure Schedule sets forth as of the date of this Agreement all of the Equity Interests of the Company (a) issued and outstanding, (b) reserved for issuance, or (c) subject to Commitments. As of the Closing and after giving effect to the Transactions, the outstanding Equity Interests of the Company consist of Company Units, all of which are held beneficially and of record by the Purchaser. Except as provided herein, the Company has no obligation to purchase, redeem, or otherwise acquire any of its Equity Interests or any interests therein, and has not redeemed any Equity Interests since the date of its formation. As of the Closing, and after giving effect to the Transactions, other than rights set forth herein or in Section 3.04 of the Company Disclosure Schedule or in Company’s Organizational Documents, there are (1) no preemptive rights, rights of first refusal, put or call rights or obligations or anti-dilution rights with respect to the issuance, sale or redemption of the Company’s Equity Interests or any interests therein, (2) no rights to have Company’s Equity Interests registered for sale to the public in connection with the laws of any jurisdiction and (3) no documents, instruments or agreements relating to the voting of the Company’s voting securities or restrictions on the transfer of the Company’s Equity Interests. All of the Equity Interests of the Selling Entity are held, beneficially and of record, by the Parent.

3.05       Subsidiaries. A true and complete list of (a) the Selling Entity’s direct and indirect Subsidiaries, together with the jurisdiction under which each such Subsidiary is incorporated or organized, as of the date hereof, and (b) the Company’s direct and indirect Subsidiaries, together with the jurisdiction under which each such Subsidiary is incorporated or organized, as of immediately prior to the Closing and after giving effect to the Asset Contribution, is set forth in Section 3.05 of the Company Disclosure Schedule. The Selling Entity owns, directly or indirectly through one or more Subsidiaries, beneficially and of record all of the outstanding Equity Interests of each of the Selling Entity’s direct or indirect Subsidiaries. The Company owns, directly or indirectly through one or more Subsidiaries, beneficially and of record all of the outstanding Equity Interests of each of the Company’s direct or indirect Subsidiaries. Except as set forth in Section 3.05 of the Company Disclosure Schedule, (i) the Selling Entity does not directly or indirectly own any Equity Interests of any corporation, partnership, joint venture or other business association or other Person as of the date hereof, and (ii) the Company does not directly or indirectly own any Equity Interests of any corporation, partnership, joint venture or other business association or other Person as of immediately prior to the Closing and after giving effect to the Asset Contribution. Each Subsidiary of the Selling Entity or Company is duly organized, validly existing and in good standing under the laws of the State or jurisdiction of its incorporation, formation or organization. Each Subsidiary of the Selling Entity has the full power and authority to own, lease and operate its property and assets and carry on its business as now being conducted. Each Subsidiary of the Selling Entity is duly qualified or licensed to do business as a foreign corporation, limited liability company or other organization in good standing in all jurisdictions in which the character or the location of the assets owned, leased or used by it or the nature of the business conducted by it requires such licensing or qualification, except where failure to have the approvals or to be so qualified or licensed would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The Organizational Documents of each Subsidiary of the Selling Entity are in full force and effect and no such Subsidiary is in breach or violation of any of its Organizational Documents.

3.06       Financial Statements; Undisclosed Liabilities.

(a)       Attached as Section 3.06(a) of the Company Disclosure Schedule are the following financial statements (collectively, the “Financial Statements”): (i) the unaudited balance sheets of each of (A) the Selling Entity and its Subsidiaries (excluding CloudFirst Europe and its Subsidiaries), and (B) CloudFirst Europe and its Subsidiaries, in each case as of December 31, 2023 and 2024 and the related unaudited statements of income for the fiscal years ended December 31, 2023 and 2024 (such consolidated balance sheets as of December 31, 2024, the “Balance Sheet”); and (ii) the unaudited consolidated balance sheets of (A) the Selling Entity and its Subsidiaries (excluding CloudFirst Europe and its Subsidiaries), and (B) CloudFirst Europe and its Subsidiaries, in each case as of May 31, 2025 and the related statements of income for the five (5) months ended May 31, 2025. Except as set forth on Section 3.06(a) of the Company Disclosure Schedule, the Financial Statements have been prepared in accordance with GAAP applied on a consistent basis throughout the periods covered (except that the interim period Financial Statements described in clause (ii) above are subject to normal year-end adjustments and may not include footnotes and other presentation items), are consistent in all material respects with the books and records of Selling Entity and its Subsidiaries and fairly present in all material respects the financial position and results of operations of the Selling Entity and its Subsidiaries as of each date and for each period covered thereby. The Selling Entity has no Knowledge of anything that arose since such respective dates that would indicate that any such Financial Statements are not true and correct in all material respects as of the date thereof.

(b)       Except as set forth in Section 3.06(b) of the Company Disclosure Schedule, the Selling Entity and each of its Subsidiaries have in place systems and processes that are customary and adequate for a company at the same stage of development as the Selling Entity and that are designed to (i) provide reasonable assurances regarding the reliability of the Financial Statements and (ii) in a timely manner accumulate and communicate the type of information that is required to be disclosed in the Financial Statements.

(c)       Except as set forth in Section 3.06(c) of the Company Disclosure Schedule, the Selling Entity and each of its Subsidiaries has established and maintains a system of internal accounting controls sufficient to provide reasonable assurances (i) that transactions, receipts and expenditures of the Selling Entity and its Subsidiaries are being executed and made only in accordance with appropriate policies and procedures and appropriate authorizations of management and the Selling Entity’s board of directors, (ii) that transactions are recorded as necessary (A) to permit preparation of financial statements in conformity with GAAP and (B) to maintain accountability for assets and (iii) regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets (tangible or intangible) of the Selling Entity or any of its Subsidiaries. Since January 1, 2023, there has been no material (x) deficiency or weakness in any system of internal accounting controls used by the Selling Entity or any of its Subsidiaries, (y) fraud or other wrongdoing that involves any of the management or other employees of Parent or its Subsidiaries who have, or have had, a role in the preparation of financial statements or the internal accounting controls used by the Selling Entity and its Subsidiaries or (z) claim or allegation regarding any of the foregoing. Neither the Selling Entity nor any Subsidiary is a party to or has any commitment to become a party to any “off-balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K promulgated by the SEC).

(d)       Neither the Selling Entity nor any of its Subsidiaries has any liabilities or obligations of any nature, whether accrued, absolute, contingent, asserted, unasserted or otherwise, except liabilities or obligations (i) stated or adequately reserved against in the Balance Sheet, (ii) incurred as a result of or arising out of the Transactions, (iii) incurred in the ordinary course of business since the Balance Sheet Date or (iv) as set forth in Section 3.06(d) of the Company Disclosure Schedule.

(e)       Neither the Selling Entity nor any of its Subsidiaries has failed to make any capital expenditures contemplated by the then applicable annual budget of such Person in the two (2) year period prior to the Closing.

3.07       Accounts Receivable; Accounts Payable.

(a)       All accounts receivable of the Selling Entity or any of its Subsidiaries that are reflected on the Financial Statements or the accounting records of the Selling Entity and its Subsidiaries (collectively, the “Accounts Receivable”) represent or will represent valid and enforceable obligations arising from transactions actually made or services actually performed in the ordinary course of business. The Accounts Receivable are not subject to set-off or counterclaim and are collectible in the ordinary course of business, after deducting the reserve for doubtful accounts stated in the Balance Sheet, which reserve is in accordance with GAAP. The invoicing of Accounts Receivable by the Selling Entity and its Subsidiaries has been performed accurately in all material respects and, since the Balance Sheet Date, the Selling Entity and each Subsidiary of the Company has collected its Accounts Receivable in the ordinary course of business and in a manner that is consistent with past practices and has not accelerated any such collections. Neither the Selling Entity nor any of its Subsidiaries has any Accounts Receivable or loans receivable from any Affiliate of the Company or any Seller or any of their respective Representatives.

(b)       All accounts payable and notes payable of the Selling Entity or any of its Subsidiaries arose in bona fide arm’s length transactions in the ordinary course of business and no such account payable or note payable is delinquent in its payment. Since the Balance Sheet Date, each of the Selling Entity and its Subsidiaries has paid its accounts payable in the ordinary course of its business and in a manner which is consistent with its past practices. Neither the Selling Entity nor any of its Subsidiaries has any account payable to any Affiliate of the Company or any Seller or any of their respective Representatives.

3.08       Absence of Certain Changes and Events.

(a)       Except as set forth in Section 3.08 of the Company Disclosure Schedule, since the Balance Sheet Date, the Selling Entity and each of its Subsidiaries has operated its business in all material respects in the ordinary course and neither the Selling Entity nor any of its Subsidiaries (or, for purposes of clauses (xi), (xii), (xiii), (xvi) and (xvii) below, the Parent or any of its Subsidiaries) has: (i)(A) incurred any indebtedness for borrowed money or (B) paid or discharged any Encumbrance or liability that was not shown on the Balance Sheet or incurred in the ordinary course of business after the Balance Sheet Date or (C) incurred any contingent liability as guarantor or otherwise with respect to the obligations of others or cancelled any debt or claim owing to, or waived any material right of, the Selling Entity or any of its Subsidiaries; (ii) made any acquisition (by merger, consolidation, or acquisition of stock or assets or otherwise) of any other Person or any material property or assets; (iii) created or permitted to be created any Encumbrances (other than Permitted Encumbrances) on any of its assets, tangible or intangible; (iv) sold, assigned or transferred any of its tangible assets; (v) entered into, terminated, amended or waived any material right under any Contract that is or would be a Material Contract; (vi) made or changed any material Tax election or made any change in any method of accounting, in each case, with respect to the Company or any of its Subsidiaries or relating to the Contributed Assets or the Business; (vii) issued or sold any Equity Interests; (viii) amended or modified any of its Organizational Documents; (ix) made any material capital expenditure or commitments therefor; (x) declared, set aside or paid any dividend, or made any other distribution in respect of the Equity Interests of the Selling Entity or any of its Subsidiaries, or directly or indirectly redeemed, purchased or otherwise acquired its own Equity Interests; (xi) made or granted any bonus or any wage, salary, compensation increase, or severance to any Company Employee or Company Contractor or made or granted any increase in any employee benefit plan or arrangement, or amended or terminated any existing employee benefit plan or arrangement or adopted any new employee benefit plan, other than wage or salary increases made in the ordinary course of business; (xii) incurred any obligation or liability, or made any loans or advances, to any of the officers, directors, managers, shareholders, members, or employees of the Selling Entity or any of its Subsidiaries, except normal compensation and expense allowances payable to directors, managers, officers or employees in the ordinary course of business; (xiii) terminated any employee of the Selling Entity or any of its Subsidiaries without cause, furloughed any employee or reduced the compensation of any employee of the Selling Entity or any of its Subsidiaries by more than 25% of such employee’s base salary; (xiv) consummated any other transaction other than transactions in the ordinary course of business; (xv) changed any pricing or discount strategy, altered the pricing or profit margins of the Business or entered into any new lines of business; (xvi) adopted, amended, modified or terminated any employment agreement, independent contractor agreement, consulting agreement, staffing agreement or arrangement for the services of temporary employees, collective bargaining agreement or other agreement for the payment of any wages, incentives or severance with respect to any Company Employees or Company Contractors; (xvii) effectuated any reduction in force, early retirement program or other voluntary or involuntary employment termination program or otherwise implemented any employee layoff, in each case, not in compliance with the Worker Adjustment and Retraining Notification Act or any similar state or local law, in each case impacting any employee providing services in connection with the operation of the Business; or (xviii) agreed to do any of the foregoing.

(b)       Except as set forth in Section 3.08 of the Company Disclosure Schedule, since the Balance Sheet Date, there has not been: (i) any material change in the assets, liabilities, condition (financial or other), properties, business, operations or prospects of the Selling Entity or its Subsidiaries or any material event, (in each case, by itself or in conjunction with any other changes or events); (ii) any material casualty, loss, damage or destruction (whether or not covered by insurance); (iii) any labor trouble or claim of unfair labor practices involving Selling Entity or any of its Subsidiaries; or (iv) any resignation, termination or removal of any director, manager or officer of the Selling Entity or any of its Subsidiaries or material loss of personnel of the Selling Entity or any of its Subsidiaries or material change in the terms and conditions of the employment of the directors, managers, officers or key personnel of the Selling Entity or any of its Subsidiaries.

3.09 Legal Compliance. (a) Except as set forth in Section 3.09 of the Company Disclosure Schedule, the Selling Entity and each of its Subsidiaries have complied, and are in compliance, in all material respects with all applicable Legal Requirements. The Selling Entity and its Subsidiaries have no Knowledge of, and have received no written or verbal notice alleging any, violation of any applicable Legal Requirement.

3.10       Permits and Licenses. Section 3.10 of the Company Disclosure Schedule contains a true and complete list of all licenses, permits, certificates of authority, consents and/or other Approvals granted or issued by any Governmental Body to the Selling Entity or any of its Subsidiaries, employees or contractors and that are material to, or necessary for the lawful operation of, the Business (the “Company Permits”). As of the Closing, all of the Company Permits will be in the name of or held by the Company or any of its Subsidiaries, and such Company Permits will be effective and valid and sufficient to enable the Company and its Subsidiaries to conduct the Business in material compliance with all Legal Requirements. No Company Permit is subject to termination as a result of the execution of this Agreement or consummation of the Transactions. Neither the Selling Entity nor any of its Subsidiaries has entered into or been subject to any judgment, consent decree, compliance order or administrative order with respect to any aspect of its business, affairs, properties or assets or received any request for information, notice, demand letter, administrative inquiry or formal or informal complaint or claim from any Governmental Body with respect to any aspect of its business, affairs, properties or assets.

3.11 Legal Proceedings. (a) Except as set forth in Section 3.11 of the Company Disclosure Schedule, there is no Proceeding pending, or to the Selling Entity’s Knowledge threatened in writing or verbally, against or affecting the Selling Entity or any of its Subsidiaries or affecting any of their properties or assets or, as to matters related to the Selling Entity or its Subsidiaries, against any officer, director, manager, shareholder, member or employee of the Selling Entity or its Subsidiaries (including the Company Employees) in their respective capacities in such positions. To the Knowledge of the Selling Entity, no event has occurred nor does there exist any condition on the basis of which any such claim may be asserted which could be material or which, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect.

3.12       Tax Matters.

Except as set forth in Section 3.12 of the Company Disclosure Schedule:

(a)       All income and other material Tax Returns of the Company and its Subsidiaries or relating to the Contributed Assets or the Business that were required to be filed with any Governmental Body have been filed and all such Tax Returns are true, correct and complete in all material respects. All income and other material Taxes (whether or not shown on a Tax Return) required to be paid by the Company and its Subsidiaries or relating to the Contributed Assets or the Business have been paid. All deficiencies asserted or assessments made by a Governmental Body as a result of any examination of any Tax Return of the Company or any of its Subsidiaries, or otherwise relating to the Contributed Assets or the Business, have been paid in full. All material Taxes with respect to the Company or any of its Subsidiaries or relating to the Contributed Assets or the Business that was required to be withheld or collected have been withheld and collected and have been paid over to the proper Governmental Body. There has not been any waiver of any statute of limitations in respect of Taxes or any extension of time with respect to any Tax payment, assessment, deficiency or collection, in each case, with respect to the Company or any of its Subsidiaries or relating to the Contributed Assets or the Business. There are no ongoing or pending Tax audits or other examinations by any Governmental Body against the Parent or any of its Subsidiaries or otherwise with respect to the Contributed Assets or the Business. Neither the Company nor any of its Subsidiaries has ever been a member of an affiliated group of corporations filing a combined federal income Tax Return (other than an affiliated group the common parent of which was the Parent), nor does the Company or any of its Subsidiaries have any liability for Taxes of any other Person (other than any member of the Company Group) under Treasury Regulations Section 1.1502-6 or otherwise under applicable Legal Requirements. Neither the Company nor any of its Subsidiaries is a party to any Tax allocation or sharing arrangement other than any such agreement entered into in the ordinary course of business the principal purpose of which is not Taxes. Neither the Company nor any of its Subsidiaries or any other Person is a party to any contract, agreement, plan or arrangement covering any Person (including any Company Employee), that, individually or collectively, could give rise to the payment of any amount or provision of any benefit in connection with the Transaction that would not be deductible pursuant to Section 280G or Section 162 of the Code or that could be considered excessive compensation not deductible under the provisions of the Code (or that could result in an excise tax under Section 4999 of the Code or other Tax).

(b)       There are no Encumbrances for Taxes (other than Encumbrances for Taxes described in clause (i) of the definition of Permitted Encumbrances) upon the Contributed Assets.

(c)       The Company has been classified as a disregarded entity for U.S. federal, state and local income Tax purposes since its formation. CloudFirst Europe has been classified as a foreign corporation for U.S. federal, state and local income Tax purposes since its formation.

(d)       No written claim has ever been made by any Governmental Body in a jurisdiction where neither the Parent nor its Subsidiaries file Tax Returns that the Parent or any of its Subsidiaries is or may be subject to taxation by that jurisdiction, in each case, which relates to the Company or any of its Subsidiaries or the Contributed Assets or the Business.

(e)       Neither the Company nor any of its Subsidiaries is currently a beneficiary of any extension of time within which to file any Tax Return.

(f)       No current or former independent contractor, consultant or similar non-employee third party of the Parent or any of its Subsidiaries that perform (or have performed) services in relation to the Contributed Assets or the Business could be deemed to be a misclassified employee and no employee affiliated with the Company, any of the Company Subsidiaries, the Contributed Assets, or the Business has been misclassified as “exempt” or “non-exempt” (as applicable), and all non-exempt employees affiliated with the Company, any of the Company Subsidiaries, the Contributed Assets, or the Business have been paid overtime pay as required by applicable Legal Requirements.

(g)       The Company and its Subsidiaries are in compliance in all material respects with all applicable transfer pricing laws and regulations.

(h)       Neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date, including pursuant to Section 481(a) of the Code (or any similar provision of state, local or non-U.S. Legal Requirements) made prior to the Closing, (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law) executed prior to the Closing, (iii) installment sale or open transaction disposition made prior to the Closing, (iv) prepaid amount or advance payment received or deferred revenue accrued other than in the ordinary course of business prior to the Closing, or (v) election made under Section 965 of the Code prior to the Closing.

(i)       Neither the Company nor any of its Subsidiaries is or has been a party to any “listed transaction” as defined in Section 6707A(c)(2) of the Code and Treasury Regulations Section 1.6011-4(b)(2).

(j)       Each of the Company and its Subsidiaries is in material compliance with all applicable escheat and unclaimed property Laws.

(k)       None of the Plans (as defined below) or Commitments provide for the deferral of compensation subject to Section 409A of the Code. The Company and its Subsidiaries have no obligation or commitment to provide any gross-up for Taxes payable by any Person.

(l)       The Company and its Subsidiaries have properly collected and remitted all material sales and similar taxes with respect to sales made to their customers or have properly received and retained any appropriate tax exemption certificates and other documentation for all sales made without charging or remitting sales or similar taxes that qualify such sales as exempt from sales and similar taxes.

(m)       Neither the Company nor any of its Subsidiaries owns, and neither have ever owned, directly or indirectly, an interest in any entity that is a “passive foreign investment company” within the meaning of Section 1297 of the Code. The Sellers have properly included all items of income with respect to any Subsidiaries of the Company that constitute “subpart F income” within the meaning of Section 952 of the Code and have properly included in income all items of income with respect to any Subsidiaries of the Company that constitute “global intangible low-taxed income” within the meaning of Section 951A(b) of the Code. No Subsidiary of the Company owns (directly or indirectly) an “investment in United States property” for purposes of Section 956 of the Code.

(n)       Neither the Company nor any of its Subsidiaries has, nor has it ever had, a permanent establishment in any country other than its country of formation, or an office or fixed place of business in any country other than country of its formation.

(o)       Neither the Parent nor any of its Subsidiaries has distributed stock of another Person, nor has the Parent or any of its Subsidiaries had its membership interests or stock distributed by another Person, in a transaction within the two-year period ending on the date of this Agreement that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code.

(p)       Neither the Parent nor any of its Subsidiaries has received or has a request for a private letter ruling, a request for administrative relief, a request for technical advice, a request for a change of any method of accounting, or any other similar request that is in progress or pending with any Governmental Body with respect to Taxes or Tax Returns of the Company or any of its Subsidiaries or relating to the Contributed Assets or the Business. No power of attorney granted by either Company or any of its Subsidiaries with respect to any Taxes is currently in force. Neither the Parent nor any of its Subsidiaries has executed or filed with any Governmental Body any agreement or other document extending or having the effect of extending the period for assessment, reassessment or collection of any Taxes with respect to the Company or any of its Subsidiaries or relating to the Contributed Assets or the Business.

3.13       Labor and Employee Benefit Matters.

(a)       Plans. Section 3.13(a) of the Company Disclosure Schedule sets forth a complete list of each “employee benefit plan” (as such term is defined in Section 3(3) of ERISA) and each other employee benefit or compensatory plan, program, or arrangement that the Parent or any of its Subsidiaries maintains or contributes to, has any liability with respect to or under which any current or former employee, director or other service provider who has provided services in connection with the operation of the Business (or their beneficiaries) (including any Company Employee or Company Contractor) has any rights (the “Plans”). Each Plan has been operated and maintained in accordance with its terms and in compliance in all material respects in form and in operation with all applicable Legal Requirements. Neither Parent nor any of its Subsidiaries has liabilities arising out of any action or inaction by any fiduciary (as defined in Section 3(21) of ERISA) in connection with any Plan.

(b)       Qualified Plans. Each Plan which is intended to be qualified under Section 401(a) of the Code is so qualified and is covered by a Cycle 3 IRS opinion or advisory letter, and nothing has occurred with respect to such Plan that could reasonably be expected to adversely affect the qualification of such Plan.

(c)       Other Plans and Obligations. Neither the Parent nor any of its Subsidiaries maintains, contributes to or has any liability with respect to any “defined benefit plan” (as defined in Section (3)(35) of ERISA or any similar plan maintained outside the United States) or any “multiemployer plan” (as defined in Section (3)(37) or 4001(a)(3) of ERISA). No Plan provides any health, death, or other welfare benefits with respect to any current or former employees of the Parent or any of its Subsidiaries (including any Company Employee) beyond their retirement or other termination of employment, other than as may be required under applicable Legal Requirements. The Parent or its Subsidiaries, as applicable, have timely made all contributions to Plans. The Parent and its Subsidiaries have properly classified service providers providing services in connection with the operation of the Business as employees or independent contractors for all Plan purposes.

(d)       Plan Documents. With respect to each Plan, the Selling Entity has Made Available to the Purchaser correct and complete copies of (to the extent applicable): (i) each Plan document (including all amendments and related trust documents) which implements each such Plan; (ii) the most recent summary plan descriptions provided to participants; (iii) the most recent determination letter received from the IRS or any other Taxing authority; and (iv) the most recent Form 5500 annual report as filed.

(e)       Claims and Proceedings. There are no pending or, to the Selling Entity’s Knowledge, threatened claims by or on behalf of any Plan, any employee or beneficiary covered under any Plan, any Governmental Body, or otherwise involving any Plan (other than routine claims for benefits).

(f)       ACA. The Parent and Subsidiaries have at all times complied with the group health plan mandate and all other requirements of the Affordable Care Act, including filing and disclosure requirements.

(g)       Acceleration of Benefits. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) result in any payment becoming due, or increase in the amount of compensation due to any current or former employee, officer, director, or other service provider (including any Company Employee or Company Contractor); (ii) increase any benefits payable under any Plan or otherwise; (iii) result in the acceleration of the time of funding, payment or vesting of any compensation or benefits payable to any current or former employee, officer, director, or other service provider (including any Company Employee or Company Contractor); or (iv) result in the forfeiture of any compensation or benefits of any Person.

(h)       Labor Matters. The Parent and its Subsidiaries generally enjoy good employer-employee relationships with the Company Employees. A true, correct and complete list of the Company Employees is set forth on Section 3.13(h) of the Company Disclosure Schedule, including their respective name, job title or position, and job location. Neither Parent nor any of its Subsidiaries is delinquent in payments to any of the Company Employees for any wages, salaries, commissions, bonuses or other direct compensation for any services performed for the Parent or any of its Subsidiaries or amounts required to be reimbursed to such Company Employees. Each of the Parent and its Subsidiaries is and heretofore has been in compliance in all material respects with all applicable laws and regulations relating to the employment of labor, including provisions thereof relating to wages, hours, equal opportunity, workers’ compensation, unemployment compensation, reductions in force, working conditions, pay equity, human rights, whistleblowing, prohibited discrimination, affirmative action, occupational health and safety, defamation, employee terminations, immigration, family and medical leave, collective bargaining, data privacy and the payment and withholding of social security, social charges and other Taxes, in each case with respect to the Company Employees. The Parent and its Subsidiaries have no liability, whether actual or contingent, arising out of any misclassification of any person providing services in connection with the operation of Business as an independent contractor rather than as an employee or with respect to any employee leased from another employer. There are no, nor have there ever been, in connection with the Business, any labor-related or employment-related complaints, allegations, or charges of employment discrimination, sexual harassment, sexual misconduct pending, threatened, or reasonably expected to arise against the Parent or any of its Subsidiaries with the Equal Employment Opportunity Commission, the National Labor Relations Board, the United States Department of Labor, or any other comparable state, local or foreign Governmental Body, and Parent’s and its Subsidiaries’ labor relations with respect to the Business are satisfactory. There are no unfair labor practices, strikes, boycotts, sit-ins, picketing, slowdowns, stoppages of work, lockouts, or any other concerted interference with normal operations existing, pending or, to the Selling Entity’s Knowledge, threatened against or involving Parent or any of its Subsidiaries in connection with the Business. Each of Parent and its Subsidiaries is, and at all times has been, in compliance in all material respects with the requirements of the Immigration Reform Control Act of 1986 (or similar laws in any jurisdiction in which Company Employees are located) in connection with the Business. Parent and its Subsidiaries have in their files a U.S. Citizenship and Immigration Services Form I-9 (or any equivalent immigration checks required under the laws in any jurisdiction in which Company Employees are located) that was validly and properly completed and, if necessary, that has been properly updated, in accordance with applicable law for each current or former employee who provided services to the Business with respect to whom such form is required to be maintained by Parent or its Subsidiaries. All Company Employees have appropriate authorization to work in the jurisdiction in which the Company Employee is located. Parent and its Subsidiaries have not knowingly hired, continued to employ or otherwise used the services of any unauthorized workers in connection with the Business. Neither Parent nor any of its Subsidiaries have been the subject of any audit of its immigration, employment verification or Form I-9 practices by any Governmental Body, nor have Parent or its Subsidiaries had any penalties assessed against it by any Governmental Body due to its hire of unauthorized workers or failure to comply with applicable document collection and retention requirements, in each case in connection with the Business. There are no changes pending or, to the Selling Entity’s Knowledge, threatened with respect to (including, without limitation, the resignation of) the senior management, key supervisory personnel or independent contractors of the Selling Entity or its Subsidiaries, nor has the Parent or any of its Subsidiaries received any notice or information concerning any prospective change with respect to such senior management, key supervisory personnel or independent contractors. Neither Parent nor any of its Subsidiaries has, in connection with the Business, ever implemented any plant closing, mass termination, or mass layoff of employees as those terms are defined in the Worker Adjustment Retraining and Notification Act of 1988, amended, or any similar State or local law or regulation, and no layoffs that could implicate such laws or regulations are currently contemplated. Neither Parent nor any of its Subsidiaries are party to any collective bargaining agreements or other labor Contracts applicable to any Company Employees. No labor organization, employee representative or group of employees has filed any representation or certification petition or made any written or oral demand for recognition that is pending. No union or collective organizing or decertification efforts are underway or threatened. Except as set forth on Section 3.13(h) of the Company Disclosure Schedule, the employment or consulting arrangement of each Company Employee and Company Contractor in the United States is terminable at will (without the imposition of penalties or damages) by the Parent or any of its Subsidiaries, and neither the Parent nor any of its Subsidiaries have any severance obligations if any such Company Employee or Company Contractor in the United States is terminated.

3.14       Insurance. Section 3.14 of the Company Disclosure Schedule contains a list of all insurance policies which provide coverage with respect to the Selling Entity or any of its Subsidiaries or any of their respective assets (the “Insurance Policies”). Each Insurance Policy is in full force and effect and provides coverages customary for similarly situated companies in the same or similar industries and as required by applicable law. Neither the Parent nor any of its Subsidiaries has received any written notice from insurer or agent of any intent to cancel or not so renew any of such Insurance Policies and there are no pending or, to the Selling Entity’s Knowledge, threatened claims against such insurance as to which the insurer has denied liability. All due premiums have been paid when due. Neither Parent nor any of its Subsidiaries are in default under any such policy. The Parent and each of its Subsidiaries have timely filed claims with the respective insurers with respect to all material matters and occurrences for which the Selling Entity or its Subsidiaries have coverage.

3.15       Material Contracts. Section 3.15 of the Company Disclosure Schedule contains a list of each of the following Contracts to which Selling Entity or any of its Subsidiaries (or, with respect to clauses (c), (d), (f), (l) and (q) below, to which the Parent or any of its Subsidiaries) is a party or by which its or their assets or properties are bound (each Contract listed or required to be so listed, and each other Contract Made Available to Purchaser a “Material Contract”):

(a)       Performance by Company. Any Contract that involves the performance of services or delivery of goods or materials by the Selling Entity or any of its Subsidiaries resulting in annual revenue to the Selling Entity or such Subsidiaries in excess of $150,000.

(b)       Performance for Company. Any Contract that involves the performance of services for, or delivery of goods or materials to, the Selling Entity or any of its Subsidiaries resulting in annual expenses to the Selling Entity or any of its Subsidiaries in excess of $100,000 or that is not cancelable by the Selling Entity or any of its Subsidiaries without liability on thirty (30) days or less notice to the other party thereto.

(c)       Union Contracts. Any collective bargaining agreement or other similar contract with any labor union or other representative of a group of employees involving employees who provide services in connection with the operation of the Business.

(d)       Employment Contracts. Any Contract for the employment of any Person providing services in connection with the operation of the Business on a full-time, part-time, consulting or other basis (A) providing annual cash or other compensation in excess of $150,000, or (B) providing for the payment of any cash or other compensation or benefits upon the consummation of the Transactions.

(e)       Debt. Any Contract, guaranty or indenture relating to Debt of the Selling Entity or any of its Subsidiaries, or the mortgaging or pledging of any material asset of the Selling Entity or any of its Subsidiaries.

(f)       Non-Compete. Any Contract that restricts the ability of the Selling Entity or any of its Subsidiaries to engage in any line of business, conduct business in any geographic area or compete with any Person.

(g)       Lead Generation Contracts. Any Contracts for lead generation services, channel partner services, marketing, referral, distribution or enrollment management services.

(h)       Joint Venture. Any joint venture or partnership agreement involving a sharing of profits, losses, costs or liabilities by the Selling Entity or any of its Subsidiaries with any other Person or any royalty, dividend or similar arrangement based on the revenues or profits of the Selling Entity or any of its Subsidiaries or any Contract involving fixed price or fixed volume arrangements.

(i)       Equity Interests. Any redemption or purchase agreements or other agreements affecting or relating to the Equity Interests of the Selling Entity or any of its Subsidiaries, including, without limitation, any agreement with any shareholder or member or former shareholder or former member of the Company that includes anti-dilution rights, registration rights, voting arrangements, rights to distributions or payments in respect of Equity Interests, operating covenants or similar provisions (other than the Transaction Documents).

(j)       Acquisition Agreements. Any acquisition, merger or similar agreement (other than the Transaction Documents).

(k)       Plans. Any pension, profit sharing, retirement or option or incentive (equity or otherwise) compensation plans.

(l)       Real Property. Any lease or Contract for Leased Real Property of the Parent or any of its Subsidiaries where the Selling Entity or any of its Subsidiaries occupy any portion of such Leased Real Property or any operations relating to the conduct of the Business occur at such Leased Real Property, or under which the Selling Entity or any of its Subsidiaries otherwise is (A) lessee of or holds or operates any tangible property (real or personal) owned by any other Person, except for any lease of tangible personal property under which the aggregate annual rental payments do not exceed $50,000, or (B) lessor of or permits any other Person to hold or operate any tangible property (real or personal) owned by Selling Entity or any of its Subsidiaries (collectively, the “Leases”).

(m)       Partner Agreements. Contracts for any material strategic partnership or similar relationship, including any non-employee sales representatives or the like, or Contracts with any Person engaging in marketing activities.

(n)       IP Agreements. Any Out-License Contract, In-License Contract, or any other Contract relating to the licensing, distribution, development, purchase, sale or servicing of any of the products or services (except to the extent entered into in the ordinary course of business consistent with past practices).

(o)       PPP Contracts. Any Contract with the SBA or any other Person relating to an outstanding PPP Loan or any current stimulus or benefit under the CARES Act .

(p)       Government Contracts. Any Government Contracts held by the Selling Entity or any of its Subsidiaries on which final payment has not been made, identified by (i) contract name, (ii) customer, (iii) customer’s contract or order number, (iv) date of award, (v) period of performance, (vi) contract type (e.g., firm fixed price, cost reimbursable, time and materials), and (vii) contract revenue from inception.

(q)       Professional Employer Organization Contracts. Any Contract with any staffing company, temporary employee agency, professional employer organization or other similar company or agency.

3.16       Compliance with Material Contracts; Related Matters. A true copy of each Material Contract has been Made Available to the Purchaser by the Company Parties. Each Material Contract is valid and binding on the Selling Entity or any of its Subsidiaries and to the Knowledge of the Selling Entity, is valid and binding on the other party or parties thereto; and each Material Contract is in full force and effect, except as such enforceability is limited by bankruptcy, insolvency, reorganization, moratorium or similar laws now or hereafter in effect relating to creditors’ rights generally or general principles of equity and public policy. Neither the Selling Entity nor any of its Subsidiaries is in material breach of or default under any Material Contract. To Selling Entity’s Knowledge, the other parties to each Material Contract are not in material breach of or default under any Material Contract and each such Material Contract is valid and binding on such other party or parties. Except as set forth on Section 3.16 of the Company Disclosure Schedule, the Selling Entity has no Knowledge of any written or verbal notice or threat to terminate any Material Contracts. To the Knowledge of the Selling Entity, no condition or event or fact exists which, with notice, lapse of time or both, could constitute a material default under any Material Contract on the part of the Selling Entity or any of its Subsidiaries, or otherwise give rise to any third-party early termination rights under any Material Contract.

3.17       Real Property; Personal Property; Sufficiency of Assets.

Except as set forth on Section 3.17 of the Company Disclosure Schedule:

(a)       The Selling Entity and its Subsidiaries have good title to or other right to use, free of Encumbrances (except for Permitted Encumbrances), all of their tangible personal property used in or necessary for their business and, immediately prior to the Closing (following the Asset Contribution), the Company and its Subsidiaries will have good title to or other right to use, free of Encumbrances (except for Permitted Encumbrances), all of the tangible personal property used in or necessary for the Business. All such personal property is in good operating condition and repair as required for use in Selling Entity’s and its Subsidiaries’ business (ordinary wear and tear excepted).

(b)       The assets, properties and rights of the Selling Entity and its Subsidiaries reflected in the Financial Statements (including the notes thereto) or acquired since the Balance Sheet Date comprise all assets, properties and rights necessary and sufficient for the conduct of the Business as currently conducted and as conducted in the twelve (12) month period prior to the Closing and, immediately prior to the Closing (following the Asset Contribution), the Company and its Subsidiaries shall be the owners or holders of all such assets, priorities and rights.

(c)       Neither the Selling Entity, nor any of its Subsidiaries, owns now or has ever owned, directly or indirectly, any Owned Real Property.

(d)       The Selling Entity or one of its Subsidiaries holds (and immediately prior to the Closing after giving effect to the Asset Contribution, the Company or one of its Subsidiaries holds) a valid and existing leasehold interest under each Lease free and clear of any Encumbrances except Permitted Encumbrances and enjoys quiet and undisturbed possession thereunder. The Leases are in full force and effect in all material respects, free and clear of all Encumbrances, and no party to any of the Leases is in material breach or default of any Lease.

3.18       Environmental Matters. The Selling Entity and its Subsidiaries are, and at all times have been, in material compliance with all applicable Environmental Laws. Except as set forth on Section 3.18 of the Company Disclosure Schedule, neither the Selling Entity nor any of its Subsidiaries is required to hold any license, permit, concessions, qualifications, registrations, certifications, franchise, certificate of authority, or similar authorization under applicable Environmental Laws. There is no investigation, suit, claim, action or proceeding relating to or arising under any Environmental Laws that is pending or, to the Selling Entity’s Knowledge, threatened against the Selling Entity, any of its Subsidiaries nor against any real property (whether at Closing or in the past) that is or was owned, operated or leased by the Selling Entity or any of its Subsidiaries. Neither the Selling Entity nor any of its Subsidiaries have received any written notice of or entered into any Order, settlement, judgment, injunction or decree involving uncompleted, outstanding or unresolved obligations, liabilities or requirements relating to or arising under Environmental Laws. Neither the Selling Entity nor any of its Subsidiaries has treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled, or released any Hazardous Material in a manner that has given or would give rise to liabilities, including any liability for response costs, corrective action costs, personal injury, property damage or natural resources damages. There has been no Release of any Hazardous Material by the Selling Entity or any of its Subsidiaries in violation of any Environmental Law or any Environmental Condition or Remedial Action.

3.19       Intellectual Property.

(a)       Section 3.19(a) of the Company Disclosure Schedule contains a complete and accurate list of all Patents owned by the Selling Entity or any of its Subsidiaries or otherwise used in conducting the Business (“Company Patents”), Marks owned by the Selling Entity or any of its Subsidiaries or otherwise used in conducting the Business (“Company Marks”), Domain Names owned by the Selling Entity or any of its Subsidiaries or used in conducting the Business (“Company Domain Names”) and Copyrights owned by the Selling Entity or any of its Subsidiaries or otherwise used in the conduct of the Business (“Company Copyrights”) (provided that Section 3.19(a) of the Company Disclosure Schedule need not include a list of Company Copyrights which are not registered and which are not material).

(b)       The Selling Entity and each of its Subsidiaries exclusively owns or possesses (and immediately prior to the Closing after giving effect to the Asset Contribution, the Company and each of its Subsidiaries exclusively owns or possesses) adequate and enforceable rights to use, without payment to a third party, all of the Company Intellectual Property Assets necessary for or material to the operation of the Business, free and clear of all Encumbrances.

(c)       All Company Patents, Company Marks, Company Domain Names and Company Copyrights which are issued by or registered with, as applicable, the U.S. Patent and Trademark Office, the U.S. Copyright Office or in any similar office or agency anywhere in the world are currently in compliance with formal Legal Requirements (including without limitation, as applicable, payment of filing, examination and maintenance fees, proofs of working or use, timely post-registration filing of affidavits of use and incontestability and renewal applications) and are valid and enforceable. Each item of Company Owned Intellectual Property is valid and enforceable, and in the case of Company Intellectual Property Assets, subsisting.

(d)       Except as set forth on Section 3.19(d) of the Company Disclosure Schedule, there are no pending, or, to the Knowledge of the Selling Entity, threatened claims against the Selling Entity or any of its Subsidiaries or any of their respective employees alleging that any of the Company Intellectual Property Assets or the conduct of the business of the Selling Entity or any of its Subsidiaries infringes, misappropriates, violates or conflicts with, or has infringed, misappropriated, violated or conflicted with, the rights of others under any Intellectual Property (“Third-Party Rights”).

(e)       Neither the conduct of the business of the Selling Entity or any of its Subsidiaries nor any Company Intellectual Property Asset has, or does, infringe, misappropriate or conflict with any Third-Party Right.

(f)       Neither the Selling Entity nor any of its Subsidiaries has received any communications alleging that it has violated or, by conducting its business would violate any Third-Party Rights or that any of the Company Intellectual Property Assets is invalid or unenforceable.

(g)       Except as set forth on Section 3.19(g) of the Company Disclosure Schedule, neither the Selling Entity nor any of its Subsidiaries is aware of any violation or infringement by a third party of any of the Company Intellectual Property Assets.

(h)       Each of the Selling Entity and its Subsidiaries has taken reasonable security measures to protect the secrecy, confidentiality and value of all Trade Secrets owned by the Selling Entity or any of its Subsidiaries or used or held for use by the Selling Entity or any of its Subsidiaries in the conduct of its business (the “Company Trade Secrets”), including, without limitation, requiring all Selling Entity and Subsidiary employees and consultants and all other persons with access to Company Trade Secrets to execute a binding confidentiality agreement, copies or forms of which have been Made Available to the Purchaser and, to the Selling Entity’s Knowledge, there has not been any breach by any party of such confidentiality agreements. Immediately prior to the Closing, after giving effect to the Asset Contribution, all of the Company Trade Secrets shall be owned by the Company and its Subsidiaries.

(i)       Except as set forth in Section 3.19(i) of the Company Disclosure Schedule, other than In-License Contracts or Out-License Contracts listed in Section 3.19(m) of the Company Disclosure Schedule and other than with respect to commercially available software products under standard end-user object code license agreements, there are no outstanding options, licenses, Contracts, claims, Encumbrances or shared ownership interests of any kind relating to the Company Intellectual Property Assets, nor is the Selling Entity or any of its Subsidiaries bound by or a party to any options, licenses or Contracts of any kind with respect to the Company Intellectual Property Assets, licenses, information, proprietary rights and processes of any other Person.

(j)       Each of the Selling Entity and its Subsidiaries has obtained and possesses valid licenses to use all of the software programs present on the computers and other software-enabled electronic devices that it owns or leases or that it has otherwise provided to its employees for their use in connection with its business, and immediately prior to the Closing, after giving effect to the Asset Contribution, all such licenses shall be held by the Company or its Subsidiaries.

(k)       No current or former employee or consultant of the Selling Entity or any of its Subsidiaries owns any rights in or to any of the Company Intellectual Property Assets and, to the Knowledge of the Selling Entity, it will not be necessary to use any inventions of any of its employees (including any Company Employee) or consultants (or Persons it currently intends to hire) made prior to their employment or engagement in connection with the Business.

(l)       Each employee and consultant has assigned to the Selling Entity or one of its Subsidiaries all rights to Intellectual Property he or she owns that are related to the Selling Entity’s or any of its Subsidiaries’ business as now conducted and as presently proposed to be conducted, and immediately prior to the Closing, after giving effect to the Asset Contribution, all such rights shall be held by the Company or its Subsidiaries.

(m)       Section 3.19(m) of the Company Disclosure Schedule lists all (i) licenses, sublicenses or other agreement under which the Selling Entity or any of its Subsidiaries is granted rights by any Person in Company Intellectual Property Asset (other than commercial off-the-shelf software generally available to purchasers or end-users on standard commercial terms) (collectively, “In-License Contracts”) and (ii) licenses, sublicenses or other Contracts under which the Selling Entity or any of its Subsidiaries has granted rights to any Person in any Company Intellectual Property Asset (other than customer agreements entered into in the ordinary course of business consistent with past practice, under which neither the Company nor any of its Subsidiaries is transferring ownership of any Intellectual Property, and in each case entered into pursuant to the Selling Entity’s or its Subsidiaries’ standard form of customer agreement, a copy of which has been Made Available to the Purchaser) (collectively, “Out-License Contracts”).

(n)       Each of the Selling Entity and its Subsidiaries has not embedded any open source, copyleft or community source code in any of its products generally available or in development, including but not limited to any libraries or code licensed under any GNU General Public License, GNU Lesser General Public License or similar license arrangement.

(o)       The Company IT Systems are sufficient in all material respects for the operation of the business of the Selling Entity and its Subsidiaries as currently conducted and currently proposed to be conducted. There has been no failure or other material substandard performance of any Company IT Systems that has caused any material disruption to the business of the Company and its Subsidiaries. The Selling Entity and its Subsidiaries have taken all commercially reasonable steps to provide for the backup and recovery of data and information, have commercially reasonable disaster recovery plans, procedures and facilities, and, as applicable, have taken commercially reasonable steps to implement such plans and procedures.

3.20       Affiliate Transactions.

(a)       No current or former employee, shareholder, member, officer, director, manager, or other Affiliate of Parent or any of its Subsidiaries and, to the Knowledge of the Selling Entity, no member of the immediate family of any such person and no Person controlled by any such person or any member of his or her immediate family is (a) a party to any agreement, Contract, commitment, loan or other transaction with the Selling Entity or any of its Subsidiaries or has any interest in any material property used by the Selling Entity or any of its Subsidiaries in their business or (b) owns directly or indirectly, on an individual or joint basis, any interest in, or serves as an officer, manager, or director or in another similar capacity of, any competitor, customer or supplier of the Selling Entity or any of its Subsidiaries, or any organization which has a Material Contract or other material arrangement with Selling Entity or any of its Subsidiaries.

(b)       None of the Selling Entity, nor any officer or director of the Selling Entity or any of its Subsidiaries has been: (i) convicted in a criminal proceeding or named as a subject of a pending criminal proceeding (excluding traffic violations and other minor offenses) or been otherwise accused of any act of moral turpitude; (ii) the subject of any order, judgment, or decree (not subsequently reversed, suspended or vacated) of any court of competent jurisdiction permanently or temporarily enjoining him or her from, or otherwise imposing limits or conditions on his or her ability to engage in any securities, investment advisory, banking, insurance or other type of business or acting as an officer or director of a public company; or (iii) found by a court of competent jurisdiction in a civil action or by the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated any federal or State commodities, securities or unfair trade practices law, which judgment or finding has not been subsequently reversed, suspended, or vacated.

3.21       Illegal Payments. None of the Selling Entity, any of its Subsidiaries nor, to the Selling Entity’s Knowledge, any employee, agent or other Person affiliated with the Selling Entity or any of its Subsidiaries, has ever (i) directly or indirectly, used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to foreign or domestic political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees (including, without limitation, school district officials or employees) or to any foreign or domestic political parties or campaigns from corporate funds, (iii) failed to disclose fully any campaign contribution made by the Company or any of its Subsidiaries (or made by any Person acting on their behalf) which is in violation of any Legal Requirement, or (iv) violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, any federal or state campaign finance law or regulation, any other anti-bribery law or any U.S. anti-money laundering law.

3.22       Brokers and Finders. Except as set forth on Section 3.22 of the Company Disclosure Schedule, there is no agent, broker, finder, or investment or commercial banker, or other Person or firm engaged by or acting on behalf of the Parent or any of its Subsidiaries in connection with the negotiation, execution or performance of the Transaction Documents that is or will be entitled to any brokerage or finder’s or similar fee or other commission as a result of this Agreement or the Transactions.

3.23       Sellers.

(a)       The Selling Entity has good and valid title to the Company Units being sold by it to the Purchaser hereunder free and clear of any Encumbrances other than those imposed by applicable federal and State laws. Each Seller has had an opportunity to consider the Selling Entity’s sale and transfer of the Purchased Units and the consummation of the Transactions.

(b)       Each Seller represents that: (i) such Seller has the requisite power, capacity and authority necessary to enter into and perform its obligations under the Transaction Documents to which it is a party and to consummate the Transactions, (ii) the execution, delivery and performance of the Transaction Documents to which it is a party by such Seller and the consummation of the Transactions have been duly and validly authorized by all necessary action in respect thereof, (iii) this Agreement has been duly executed and delivered by such Seller and constitutes, and each other Transaction Document to which it is a party when executed and delivered by such Seller will constitute, the legal, valid and binding obligations of such Seller, enforceable against it in accordance with their respective terms except as such enforceability is limited by bankruptcy, insolvency, reorganization, moratorium or similar laws now or hereafter in effect relating to creditors’ rights generally or general principles of equity and public policy, (iv) such Seller is not required to give any notice to, or obtain any Approval in connection with, the execution and delivery of this Agreement or any other Transaction Document or the consummation or performance of the Transactions and (v) the execution and delivery of this Agreement and all agreements, documents and instruments executed and delivered by such Seller pursuant hereto, the sale and delivery of the Purchased Units and the performance of the Transactions, do not and will not: (I) violate or result in a material violation of, conflict with or constitute or result in a material violation of or default (whether after the giving of notice, lapse of time or both) or loss of benefit under any Contract or obligation to which such Seller is a party or by which its assets are bound, or any provision of the Organizational Documents of such Seller, or cause the creation of any Encumbrance upon any of the assets of such Seller; (II) violate, conflict with or result in a violation of, or constitute a default (whether after the giving of notice, lapse of time or both) under, any Legal Requirement applicable to such Seller; (III) require from such Seller any notice to, declaration or filing with, or consent or other permit or Approval of any Governmental Body or other third party; or (IV) violate or result in a violation of, or constitute a default (whether after the giving of notice, lapse of time or both) under, accelerate any obligation under, or give rise to a right of termination of, any agreement, permit, license or authorization to which such Seller is a party or by which such Seller is bound, in each case for purposes of this clause (IV) which could reasonably be expected to result in a Material Adverse Effect.

3.24       Solvency. None of the Selling Entity nor any of its Subsidiaries nor any other Seller, nor any officer, director, or manager thereof has: (a) made a general assignment for the benefit of creditors; (b) filed any voluntary petition in bankruptcy or suffered the filing of any involuntary petition by his, her or its creditors; (c) suffered the appointment of a receiver to take possession of all, or substantially all, of his, her or its assets; (d) suffered the attachment or other judicial seizure of all, or substantially all, of his, her or its assets; (e) admitted in writing his, her or its inability to pay his, her or its debts as they come due; or (f) made an offer of settlement, extension or composition to his, her or its creditors generally.

3.25       Small Business Concern. The Company acknowledges that certain of the indirect members of the Purchaser are licensed by the SBA as small business investment companies pursuant to the Small Business Investment Act of 1958, as amended. The factual information provided by the Company to the Purchaser in respect of draft SBA Forms 480, 652 and Parts A and B of 1031 is true and complete in all material respects. None of the Selling Entity’s or any of its Subsidiaries’ primary business activities involves, directly or indirectly, providing funds to others, the purchase of discounting of debt obligations, or factoring or long-term leasing of equipment with no provision for maintenance or repair. None the Selling Entity’s or any of its Subsidiaries’ businesses is classified under Major Group 65 (Real Estate) or Industry No. 1531 (Operative Builders) of the SIC Manual. Neither the nature of the Selling Entity’s nor any of its Subsidiaries’ businesses requires that a stream of cash payments be made to financing sources on a basis associated with the continuing sale of assets (examples of such businesses include real estate development projects and oil and gas wells). Except as set forth in Section 3.25 of the Company Disclosure Schedule, neither the Selling Entity nor any of its Subsidiaries’ conduct any material business activities other than the Business.

3.26       Customers.

(a)       Section 3.26(a) of the Company Disclosure Schedule sets forth a true and complete list of the Selling Entity’s and its Subsidiaries’ largest twenty (20) clients for each of the fiscal years ended December 31, 2024 and 2023 and the five (5)-month period ended May 31, 2025 based on the revenues generated from each such client (determined on a consolidated basis in accordance with GAAP) (each, a “Customer”).

(b)       Except as set forth in Section 3.26(b) of the Company Disclosure Schedule, no Customer of the Selling Entity or any of its Subsidiaries has canceled or otherwise terminated its relationship therewith or has materially decreased its usage or purchase of the services or products of the Selling Entity or any of its Subsidiaries.

(c)       Except as set forth in Section 3.26(c) of the Company Disclosure Schedule, no Customer has, to the Knowledge of the Selling Entity, any plan or intention to terminate, cancel or otherwise materially and adversely modify its relationship with the Selling Entity or any of its Subsidiaries or to decrease materially or limit its usage, purchase or distribution of the services or products of the Selling Entity or its Subsidiaries.

3.27       Data Privacy and Information Security.

(a)       The Selling Entity and each of its Subsidiaries are, and at all times have been, in compliance with (i) all Legal Requirements pertaining to (A) data security, cyber security, and e-commerce, including without limitation, the Family Educational Rights and Privacy Act (FERPA) (20 U.S.C. § 1232g; 34 CFR Part 99), Health Insurance Portability and Accountability Act of 1996, Title II, Subtitle F, Sections 261-264, Public Law 104-191 and the Health Information Technology for Economic and Clinical Health Act, as amended, the Fair Credit Reporting Act, 15 U.S.C. 1681 et seq. (including the Fair and Accurate Credit Transactions Act of 2003), CAN-SPAM Act, the Telephone Consumer Protection Act, and the Telemarketing Sales Rule, and the Gramm-Leach-Bliley Act and in each case, the rules implemented thereunder, and (B) the collection, storage, use, access, disclosure, processing, security, and transfer of Personal Data (referred to collectively in this Agreement as “Processing”) ((A) and (B) together “Privacy Laws”); and (ii) all Contracts (or portions thereof) to which the Selling Entity or any of its Subsidiaries is a party that are applicable to the Processing of Personal Data (collectively, “Privacy Agreements”). The Selling Entity has Made Available to Purchaser accurate and complete copies of all Privacy Agreements.

(b)       The Selling Entity and each of its Subsidiaries are, and at all times have been, in compliance with the PCI Security Standards Council’s Payment Card Industry Data Security Standard and all other applicable rules and requirements by the PCI Security Standards Council, by any member thereof, or by any entity that functions as a card brand, card association, payment processor, acquiring bank, merchant bank or issuing bank, including, without limitation, the Payment Application Data Security Standards and all audit and filing requirements (collectively, “PCI Requirements”).

(c)       The Selling Entity and each of its Subsidiaries are, and at all times have been in compliance with all Legal Requirements pertaining to sales and marketing, including, without limitation, the CAN-SPAM Act, the Telephone Consumer Protection Act, and the Telemarketing Sales Rule.

(d)       The Selling Entity and each of its Subsidiaries have implemented written policies relating to Processing of Personal Data, including, without limitation, a publicly posted website privacy policy, mobile application privacy policy, and a comprehensive information security program that includes appropriate written information security policies (“Privacy and Information Security Policies”). The Selling Entity has Made Available to Purchaser a true, correct, and complete copy of each Privacy and Information Security Policy of the Selling Entity or any of its Subsidiaries in effect at any time. The Selling Entity and each of its Subsidiaries is, and always has been, in compliance with all such Privacy and Information Security Policies.

(e)       Neither the Selling Entity nor any of its Subsidiaries currently, nor at any time did, sell, rent, or otherwise make available any Personal Data to non-affiliated third parties for the third parties’ own use. Other than as constrained by the Selling Entity’s or its Subsidiary’s privacy policies, as applicable, and by applicable Privacy Laws, neither the Selling Entity, nor any of its Subsidiaries, is restricted in its use or distribution of Personal Data collected by the Selling Entity or any of its Subsidiaries.

(f)       There is no pending, nor has there ever been any, Proceeding or claim against the Selling Entity or any of its Subsidiaries initiated by: (i) any Person or entity; (ii) the United States Federal Trade Commission, any state attorney general or similar state official; (iii) any other Governmental Body alleging that any Processing of the Selling Entity or any of its Subsidiaries: (A) is in violation of any applicable Privacy Laws; (B) is in violation of any Privacy Agreements; (C) is in violation of any Privacy and Information Security Policies; or (D) otherwise constitutes an unfair, deceptive, or misleading trade practice.

(g)       At all times, the Selling Entity and each of its Subsidiaries have taken commercially reasonable steps (including, without limitation, implementing, maintaining, and monitoring compliance with government-issued or industry standard measures with respect to administrative, technical and physical security) to protect the confidentiality, integrity, and security of all Personal Data, confidential information, and any other information processed in the operation of the Business in its possession or control against damage, loss, and against unauthorized access, acquisition, use, modification, disclosure or other misuse.

(h)       The Selling Entity and each of its Subsidiaries contractually require all third parties, including vendors, affiliates, and other persons providing services to the Selling Entity or its Subsidiaries that have access to or receive Personal Data from or on behalf of the Selling Entity or its Subsidiaries to comply with all applicable Privacy Laws, and to take commercially reasonable steps to ensure that all Personal Data and information processed in the operation of the Business in such third parties’ possession or control is protected against damage, loss, and against unauthorized access, acquisition, use, modification, disclosure or other misuse.

(i)       There has been no unauthorized access, use, loss, destruction, modification, or disclosure of Personal Data in the possession or control of the Selling Entity or its Subsidiaries (a “Security Breach”). Neither the Selling Entity or its Subsidiaries has provided any notices to, nor have they been legally required to provide any such notices, to any Person as a result of any such Security Breach. There has been no unauthorized intrusions or breaches of security into any Company IT Systems. To the Knowledge of the Selling Entity, no third-party processing Personal Data on behalf of Selling Entity or any of its Subsidiaries has experienced a Security Breach affecting Personal Data of the Selling Entity or any of its Subsidiaries.

(j)       The Selling Entity and each of its Subsidiaries has provided notifications to, and has obtained consent from, Persons regarding its Processing of Personal Data where such notice or consent is required by Privacy Laws. The Selling Entity and each of its Subsidiaries have collected all Personal Data in accordance with its privacy policies and Privacy Laws, and the Selling Entity’s and each of its Subsidiaries’ collection of such Personal Data or any other data from third parties is in accordance with any requirements from such third parties, including written website terms and conditions. The Selling Entity and each of its Subsidiaries have provided all notices and obtained all consents required in connection with any use of cookies, device or browser, cross-device tracking, or other user, device, account, or other tracking technology or similar technology, in connection with the use of such technologies in accordance with Privacy Requirements. There has been no interception, disclosure of, provision of access to, or other processing of electronic communications or other information in violation of any Privacy Requirements by or for the Selling Entity or any of its Subsidiaries.

(k)       Neither the Selling Entity nor any of its Subsidiaries has (i) received direct written communication from any website owner or operator that Selling Entity’s or any of its Subsidiaries’ access to such website is unauthorized; (ii) entered into a written Contract with any website owner or operator prohibiting scraping activity; (iii) accessed any website’s information through illicitly circumventing a password requirement or similar technological barrier; or (iv) scraped any data from a website that has a clickwrap agreement prohibiting such activity.

(l)       Neither the execution, delivery, or performance of this Agreement or the other operative documents nor the consummation of the transactions contemplated in this Agreement of the other operative documents, or the transfer of any or all Personal Data to Purchaser will violate any applicable Privacy Requirements.

3.28       Information Supplied. None of the information supplied or to be supplied by Parent or any of its Subsidiaries for inclusion or incorporation by reference in the proxy statement relating to the Shareholder Meeting (such proxy statement, as amended or supplemented from time to time, the “Proxy Statement”) will, as it relates to any of the matters or proposals therein relating to this Agreement or any of the other Transaction Documents or the Transactions contemplated hereby or thereby, have contained, or will contain, at the date it is first mailed to Parent’s shareholders or at the time of the Shareholder Meeting unless it is amended or supplements or, if amended or supplemented, at the time of any amendment or supplement thereto or at the Closing, any untrue statement of a material fact or will have omitted or will omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder.

3.29       No Other Representations and Warranties. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES OF THE COMPANY AND THE SELLERS CONTAINED IN TRANSACTION DOCUMENTS, NEITHER THE COMPANY NOR ANY SELLER MAKES ANY EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY, AND EACH OF THE COMPANY AND THE SELLERS HEREBY EXPRESSLY DISCLAIMS ANY SUCH OTHER REPRESENTATION OR WARRANTY WHETHER EXPRESS OR IMPLIED.

Article IV
REPRESENTATIONS AND WARRANTIES OF PURCHASER

The Purchaser hereby represents and warrants to the Company Parties, as of the date hereof and as of the Closing, as follows:

4.01       Organization and Good Standing. The Purchaser is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization or formation.

4.02       Authority; Validity. The Purchaser has the requisite power and authority necessary to enter into and perform its obligations under the Transaction Documents to which it is a party and to consummate the Transactions. The execution, delivery and performance of the Transaction Documents to which it is a party by the Purchaser and the consummation of the Transactions have been duly and validly authorized by all necessary action in respect thereof. This Agreement has been duly executed and delivered by the Purchaser and constitutes, and each other Transaction Document to which it is a party when executed and delivered by the Purchaser will constitute, the legal, valid and binding obligations of Purchaser, enforceable against it in accordance with their respective terms except as such enforceability is limited by bankruptcy, insolvency, reorganization, moratorium or similar laws now or hereafter in effect relating to creditors’ rights generally or general principles of public policy.

4.03       No Conflict. The execution and delivery of this Agreement and all agreements, documents and instruments executed and delivered by the Purchaser pursuant hereto and the performance of the Transactions, do not and will not: (i) violate or result in a violation of, conflict with or constitute or result in a violation of or default (whether after the giving of notice, lapse of time or both) or loss of benefit under any Contract or obligation to which Purchaser is a party or by which its assets are bound, or any provision of the Organizational Documents of Purchaser, or cause the creation of any Encumbrance upon any of the assets of Purchaser; (ii) violate, conflict with or result in a violation of, or constitute a default (whether after the giving of notice, lapse of time or both) under, any Legal Requirement or Order applicable to the Purchaser; (iii) require Purchaser to make any notice to, declaration or filing with, or to obtain consent or approval of any Governmental Body or other third party; or (iv) violate or result in a violation of, or constitute a default (whether after the giving of notice, lapse of time or both) under, accelerate any obligation under, or give rise to a right of termination of, any agreement, permit, license or authorization to which Purchaser is a party or by which it is bound.

4.04       Legal Proceedings. As of the date hereof, there is no pending Proceeding that has been commenced against or otherwise relating to or involving Purchaser or any of its assets that challenges, or may have the effect of preventing, delaying, making illegal, or otherwise interfering with, the Transactions to which it is a party. As of the date hereof, to the Purchaser’s knowledge, no such Proceeding has been threatened.

4.05       Investment. The Purchaser is acquiring the Purchased Units for its own account, for investment only, and not with a view to any resale or public distribution thereof. The Purchaser will not offer to sell or otherwise dispose of the Purchased Units in violation of any Legal Requirement applicable to any such offer, sale or other disposition. The Purchaser acknowledges that: (i) the Purchased Units have not been registered under the Act, or any State securities laws; (ii) there is no public market for the Purchased Units and there can be no assurance that a public market will develop; and (iii) it must bear the economic risk of its investment in the Purchased Units for an indefinite period of time. The Purchaser is an “accredited investor” within the meaning of the Rule 501 of Regulation D of the Act, as presently in effect. Purchaser has had an opportunity to consider the Selling Entity’s sale and transfer of the Purchased Units to Purchaser and the consummation of the Transactions.

4.06       Legends. The Purchaser understands that, to the extent any Purchased Units are certificated, such certificates will, upon issuance, bear the legends set forth below:

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND MAY NOT BE OFFERED, SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE ASSIGNED EXCEPT (1) PURSUANT TO A REGISTRATION STATEMENT WITH RESPECT TO SUCH SECURITIES WHICH IS EFFECTIVE UNDER THE ACT OR (2) PURSUANT TO AN AVAILABLE EXEMPTION FROM REGISTRATION UNDER THE ACT RELATING TO THE DISPOSITION OF SECURITIES AND (3) IN ACCORDANCE WITH APPLICABLE STATE SECURITIES AND BLUE SKY LAWS.

4.07       Brokers or Finders. No agent, broker, finder, or investment or commercial banker, or other Person or firm engaged by or acting on behalf of Purchaser in connection with the negotiation, execution or performance of the Transaction Documents is or will be entitled to any brokerage or finder’s or similar fee or other commission as a result of this Agreement or the Transactions contemplated by this Agreement

4.08       Financing.

(a)       As of the date of this Agreement, Purchaser has provided the Company with a true, correct and complete copy of (i) an executed debt commitment letter, dated as of the date hereof, the Financing Sources party thereto, pursuant to which the Financing Sources have agreed, subject to the terms and conditions therein, to lend to Purchaser the amounts set forth therein (including all exhibits, schedules and annexes thereto, the “Debt Commitment Letter” and the debt financing contemplated by the Debt Commitment Letter, the “Debt Financing”) and any fee letter related thereto (the “Fee Letter”, and together with the Debt Commitment Letter, the “Debt Letters”), which copy of the Fee Letter has been redacted solely in respect of (A) the economic terms applicable to the fee amounts, interest rates, original issue discount and the amounts, percentage points and basis points of flex (if any) set forth therein, (B) the “market flex” provisions thereof (if any) and (C) such other customary redactions, in each case that do not cover any terms that would be reasonably likely to adversely affect the conditionality, availability, termination, or aggregate principal amount of the Debt Financing on the Closing Date (such Debt Letters, as permitted to be amended, modified, supplemented, or replaced to provide, on the terms subject only to the conditions expressly stated therein, in the amounts set forth therein (such financing, as permitted to be amended, modified, supplemented or replaced as set forth herein)) and (ii) an executed equity commitment letter, dated as of the date hereof, pursuant to which the sponsor parties thereto have agreed, subject to the terms and conditions set forth therein, to make an equity investment in Purchaser (the “Equity Commitment Letter”, and together with the Debt Letters, the “Commitment Letters”, and the amount of equity capital to be provided pursuant to the Equity Commitment Letter, the “Equity Financing”, and together with the Debt Financing, the “Financing”). The aggregate proceeds contemplated by the Commitment Letters, together with any cash currently available to Purchaser, are sufficient (after netting out applicable fees, expenses, and, if applicable, original issue discount and similar premiums and charges and after giving effect to the maximum amount of “flex” provided under the Debt Letters) to enable Purchaser to make all payments required to be made by Purchaser on the Closing Date pursuant to Section 2.04(a) (the amount of such payments, the “Financing Amount”).

(b)       The Commitment Letters in the form delivered to Sellers (i) are in full force and effect, (ii) constitute the valid, binding and enforceable obligations of Purchaser and, to the knowledge of Purchaser, of the other parties thereto, (except as such enforceability may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, and other similar laws of general application relating to or affecting creditors’ rights generally and subject to general equitable principles (whether considered in a proceeding at equity or law)); and (iii) are not subject to any conditions precedent to the funding of the Financing that are not expressly set forth therein. Other than as expressly set forth in or contemplated by the Commitment Letters, Purchaser or any of its Affiliates has not entered into any side letters, contracts, agreements or other arrangements, that could adversely affect the funding of the full amount of the Financing contemplated by the Commitment Letters. The Commitment Letters have not been amended or modified and the respective commitments contained in the Commitment Letters have not been reduced, withdrawn, terminated, repudiated, rescinded, amended, modified or replaced in any respect, no terms thereunder have been waived, and, to the knowledge of Purchaser, no withdrawal, termination, repudiation, recission amendment, modification or waiver is contemplated that would not be permitted under Section 5.09. To Purchaser’s knowledge, no event has occurred which (with or without notice, lapse of time or both) would reasonably be expected to, constitute or would constitute a breach, default or event of default under the Commitment Letters, or form the basis for termination by any party thereto, of the Commitment Letters, or a failure of any condition to the availability or funding of the Financing on the Closing Date or otherwise result in any portion of the Financing being unavailable on the Closing Date. Purchaser has no reason to believe that it will not be able to satisfy, on a timely basis, any of the conditions to the availability or funding of the Financing on the Closing Date to be satisfied by it in any of the Commitment Letters. Purchaser has fully paid any and all commitment fees or other fees payable on or prior to the date hereof in connection with the Commitment Letters.

(c)       Purchaser has access to sufficient funds as would be necessary to fund the Purchaser Termination Fee if and when payable pursuant to Section 6.06(a).

(d)       Notwithstanding anything to the contrary contained herein, but subject in all respects to Section 6.06 and 9.13(b), in no event shall the receipt or availability of any funds or financing by or to Purchaser be a condition to any of the obligations of Purchaser. Each of the parties hereto agrees that a breach of the representations and warranties in this Article IV shall not result in the failure of the conditions to the Closing set forth in Section 6.03 if (notwithstanding such breach), and subject to the satisfaction or due waiver by Purchaser of the conditions to the Closing set forth in Section 6.01 and Section 6.02, Purchaser is willing and able to, and actually does, consummate the Closing on the date the Closing is required to occur hereunder

(e)       The obligations of Purchaser under this Agreement are not subject to any conditions regarding Purchaser’s, its Affiliates’ or any other Person’s ability to obtain financing for the consummation of the transactions contemplated hereby.

4.09       Solvency. Assuming (a) satisfaction of the conditions to Purchaser’s obligations to close the transactions contemplated hereby, and (b) the truth and accuracy of the representations and warranties of Sellers set forth herein, without giving effect to any Material Adverse Effect qualifications set forth therein, then, immediately after giving effect to the transactions contemplated by this Agreement, Purchaser (i) will be able to pay its debts as they become due, (ii) will not have unreasonably small capital to carry on its businesses and (iii) the sum of its assets, at a fair valuation, will exceed their debts. Purchaser is not entering into the transactions contemplated hereby with the intent to hinder, delay or defraud either present or future creditors of Purchaser.

4.10       No Other Representations and Warranties; No Reliance; Investigation.

(a)       Purchaser acknowledges and agrees that, except as expressly set forth in any of the Transaction Documents, Sellers make no promise, representation or warranty, express or implied, relating to the Company, the Sellers or any of their respective businesses, operations, assets, liabilities, conditions or prospects or the transactions contemplated by this Agreement, including with respect to merchantability, fitness for any particular or ordinary purpose, or as to the accuracy or completeness of any information regarding any of the foregoing, or as to any other matter, notwithstanding the delivery or disclosure to Purchaser or any of its Affiliates or representatives of any documents or information (whether communicated orally or in writing), and any such other promises, representations or warranties, or liability or responsibility therefor, are hereby expressly disclaimed. In addition, Purchaser acknowledges and agrees that Purchaser has not executed or authorized the execution of this Agreement in reliance upon any promise, representation or warranty not expressly set forth in any Transaction Document.

(b)       In respect of this Agreement and the transactions contemplated by this Agreement, Purchaser has not relied and is not relying on any document or written or oral information, statement, representation or warranty furnished to or discovered by it or any of its Affiliates other than the representations and warranties set forth in any Transaction Document.

Article V
Covenants

5.01       Conduct of Business.

(a)       Except as (i) Purchaser may otherwise consent to in writing, (ii) expressly contemplated by this Agreement, or (iii) set forth on Schedule 5.01, from the date hereof through the earlier of the Closing and the date that this Agreement is validly terminated in accordance with its terms, the Parent shall, and shall cause each of its Subsidiaries to, (A) conduct their respective businesses and the Business only in the ordinary course consistent with past practices; and (B) use their respective commercially reasonable efforts to maintain its properties in sufficient operating condition and repair (ordinary wear and tear excepted) and to preserve the rights, goodwill and relationships of the Selling Entity and its Subsidiaries with their employees, customers, lenders, suppliers and other Persons with whom they transact business.

(b)       Except as (i) Purchaser may otherwise consent to in writing, (ii) expressly contemplated by this Agreement, or (iii) set on Schedule 5.01, from the date hereof through the earlier of the Closing and the date that this Agreement is validly terminated in accordance with its terms, the Selling Entity shall not, and shall cause each of its Subsidiaries not to: (A) issue any Equity Interests, or any options, phantom equity, incentive units, warrants or other equity or equity-based rights of any kind to purchase any Equity Interests, in the Selling Entity or any of its Subsidiaries; (B) effect any recapitalization, reclassification, equity split or like change in the capitalization of the Selling Entity or any of its Subsidiaries or cause the Selling Entity or any of its Subsidiaries to acquire (by merger, consolidation or acquisition of stock or assets) or sell (by merger, consolidation or sale of stock or assets) Equity Interests of any Person; (C) amend, restate, modify, authorize amendment or modification, or waive rights pursuant to the Organizational Documents of the Selling Entity or any of its Subsidiaries; (D) increase the rate or terms of compensation payable or to become payable by it to any of the Company Employees; (E) increase the rate or terms of any bonus, pension or other Plan covering any of the Company Employees; (F) adopt, amend, enact any increase in or acceleration or commitment to accelerate, or terminate any Plan except as required by (and in accordance with) the terms of any such Plan; (G) acquire, sell, license, transfer or dispose of the assets or Equity Interests of any Person (by merger, consolidation or acquisition of Equity Interests) or mortgage, pledge or subject them to any additional Encumbrance (except for Permitted Encumbrances); (H) amend, voluntarily terminate (other than upon expiration in accordance with its terms) or cancel any of the Material Contracts, or enter into any Contract that would have been a Material Contract had it been in effect on the date hereof; (I) change the present accounting methods, practices, policies or principles in any material respect of the Selling Entity or any of its Subsidiaries, except as required by GAAP; (J) make (other than consistent with past practice) or change any Tax election, change any annual Tax accounting period, change any method of Tax accounting, amend any Tax Returns, settle any Tax claim or assessment, enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local or non-U.S. Law), agree to (or request) an extension or waiver of a Tax statute of limitations period, or surrender any right to claim a material refund of Taxes, in each case solely with respect to the Company or any of its Subsidiaries or relating to the Contributed Assets or the Business except with respect to Combined Taxes or Combination Tax Returns; (K) to make any equity or debt investment in, or make or guarantee any loans, advances or capital contributions to, any other Person; (L) adopt a plan of complete or partial liquidation, dissolution, recapitalization or other reorganization of the Selling Entity or any of its Subsidiaries; (M) commence or settle any Proceeding, or enter into any consent decree or settlement agreement with any other Person (including any Governmental Body); (N) cancel, release or waive any claims or rights held by the Selling Entity or any of its Subsidiaries except in the ordinary course of business; (O) sell, lease, abandon, lapse, assign, license or transfer, or subject to any Encumbrance (other than Permitted Encumbrances) any material rights to Company Owned Intellectual Property or disclose any Company Trade Secrets (other than in the ordinary course of business and subject to written agreements containing adequate confidentiality and non-disclosure obligations); (P) write off accounts receivable or cancel other debts with a face amount in excess of $50,000 (individually or in the aggregate) of the Selling Entity or any of its Subsidiaries or otherwise expressly waive any rights of the Selling Entity or any of its Subsidiaries valued in excess of $50,000 (individually or in the aggregate); (Q) make any material change in the Selling Entity’s or its Subsidiaries’ working capital management practices; (R) cause the Selling Entity or any of its Subsidiaries to declare, set aside, or pay any non-cash distribution or dividend with respect to Equity Interests or redeem, purchase or otherwise acquire any Equity Interests; (S) grant or have come into existence any Encumbrance on any material asset of the Company or any of its Subsidiaries, other than Permitted Encumbrances; (T) implement or announce any reductions-in-force, lay-offs, furloughs, salary or wage reductions, or similar actions that could implicate the WARN Act; (U) hire, engage, terminate, furlough or temporarily lay off any Company Employee or Company Contractor earning annual base compensation in excess of $100,000; (V) negotiate, modify, extend or enter into any Contract with any labor union, works council or other labor organization or recognize or certify any labor union, labor organization, works council, or group of employees as the bargaining representative; (W) waive or release any noncompetition, nonsolicitation, nondisclosure, noninterference, nondisparagement, or other restrictive covenant obligation of any current or former employee or independent contractor who provided services in connection with the operation of the Business; (X) accelerate the collection of or discount accounts receivable, delay the payment of accounts payable or accrued expenses, delay the purchase of supplies, repairs or maintenance, in each case with respect to the Business, except in the ordinary course of business; (Y) fail to maintain in full force and effect any insurance policy in effect, except for any policy replaced by a new or successor policy of substantially similar coverage; (Z) commit the Selling Entity or any of its Subsidiaries to make any material capital expenditures which will not be completed prior to the Closing, or fail to make any capital expenditure contemplated by the current annual budget of the Selling Entity or any of its Subsidiaries; or (AA) agree to, enter into a Contract to do, or authorize any of the foregoing.

(c)       Except as (i) Purchaser may otherwise consent to in writing, (ii) expressly contemplated by this Agreement, or (iii) set on Schedule 5.01, from the date hereof through the earlier of the Closing and the date that this Agreement is validly terminated in accordance with its terms, Parent shall not: (A) effect any recapitalization, reclassification, equity split or like change in the capitalization of the Selling Entity or any of its Subsidiaries or cause the Selling Entity or any of its Subsidiaries to acquire (by merger, consolidation or acquisition of stock or assets) or sell (by merger, consolidation or sale of stock or assets) Equity Interests of any Person; (B) amend, restate, modify, authorize amendment or modification, or waive rights pursuant to the Organizational Documents of the Selling Entity or any of its Subsidiaries; (C) increase the rate or terms of compensation payable or to become payable by it to any of the Company Employees; (D) increase the rate or terms of any bonus, pension or other Plan covering any of the Company Employees; (E) adopt, amend, enact any increase in or acceleration or commitment to accelerate, or terminate any Plan except as required by (and in accordance with) the terms of any such Plan; (F) cause the Selling Entity or any of its Subsidiaries to acquire, sell, license, transfer or dispose of the assets or Equity Interests of any Person (by merger, consolidation or acquisition of Equity Interests) or mortgage, pledge or subject them to any additional Encumbrance (except for Permitted Encumbrances); (G) and shall cause its Subsidiaries not to, amend, voluntarily terminate (other than upon expiration in accordance with its terms) or cancel any of the Material Contracts, or enter into any Contract that would have been a Material Contract had it been in effect on the date hereof; (H) make (other than consistent with past practice) or change any Tax election, change any annual Tax accounting period, change any method of Tax accounting, amend any Tax Returns, settle any Tax claim or assessment, enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local or non-U.S. Law), agree to (or request) an extension or waiver of a Tax statute of limitations period, or surrender any right to claim a material refund of Taxes, in each case solely with respect to the Company or any of its Subsidiaries or relating to the Contributed Assets or the Business except with respect to Combined Taxes or Combination Tax Returns; (I) cause the Selling Entity or any of its Subsidiaries to make any equity or debt investment in, or make or guarantee any loans, advances or capital contributions to, any other Person; (J) adopt a plan of complete or partial liquidation, dissolution, recapitalization or other reorganization of the Selling Entity or any of its Subsidairies; (K) implement or announce any reductions-in-force, lay-offs, furloughs, salary or wage reductions, or similar actions that could implicate the WARN Act; (L) hire, engage, terminate, furlough or temporarily lay off any Company Employee or Company Contractor earning annual base compensation in excess of $150,000; (M) negotiate, modify, extend or enter into any Contract with any labor union, works council or other labor organization or recognize or certify any labor union, labor organization, works council, or group of employees as the bargaining representative; (N) waive or release any noncompetition, nonsolicitation, nondisclosure, noninterference, nondisparagement, or other restrictive covenant obligation of any current or former employee or independent contractor who provided services in connection with the operation of the Business; (O) fail to maintain in full force and effect any insurance policy in effect, except for any policy replaced by a new or successor policy of substantially similar coverage; or (P) agree to, enter into a Contract to do, or authorize any of the foregoing.

(d)       Without limiting the foregoing, the Parties acknowledge and agree that nothing contained in this Agreement shall give the Purchaser, directly or indirectly, the right to control or direct the Parent’s or any of its Subsidiaries’ operations prior to the Closing

5.02       Other Transactions.

(a)       From the date hereof through the Closing, each Company Party shall not, and shall cause its the directors, officers, employees, agents, representatives, consultants, financial advisors, attorneys, accountants, and Affiliates of the foregoing to not, directly or indirectly, solicit, encourage or initiate the submission of proposals from, initiate or encourage discussions, engage in discussions or negotiations with any Person or otherwise knowingly encourage or entertain or enter into any arrangement, agreement or understanding with, or furnish any information to, any Person, other than Purchaser or a representative thereof, with respect to the acquisition of all or any part of the Equity Interests or assets of the Selling Entity, the Company or any of their respective Subsidiaries (“Alternate Acquisition”). Parent shall, and shall cause its Subsidiaries and each of their respective representatives to, immediately cease and cause to be terminated any discussions and negotiations with any Person conducted heretofore with respect to any Alternate Acquisition, or proposal or offer that would reasonably be expected to lead to any Alternate Acquisition, and shall request from any such Person that they destroy or return all confidential information concerning the Business previously granted to such Person.

(b)       Notwithstanding anything to the contrary in Section 5.02(a), at any time prior to receipt of the Shareholder Approval, the Sellers may furnish information to, and negotiate or otherwise engage in discussions with, any Person who delivers a bona fide written inquiry, proposal or offer from any Person or group (other than Purchaser or its Affiliates) relating to, in a single transaction or series of related transactions, an Alternate Acquisition, that was not solicited after the date of this Agreement (an “Alternate Acquisition Proposal”), if and so long as (i) the board of directors of Parent determines in good faith after consultation with its outside legal counsel that (A) the failure to take such action would reasonably be expected to breach the directors’ fiduciary duties under applicable Legal Requirement, (B) such a proposal is, or would reasonably be expected to lead to, an Alternate Acquisition that is more favorable from a financial point of view to Parent’s shareholders than the transactions contemplated by this Agreement, and (C) is reasonably likely to be consummated on the terms proposed, taking into account all legal, regulatory, financial, timing, financing and other aspects of such proposal and of this Agreement (a “Superior Proposal”), (ii) there has been no breach of Section 5.02(a) in connection with such Alternate Acquisition, (iii) Parent has provided at least 24 hours prior written notice to Purchaser of its intention to furnish information to, and negotiate or otherwise engage in discussions with, any Person, and (iv) Parent has provided Purchaser with a copy of written inquiry, proposal or offer; provided, however, that Parent (x) will not take any such action without first entering into an Acceptable Confidentiality Agreement with such Person notwithstanding Section 5.02(a), and (y) will concurrently (and in any event within 24 hours) provide to Purchaser any non-public information concerning the Business provided to such other Person which was not previously provided to Purchaser. Parent shall keep Purchaser reasonably informed, on a prompt basis (within one (1) Business Day of any material developments), of the status and material terms of any such proposals or offers (including the identity of the Person making such proposal or offer) and the current basis of the status and details (including any material developments) in respect of any such discussions or negotiations and that it will deliver to Purchaser a summary of any material changes to any such proposals or offers and all nonpublic information being furnished to such Person.

(c)       Except as set forth in this Section 5.02(c), neither the board of directors of Parent nor any committee thereof shall (i) withdraw, modify or qualify, or publicly propose to withdraw, modify or qualify, the Board Recommendation, (ii) recommend the approval or adoption of, or approve or adopt, declare advisable, or publicly propose to recommend, approve, adopt or declare advisable, any Alternate Acquisition, (iii) publicly take a neutral position or no position with respect to an Alternate Acquisition at any time beyond ten (10) Business Days after receipt of such Alternate Acquisition by Parent or any public announcement by the party that made the Alternate Acquisition proposal, (iv) fail to publicly reaffirm the Board Recommendation within five (5) Business Days of a reasonable written request by Purchaser to make such public reaffirmation, or (v) make any public statement in connection with the Shareholder Meeting that is inconsistent with the Board Recommendation (any action described in this clause being referred to as an “Adverse Recommendation Change”). Notwithstanding anything in this Agreement to the contrary, at any time prior to the receipt of the Shareholder Approval (and in no event after the receipt of the Shareholder Approval), the board of directors of Parent may effect an Adverse Recommendation Change and, subject to compliance with this Section 5.02 and Section 6.04, terminate this Agreement if and only if the board of directors of Parent receives an unsolicited Alternate Acquisition that such board has determined to be a Superior Proposal and further determines in good faith after consultation with its outside legal counsel that such action is reasonably likely to be required in order for the directors to comply with their fiduciary duties under applicable Legal Requirements. Prior to effecting such Adverse Recommendation Change, Parent shall provide Purchaser with five (5) Business Days’ prior written notice advising Purchaser of its intention to effect an Adverse Recommendation Change, and specifying in reasonable detail the material terms and conditions of, and the identity of any Person proposing, such Superior Proposal, and Parent shall, during such time and if requested by Purchaser, engage in good faith negotiations with Purchaser to amend this Agreement (A) such that such Superior Proposal would no longer constitute a Superior Proposal or (B) in a manner that obviates the need to effect an Adverse Recommendation Change, as applicable. Notwithstanding any Adverse Recommendation Change, if this Agreement is not otherwise terminated by any Party in accordance with the terms hereof, this Agreement shall be submitted to the Parent shareholders at the Shareholder Meeting for the purpose of voting on adopting this Agreement, and nothing contained herein shall be deemed to relieve Parent of such obligation. From the date of this Agreement until the Closing Date, Parent shall not terminate, amend, modify or waive any provision of any “standstill” or similar agreement to which Parent is a party and shall use its reasonable best efforts to enforce, to the fullest extent permitted under applicable Legal Requirements, the provisions of any such agreement, including by seeking injunctions to prevent any breaches of such agreements and to enforce specifically the terms and provisions thereof, except, in each case, to the extent the board of directors of Parent determines in good faith, after consultation with outside counsel, that taking such action would result in a violation of the fiduciary duties of the board of directors of Parent under applicable Law.

(d)       Nothing contained in this Section 5.02 or elsewhere in this Agreement shall prohibit Parent from (i) taking and disclosing to its shareholders a position contemplated by Rule 14d-9, Rule 14e-2(a) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act or (ii) making any disclosure to its shareholders if the board of directors of Parent determines in good faith (after consultation with and receiving advice of its outside counsel) that failure to do so would result in a violation of its fiduciary duties under applicable Legal Requirements; provided, however, that any disclosure made pursuant to clause (i) or (ii) of this Section 5.02(d) (other than any disclosure made in connection with an Adverse Recommendation Change permitted by Section 5.02(c)) shall be deemed to constitute an Adverse Recommendation Change unless the board of directors of Parent shall expressly publicly reaffirm the Board Recommendations in such disclosure. For avoidance of doubt, it shall not constitute an Adverse Recommendation Change for the board of directors of Parent to make a “stop, look and listen” communication pursuant to Rule 14d-9(f) under the Exchange Act.

5.03       Consents. The Parent shall use, and shall cause its Subsidiaries to use, their commercially reasonable efforts to obtain in writing, prior to the Closing, all consents or Approvals listed on Schedule 5.03. The Parent shall, and shall cause its Subsidiaries to, provide all notices listed on Schedule 5.03 to the applicable Persons to be notified, prior to the Closing. The Selling Entity shall promptly deliver copies of any such consents delivered in writing to Purchaser promptly after receipt thereof but no later than immediately prior to the Closing.

5.04       Investigation by Purchaser. The Selling Entity shall, upon reasonable advance written request, permit Purchaser, its authorized representatives, and the Financing Sources (provided, that such Financing Sources shall have signed a reasonable and customary confidentiality agreement and release if and to the extent reasonably requested by the Selling Entity) to have, after the date hereof, access during regular business hours to the chief executive officer and chief financial officer (and any other management personnel, advisor, or other representative of the Selling Entity or any of its Subsidiaries reasonably requested by Purchaser) and to the books and records of the Selling Entity, the Company and their respective Subsidiaries, and Purchaser shall have the right, other than with respect to privileged information, at its own expense to make copies thereof and excerpts therefrom, provided, that the Selling Entity and the Company shall, and shall cause their Subsidiaries to, use commercially reasonable efforts to remove or limit the foregoing limitations to allow such information to be accessed by Purchaser (including by redacting information if necessary to avoid the loss of attorney-client privilege or competitively sensitive information).

5.05       Public Announcements. After the date hereof, neither Purchaser nor any Company Party shall, nor shall any of their respective Affiliates, without the approval of the other parties hereto, issue any press releases or otherwise make any public statements with respect to the Transactions other than as contemplated by this Section 5.05. Notwithstanding the foregoing, prior to the Closing the Sellers and Purchaser will coordinate to make a joint press release or statement relating to the Transactions and thereafter the Company Parties will not, without the prior written approval of the Purchaser, make any press release or other public announcement concerning the Transactions, provided that nothing herein shall prevent any party hereto from making any disclosure in connection with (a) disclosure required by order of a court of competent jurisdiction, administrative body or Governmental Body, or by subpoena, summons or legal process, or by Legal Requirement, (b) obligations pursuant to any listing agreement with any national securities exchange or stock market (in which case the party required to make the release or announcement shall allow the other party reasonable time to comment on such release or announcement in advance of such issuance if practical), or (c) to the extent reasonably required to seek the enforcement of any right or remedy relating to this Agreement or the Transactions.

5.06       Preparation of Proxy Statement; Shareholder Meeting.

(a)       Parent shall, in consultation with Purchaser, prepare and file with the SEC as promptly as practicable, and in any event within fifteen (15) Business Days after the Effective Date, a preliminary version of the Proxy Statement to be sent to Parent’s shareholders in connection with the Shareholder Meeting. Parent shall not file the Proxy Statement (or any preliminary version thereof) with the SEC without first providing Purchaser and its counsel a reasonable opportunity to review and comment thereon, and Parent shall give reasonable and good faith consideration to all additions, deletions or changes suggested by Purchaser or its counsel; provided that no disclosure relating specifically to non-public information about Purchaser or its Affiliates may be made without Purchaser’s prior approval. Parent shall include in the Proxy Statement the Board Recommendation. If, prior to the expiration of the ten (10) day waiting period provided in Rule 14a-6 under the Exchange Act, Parent does not receive either (i) comments from the SEC on the preliminary Proxy Statement or (ii) notice from the SEC that it will review the preliminary Proxy Statement, then Parent shall file definitive proxy materials (including the definitive Proxy Statement) with the SEC and cause the definitive Proxy Statement to be mailed to Parent’s shareholders as soon as reasonably practicable, and in any event not later than two (2) Business Days after the expiration of such waiting period. Parent shall use commercially reasonable efforts to resolve all SEC comments, if any, with respect to the Proxy Statement as promptly as practicable after receipt thereof. Promptly following confirmation by the SEC that the SEC has no further comments, Parent shall cause the definitive Proxy Statement to be filed with the SEC and mailed to Parent’s shareholders. Sellers shall be responsible for 100% of the fees, costs and expenses associated with the preparation, filing and mailing of the Proxy Statement.

(b)       Each Company Party and Purchaser shall promptly furnish all information concerning such Person and its Affiliates to the other, and provide such other assistance, as may be reasonably requested by such other Party to be included therein and will otherwise reasonably assist and cooperate with the other in the preparation, filing and distribution of the Proxy Statement and the resolution of any comments to either received from the SEC.

(c)       Parent shall (i) notify Purchaser promptly of the receipt of any comments, whether written or oral, from the SEC or its staff and of any request by the SEC or its staff for amendments or supplements to the Proxy Statement or for additional information and (ii) supply Purchaser with copies of all correspondence between the Parent or any of its representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to such filings. Prior to responding to any comments from the SEC or its staff, Parent shall consult with Purchaser and provide Purchaser and its counsel a reasonable opportunity to review and comment on any written response thereto, and Parent shall give reasonable and good faith consideration to all additions, deletions or changes suggested by Purchaser or its counsel.

(d)       Except as provided in Section 5.06(c), Parent shall (i) provide drafts of all amendments and supplements to the Proxy Statement to Purchaser, (ii) give Purchaser and its counsel a reasonable opportunity to review and comment thereon which shall be no longer than five (5) days, and (iii) give reasonable and good faith consideration to all additions, deletions or changes suggested by Purchaser or its counsel.

(e)       Parent will take all action necessary in accordance with applicable Legal Requirements, its Organizational Documents and the rules of the Nasdaq to establish a record date for, duly call, give notice of, convene and hold the Shareholder Meeting as promptly as reasonably practicable following the mailing of the Proxy Statement to Parent’s shareholders, for the purpose of obtaining the Shareholder Approval. Notwithstanding anything to the contrary in this Agreement, Parent shall convene, subject to Section 5.06(f), and hold the Shareholder Meeting as soon as practicable (but in no event more than fifty-two (52) days) following the mailing of the Proxy Statement to Parent’s shareholders or on such other date elected by Parent with Purchaser’s prior written consent (which shall not to be unreasonably withheld, conditioned or delayed). Parent shall use its reasonable best efforts to solicit proxies to obtain the Shareholder Approval.

(f)       Parent shall cooperate with and keep Purchaser informed upon Purchaser’s reasonable request regarding its solicitation efforts and voting results following the dissemination of the Proxy Statement to Parent’s shareholders. Parent shall be permitted to postpone or adjourn the Shareholder Meeting (after consultation with Purchaser) if, but only if, (i) as of the time that the Shareholder Meeting is originally scheduled (as set forth in the Proxy Statement), there are holders of an insufficient number of shares of Parent’s common shares present or represented by proxy at the Shareholder Meeting to constitute a quorum at the Shareholder Meeting or an insufficient number of shares of Parent’s common stock have voted in favor of the Transactions and Parent desired to continue to solicit proxies (provided that in no event shall the Shareholder Meeting (as so postponed or adjourned) be held on a date later than one hundred twenty (120) days after the original record date for the Shareholder Meeting without the written consent of Purchaser), (ii) Parent has determined in good faith (after consultation with outside legal counsel) that it is required by applicable Legal Requirements or Order to postpone or adjourn the Shareholder Meeting, or (iii) Parent is requested to postpone or adjourn the Shareholder Meeting by the SEC or its staff.

5.07       Efforts. Subject to the terms and conditions hereof, from the date of this Agreement until the earlier of the Closing Date or the date this Agreement is terminated in accordance with its terms, each of Purchaser and the Company Parties shall cooperate with and assist the other parties hereto and shall use its respective commercially reasonable efforts to (a) take or cause to be taken all actions, and to do or cause to be done all other things, necessary, proper or advisable to consummate the transactions contemplated by this Agreement as promptly as practicable, and (b) obtain and maintain in a timely manner all necessary waivers, consents and approvals and to effect all necessary registrations and filings; provided, however, that such cooperation, assistance and efforts shall not include any requirement of any party or any of their respective Affiliates or Representatives to expend any money (other than expenses incurred in the ordinary course of business or fees or expenses relating to filings with Governmental Bodies as contemplated by this Agreement) or otherwise required to be paid by such Person under the terms or any Contract, incur any liability or obligation, commence any litigation, arbitration or other Proceeding or offer or grant any accommodation (financial or otherwise) to any Person. Except as specifically contemplated by this Agreement, each of Purchaser and the Company Parties shall use commercially reasonable efforts not to take any action or omit to take any action where such action or omission would be reasonably expected to result in (i) an inability to satisfy any of the conditions set forth in Article VI or (ii) a material delay in the satisfaction of any of such conditions.

5.08       R&W Policy. Immediately following the execution and delivery of this Agreement, the Purchaser shall authorize and instruct the R&W Insurer to irrevocably bind coverage beginning on the date hereof. The Purchaser shall not waive or amend the R&W Policy in a manner adverse to the Sellers, including any modification to the insurer’s waiver of any right of subrogation, without the Seller Representative’s prior written consent.

5.09       Financing.

(a)       Purchaser shall use reasonable best efforts to obtain the Debt Financing contemplated by the Debt Commitment Letter on the terms and conditions therein on or prior to the Closing Date, including using commercially reasonable efforts to (i) maintain in effect the Debt Commitment Letter in accordance with its terms until the Closing, (ii) negotiate and enter into definitive agreements (the “Definitive Financing Agreements”) with respect to the Debt Financing on the terms and conditions contemplated by the Debt Commitment Letter, including any “market flex” provisions contained in any fee letters executed in connection therewith (or such other terms as are reasonably acceptable to Purchaser), (iii) satisfy (or obtain a waiver of) on a timely basis all the conditions to Purchaser obtaining the Debt Financing set forth in the Debt Commitment Letter or any Definitive Financing Agreements, in each case, that are within Purchaser’s control and to the extent such conditions are applicable to Purchaser or any of its Affiliates, (iv) comply on a timely basis with all of its covenants and other obligations set forth in the Debt Commitment Letter and the Definitive Financing Agreements to the extent that the failure to comply with such obligations would adversely impact the availability of the Debt Financing on the Closing Date, and (v) upon satisfaction of the conditions set forth in the Debt Commitment Letter and satisfaction of the conditions set forth in Section 6.01 and Section 6.02 of this Agreement, consummate the Debt Financing by the time that the Closing is required to occur in accordance with this Agreement; provided that, in no event shall the Purchaser be required to commence or bring any litigation or other action against any of the Financing Sources in connection therewith.

(b)       Purchaser shall give the Company notice as promptly as reasonably practicable after Purchaser becomes aware of (i) any material breach or material default on the part of any party to the Debt Commitment Letter or Definitive Financing Agreement, (ii) any event that, with or without notice, lapse of time or both, would reasonably be expected to constitute or result in a material breach or material default on the part of any party to the Debt Commitment Letter or Definitive Financing Agreement or would reasonably be expected to constitute or result in a failure to satisfy a condition precedent to the funding of the Debt Financing set forth in the Debt Commitment Letter that would materially delay or prevent the Closing, (iii) any notice or other written communication to or from any Financing Source party to the Debt Commitment Letter or Definitive Financing Agreement with respect to any actual breach, default, termination or repudiation on the part of Purchaser or any other party to the Debt Commitment Letter or Definitive Financing Agreement or any failure to satisfy any condition precedent or other contingency set forth in the Debt Commitment Letter or Definitive Financing Agreement that would materially delay or prevent the Closing, and (iv) any withdrawal, termination, rescission or repudiation of the Debt Commitment Letter or Definitive Financing Agreement, or any provision thereof that would make the funding of the Debt Financing (or satisfaction of the conditions to obtaining the Debt Financing) less likely to occur in any material respect or materially delay the availability of the Debt Financing on the Closing Date; provided that nothing in this Section 5.09(b) shall require the Purchaser to disclose any information that is subject to the attorney-client privilege or the disclosure of which would result in the breach of any of the Purchaser’s confidentiality obligations set forth in the Debt Commitment Letter. Upon written request from the Company, Purchaser shall provide any information reasonably requested by the Company relating to any circumstance referred to in the immediately preceding sentence.

(c)       Purchaser will not permit, without the prior written consent of the Seller Representative, any material amendment, modification or supplement to be made to, or any waiver of, any provision or remedy under the Debt Letters or any Definitive Financing Agreement that (i) reduces the aggregate amount of the Financing if after giving effect to such reduction, the amount of Financing, together with cash on hand of the Purchaser, will be less than the Financing Amount, (ii) imposes new or additional conditions precedent to the initial funding of the Debt Financing in a manner that would reasonably be expected to (A) materially delay or prevent the Closing Date or (B) make the funding of any portion of the Debt Financing (or satisfaction of any condition to obtaining any portion of the Debt Financing) necessary to fund the Financing Amount less likely to occur in any material respect on the Closing Date (it being understood and agreed that, in any event, Purchaser may, without the consent of any other Person, amend the Debt Commitment Letter to add lenders, arrangers, bookrunners, agents, managers or similar entities that have not executed the Debt Commitment Letter as of the date of this Agreement and, subject to clause (i) hereof, amend the economic and other arrangements with respect to the existing and additional lenders, arrangers, bookrunners, agents, managers or similar entities), or (iii) would reasonably be expected to materially adversely impact the ability of Purchaser to enforce its rights against any of the other parties to the Debt Commitment Letter.

(d)       In the event that any portion of the Debt Financing in an amount required to pay the Financing Amount becomes unavailable on the terms and conditions set forth in the Debt Commitment Letter (including any “market flex” provisions applicable thereto) prior to the Closing Date (after giving effect to any other equity and/or debt financing that may then be available to cover such unavailable amount), regardless of the reason therefor, Purchaser shall as promptly as reasonably practicable, notify the Seller Representative of such unavailability and use Purchaser’s commercially reasonable efforts to obtain, as promptly as practicable following the occurrence of such event, substitute debt financing on terms not less favorable, in the aggregate, to Purchaser (as determined in good faith by Purchaser, but in any event that does not impose any new or additional condition precedent to the receipt of any portion of the Debt Financing in a manner that would reasonably be expected to (i) materially delay or prevent the Closing Date, or (ii) make the funding of any portion of the Debt Financing in an amount required to pay the Financing Amount (or satisfaction of any condition to obtaining any portion of the Debt Financing) materially less likely to occur) than those contemplated in the Debt Letters (including any “market flex provisions” applicable thereto) as in effect on the date of this Agreement, and in an amount sufficient, when added to the portion of the Financing that is and remains available and taking into account Purchaser’s cash on hand, to fund the Financing Amount (“Substitute Financing”). In the event any Substitute Financing is obtained in accordance with this Section 5.09(d), references in this Agreement to the Debt Financing shall be deemed to refer to such Substitute Financing (in lieu of the Debt Financing to the extent replaced thereby), if one or more commitment letters or definitive financing agreements are entered into or proposed to be entered into in connection with such Substitute Financing (such commitment letters, the “Substitute Commitment Letters”, and such definitive financing agreements, the “Substitute Definitive Financing Agreements”), references in this Agreement to the Commitment Letters and the Definitive Financing Agreements shall be deemed to refer to the Substitute Commitment Letters and the Substitute Definitive Financing Agreements (in lieu of the Commitment Letters and the Definitive Financing Agreements to the extent replaced thereby), and all obligations of Purchaser pursuant to this Section 5.09(d) shall be applicable thereto to the same extent as Purchaser’s obligations with respect to the Debt Financing replaced thereby. Purchaser shall deliver to the Company complete and accurate copies of any Substitute Commitment Letters and Substitute Definitive Financing Agreements as promptly as practicable after the execution thereof.

(e)       Prior to the Closing, the Parent shall, and shall cause its Subsidiaries (including the Company) and their respective officers, directors, employees, agents, attorneys, accountants, advisors and representatives to, use their reasonable best efforts to provide, such assistance and cooperation as Purchaser may reasonably request in connection with obtaining the Debt Financing on the terms and conditions described in or contemplated by the Debt Commitment Letters, including by: (i) upon reasonable prior notice, making senior management of the Parent and its Subsidiaries reasonably available during normal business hours in reasonably convenient locations (or via telephonic meeting), all to be mutually agreed, for customary syndication, presentations, marketing, lender or proposed financing source meetings, and due diligence sessions, (ii) as promptly as reasonably practicable, furnishing Purchaser, its Affiliates and the Financing Sources with the Required Information and, without duplication, other customary financial information regarding the Selling Entity and its Subsidiaries, the Company, the Contributed Assets and its industry reasonably requested by Purchaser or the Financing Sources and required in connection with the Debt Commitment Letter, including in connection with assisting with Purchaser’s preparation of pro forma unaudited financial statements to the extent required by the Debt Commitment Letter or for the preparation of any customary bank information memoranda, offering documents, lender and investor presentations, rating agency presentations, (iii) if reasonably requested in writing at least ten (10) calendar days prior to the Closing, providing at least five (5) Business Days prior to the Closing, all document and information regarding the Selling Entity and its Subsidiaries, including the Company, and the Contributed Assets, required under “know your customer” and anti-money laundering rules and regulations (including the U.S.A Patriot Act of 2001 and the Beneficial Ownership Regulation (31 C.F.R. §1010.230)), (iv) reviewing customary offering documents and related materials, including information memoranda and packages, lender and investor presentations, rating agency presentations and other similar documents and materials prepared by Purchaser or the Financing Sources and reasonably requested by Purchaser in connection with the Debt Financing, (v) cooperating with the Financing Sources’ reasonable due diligence investigation and evaluation of the business, assets and properties of the Selling Entity and its Subsidiaries, including the Company, and the Contributed Assets (including evaluating cash management and accounting systems, policies and procedures relating thereto, and conducting appraisals and field audits and providing information with respect to receivables, deposit and other accounts and related assets for the purpose of establishing collateral arrangements), (vi) reasonably assisting Purchaser with Purchaser’s preparation of disclosure schedules or schedules describing any assets of the Selling Entity and its Subsidiaries, including the Company, and the Contributed Assets as may be required by the Debt Commitment Letter or Definitive Financing Agreements, and permitting officers of the Selling Entity and its Subsidiaries who will be officers of the Company and its Subsidiaries after giving effect to the Closing to execute and deliver any incumbency certificates or other closing documents in connection with the Debt Financing to the extent required under the Debt Commitment Letter or Definitive Financing Agreements (it being understood that such documents will not be effective until, and otherwise subject to, the Closing), (vii) executing and delivering customary authorization letters (which may include customary representations and warranties regarding accuracy and completeness of information and absence of material non-public information, provided such letters shall include customary language exculpating the Company with respect to any liability related to the use of the contents thereof or any related marketing material by the recipients thereof) for use in syndicating the Debt Financing, (viii) obtaining such insurance certificates and endorsements as reasonably requested by Purchaser and required by the Debt Commitment Letter or Definitive Financing Agreements, (ix) obtaining the releases of Encumbrances and pay-off letters in accordance with the terms hereof, (x) reasonably cooperating with Purchaser’s legal counsel in connection with any legal opinions that such legal counsel may be required to deliver in connection with the Debt Financing, (xi) assisting in the preparation of, and executing and delivering, Definitive Financing Agreements, including credit agreements, guarantee and collateral documents and customary closing certificates as may be required in connection with the Debt Financing (including a certificate of an appropriate officer of the Company with respect to solvency of the Company and its Subsidiaries on a consolidated basis as of the Closing Date after giving effect to the transactions contemplated hereby) and the schedules and exhibits thereto and other customary documents, in each case as may be reasonably requested by Purchaser or the Financing Sources and that are not effective until as of, or after, the Closing, and (xii) facilitating, effective as of the Closing Date, the granting of a security interest (and perfection thereof) in collateral (including possessory collateral) and the termination of the existing guarantee and collateral arrangements in respect of the holders of Closing Date Debt, and (xiii) taking all corporate actions, subject to the occurrence of the Closing, reasonably requested by Purchaser to permit the consummation of the Debt Financing and to permit the proceeds thereof to be made available to Purchaser at Closing; provided, that none of the Sellers, the Company and its Subsidiaries or any of their respective Affiliates or representatives shall be required to incur any liability (other than with respect to the authorization letters referred to above) or obligation (including any obligation to pay any commitment or other fee) or pay any amount in respect of any assistance provided in connection with the Debt Financing prior to the Closing; provided, further, that the Selling Entity and its Subsidiaries and their respective officers, employees, and other representatives shall have no obligation, prior to the Closing, to: (A) approve, authorize or ratify the execution of any of the Definitive Financing Agreements (other than any authorization letter included in an information memorandum for purposes of marketing the Debt Financing prior to the Closing that is consistent with the above requirements) that is not contingent on the Closing, (B) take any action that would conflict with or result in a breach of any applicable governmental rule or any governmental order or any applicable law to which any Company Party is party or bound, (C) be an issuer or other obligor with respect to the Debt Financing, (D) be required to execute or deliver any document or certificate in connection with the Debt Financing that is not contingent upon the Closing Date or that would be effective prior to the effective time of the Closing Date, (E) be required to provide access to or disclose information that is subject to and would jeopardize attorney-client privilege of the Selling Entity or its Affiliates or otherwise would unduly interfere with the conduct of the business by the Selling Entity and its Subsidiaries in the ordinary course, or (F) cause the pre-Closing directors, managers or members of the Selling Entity or any of its Subsidiaries to adopt resolutions approving the agreements, documents and instruments pursuant to which the Debt Financing is obtained or otherwise cause the Selling Entity or any of its Subsidiaries to take any corporate actions prior to the Closing Date to permit the consummation of the Debt Financing unless such corporate actions (including any such resolutions) are contingent upon the occurrence of, or only effective, as of, the Closing Date or thereafter (it being agreed and understood that Persons who will continue as directors or managers of the Company or any of its Subsidiaries on a post-Closing basis may be required to execute and deliver in escrow resolutions or consents to approve or authorize the execution of the Debt Financing that will be effective at the Closing).

(f)       Purchaser shall, following written demand by the Sellers, reimburse Sellers at the Closing for all reasonable and documented out-of-pocket costs and expenses (including reasonable and documented attorneys’ fees of one primary outside counsel to the Sellers and accountants’ fees) incurred by the Company or its representatives in connection with the cooperation of the Company contemplated by Section 5.09(f) or otherwise provided in connection with the Debt Financing; provided, that the Purchaser shall not be required to reimburse Sellers, the Company or their respective Representatives for costs and expenses with respect to financial statements, financial information or other materials prepared prior to the date hereof or, after the date hereof, that the Company would have prepared in the ordinary course of business or in connection with the sale contemplated hereunder. Purchaser shall indemnify and hold harmless the Company and its respective representatives from and against any and all losses, claims, damages, liabilities, judgments, costs, fines and settlements suffered or incurred by any of them in connection with the arrangement and consummation of the Debt Financing (including any alternate financing) and any information used in connection therewith (including any violation of the Confidentiality Agreement); provided that the foregoing shall not apply to the extent resulting or arising from any Seller’s, the Company’s or their respective Representatives’ fraud, willful misconduct, bad faith or gross negligence. This Section 5.09(g) shall survive the Closing and any termination of this Agreement.

5.10       Copy of Data Room. Prior to the Closing, the Company shall deliver, or cause to be delivered to the Purchaser five (5) USB devices each containing true, correct, and complete copies of all data and documentation Made Available to Purchaser in the virtual data room in connection with the Transaction.

5.11       Insurance. Prior to the Closing, the Company Parties shall (a) use commercially reasonable efforts to cooperate with the Purchaser and its Affiliates in connection with Purchaser’s integration efforts with respect to insurance policies, and (b) obtain a prepaid “tail” policy (the “D&O Tail Policy”) at or prior to the Closing that provides the Company’s current and former officers and directors (collectively, the “D&O Indemnitees”) with directors’ and officers’ liability insurance for a period ending no earlier than the sixth anniversary of the Closing Date. The Company shall cause (and the Purchaser shall cause the Company to cause) any such D&O Tail Policy to be maintained in full force and effect, for its full term, and shall honor all obligations thereunder and the Purchaser shall cause such obligations to be honored by the Company following the Closing. The cost of the D&O Tail Policy shall be borne by the Sellers as a Seller Transaction Expense. This Section 5.11 shall survive the Closing, is intended to benefit the D&O Indemnitees and shall be binding on all successors and assigns of the Purchaser and the Company and its Subsidiaries.

5.12       Termination of Certain Agreements. Prior to Closing the Selling Entity or its Subsidiaries shall have taken all actions necessary to terminate as of Closing, and shall cause to be terminated, each Contract listed on Schedule 5.12 (including termination of any post-termination “tail” period, if any) to the extent such Contract will not terminate in accordance with its terms in connection with the Transactions.

5.13       Debt. If applicable, the Selling Entity shall, and shall cause its Subsidiaries to, obtain and deliver to the Purchaser, at least five (5) Business Days prior to the Closing Date (a) draft customary payoff letters, in a form reasonably acceptable to Purchaser and its Financing Sources for any Closing Date Debt in respect of money borrowed (“Payoff Indebtedness”), together with releases of any guarantees and Encumbrances in connection therewith (collectively, the “Payoff Letters”), which Payoff Letters together with any related release documentation shall, among other things, include the payoff amount, a per diem interest amount, provide that Encumbrances (and guarantees), if any, granted in connection therewith relating to the assets, rights and properties of the Selling Entity and its Subsidiaries securing such Debt shall, upon the payment of the amount set forth in the applicable Payoff Letter on the Closing Date, automatically be released and terminated and an authorization to file all applicable UCC termination statements and releases necessary to evidence satisfaction and termination of such Closing Date Debt. The Selling Entity shall obtain and deliver to the Purchaser at least five (5) Business Days prior to the Closing Date invoices from any third parties for Seller Transaction Expenses to the extent applicable.

5.14       Employment.

(a)       Employee Transfers. With respect to each Company Employee who is employed in a jurisdiction in which the Transfer Regulations have been implemented and whose employment is determined to have been automatically transferred by operation of Law to the Purchaser or its Subsidiaries as result of the transactions contemplated by this Agreement under the Transfer Regulations (each, a “Transfer Employee”), the Parties accept and agree to apply the Transfer Regulations in all of their provisions and accept and agree that the Transfer Employees will become employed by Purchaser or its Subsidiaries as of the Closing as a result of the Transfer Regulations, unless such Transfer Employee objects to the transfer in a manner that would prevent such Transfer Employee’s transfer under the Transfer Regulations. The Parties further accept and agree that the terms and conditions of employment of each such Transfer Employee will transfer effective as of the Closing as if such terms and conditions were originally made or agreed between the Purchaser or its Subsidiaries and the applicable Transfer Employee, as required by applicable Legal Requirement. The Parties shall, and shall cause each of their respective Affiliates that they control to, comply with their respective obligations under the Transfer Regulations with respect to any Transfer Employee.

(b)       Terms and Conditions of Employment.

(i)       With respect to any Company Employee to whom Purchaser or its Subsidiaries has offered employment, the terms of such employment shall provide for (x) substantially similar base salary or wage rate, as applicable, as provided to such Company Employee immediately prior to the Closing, and (y) employee benefits that are comparable in the aggregate to the employee benefits provided to such Company Employee immediately prior to the Closing or no less favorable in the aggregate to the employee benefits provided to similarly situated employees of Purchaser and its Subsidiaries, as determined by Purchaser (excluding severance, equity compensation, nonqualified deferred compensation, retiree medical, or pension benefits). No provision of this Agreement shall be construed as (A) a guarantee of continued employment of any Company Employee, (B) giving any Person other than the Company Group the right to enforce this Section 5.14(b)(i), or (C) limit the right of Purchaser or any of its Affiliates to amend, terminate or otherwise modify any employee benefit plan or arrangement.

(ii)       Parent and its Subsidiaries shall use commercially reasonable efforts to cooperate with the Purchaser and its Affiliates in connection with offering employment to some or all of the Company Employees and engaging some or all of the Company Contractors.

(c)       Notification and Consultation. To the extent required by applicable Legal Requirements, including the Transfer Regulations, or other Contract, the Parties shall, or shall cause their respective Affiliates that they control to, timely notify and consult with the Company Employees or their employee representatives on or prior to the applicable transfer date in respect of employment by or transfer to Purchaser or its applicable Affiliates, and in respect of any other matters required by applicable Legal Requirements in connection with this Agreement. Sellers and Purchaser shall, and shall cause each of their respective Affiliates that they each control to, cooperate with each other in respect of these obligations and use commercially reasonable efforts to timely provide any information, subject in all cases to any obligations of the Parties under any applicable Legal Requirements, reasonably necessary for the Parties and their applicable controlled Affiliates to discharge their obligations under the Transfer Regulations or other Legal Requirements to notify or consult with the Company Employees or their employee representatives, if any.

(d)       Cooperation and Disclosure of Employee-Related Information. Each Party shall, and shall cause its Affiliates to provide in reasonable time information required by Law or reasonably requested by the other Party or employees, works councils, labor unions, employee representatives or any other persons or entities (including any information reasonably requested by other Party in connection with any employee-related litigation) with respect to any Company Employees, their employee benefits arrangements, the reasons for the transfer of employment of a particular Company Employee and any relevant measures taken and anticipated to be taken by a Party and its Affiliates in relation with a Company Employee. All information provided by Seller and its Affiliates that relates to Seller or such Affiliates, as contemplated by this Section 5.14(d), shall be complete and accurate in all material respects.

(e)       Transfer Employee Records. Sellers shall provide all original documents (or copies where permitted under local Legal Requirements) relevant to each Transfer Employee (including Tax and personnel records, and any other records of each Transfer Employee allowed under local Legal Requirements) at such time as prescribed under the local Legal Requirements and in any event before the Closing Date to Purchaser.

Article VI
Conditions to Closing; Termination

6.01       Conditions to Each Party’s Obligations. The respective obligations of the Purchaser and the Company Parties to consummate the transactions contemplated by this Agreement are subject to the satisfaction (or waiver) of the following conditions:

(a)       No Proceeding (whether temporary, preliminary or permanent) of any Governmental Body shall be in effect that restrains, prohibits or prevents the consummation of the Transactions. No Legal Requirement shall have been enacted or shall be applicable to the Transactions which makes the consummation of such Transactions illegal; and

(b)       This Agreement and the Transactions shall have been approved by the holders of a majority of the outstanding common shares of Parent.

6.02       Conditions to Obligations of Purchaser. The obligation of Purchaser to consummate the transactions contemplated by this Agreement is subject to the satisfaction (or waiver by Purchaser in its sole discretion) of the following further conditions:

(a)       Each of the representations and warranties of the Company Parties contained in Article III (in each case, without taking into account any materiality qualifications) other than the Fundamental Representations shall be true and correct in all material respects as of the date hereof and as of the Closing with the same force and effect as though made on and as of the Closing (other than those representations and warranties that address matters only as of a particular date or only with respect to a specific period of time, which need only be accurate as of such date or with respect to such period), and each of the Fundamental Representations shall be true and correct in all respects (other than de minimis inaccuracies) as of the date hereof and as of the Closing with the same force and effect as though made on and as of the Closing (other than those representations and warranties that address matters only as of a particular date or only with respect to a specific period of time, which need only be accurate as of such date or with respect to such period).

(b)       Each Company Party shall have performed and complied in all material respects with all obligations and covenants required by this Agreement to be performed or complied with by such Company Party at or prior to the Closing.

(c)       Between the date of this Agreement and the Closing Date, there shall not have been any Material Adverse Effect.

(d)       Purchaser shall have received a certificate dated as of the Closing Date signed on behalf of the Selling Entity by an officer of the Selling Entity, certifying that the conditions set forth in Sections 6.02(a), 6.02(b) and 6.02(c) have been satisfied.

(e)       At or prior to the Closing, the Selling Entity shall deliver or shall cause to be delivered to Purchaser:

(i)       an executed copy of the other Transaction Documents to which any Company Party is a party;

(ii)       certified copies of (A) the Organizational Documents of the Company and each of its Subsidiaries, (B) resolutions of each of the Parent’s, Selling Entity’s and Company’s board of directors or other governing body or Persons, as required to authorize the execution, delivery and performance of this Agreement and the other Transaction Documents to which such Company Party is a party, (C) resolutions of the Selling Entity’s sole shareholder approving this Agreement and the Transactions, and (D) evidence of Parent’s shareholders approving this Agreement and the Transactions adopted by the holders of a majority of the outstanding common shares of Parent (the “Shareholder Approval”).

(iii)       in each case, certified as correct and complete as of the Closing Date by an officer of the Company and, in the case of any certificate of formation, by the Secretary of State of the applicable State of formation of each such Person;

(iv)       a certificate of the Secretary of State (or similar authority) of the State or jurisdiction of formation of the Selling Entity and each of its Subsidiaries certifying such Person has legal existence and is in good standing, if applicable, and a certificate of the Secretary of State (or similar authority) of each jurisdiction in which Company or any of its Subsidiaries has qualified to do business as a foreign entity (or is required to be so qualified) as to such foreign qualification;

(v)       85% of all of the Company Employees offered employment from the Purchaser or its Affiliates, excluding any part-time employees, including each of the Key Employees, shall have (a) remained employed by the Parent or its Subsidiaries through the Closing, and (b) accepted and not revoked or rescinded (or otherwise provided notice of resignation or termination) such offer from Purchaser in writing through the Closing;

(vi)       a fully executed copy of all notices to, approvals and/or consents of third-parties, all as listed on Schedule 6.02(e)(vi);

(vii)       executed copies of SBA Form 480, SBA Form 652 and SBA Form 1031;

(viii)       a duly executed IRS Form W-9 from the Selling Entity;

(ix)       if certificated, certificates representing the Purchased Units, duly endorsed (or accompanied by duly executed stock powers) or an affidavit regarding the loss of any such certificates;

(x)       executed letters of resignation from all officers, managers and directors of the Company, effective upon the Closing, in forms reasonably acceptable to the Purchaser;

(xi)       evidence that each Contract set forth on Schedule 5.12 has been terminated without any ongoing liability to Purchaser or any of its Affiliates (including, after the Closing, the Company and its Subsidiaries);

(xii)       fully executed copies of the Payoff Letters, if any; and

(xiii)       evidence reasonably satisfactory to the Purchaser of the consummation of the Asset Contribution, including (x) release of all liens held by Arrow Capital Solutions, Inc., and (y) documentation effecting the transfer of all the outstanding Equity Interests of CloudFirst Europe to the Company, including an updated register of members of CloudFirst Europe reflecting the Company as the sole owner of all of the Equity Interests of CloudFirst Europe.

6.03       Conditions to Obligations of Company Parties. The obligation of the Company Parties to consummate the transactions contemplated by this Agreement is subject to the satisfaction (or waiver by the Seller Representative in its sole discretion) of the following further conditions:

(a)       Each of the representations and warranties of the Purchaser contained in Article IV (in each case, without taking into account any “Material Adverse Effect” or other materiality qualifications) shall be true and correct as of the Closing with the same force and effect as though made on and as of the Closing (other than those representations and warranties that address matters only as of a particular date or only with respect to a specific period of time, which need only be accurate as of such date or with respect to such period), except where the failure of such representations and warranties to be so true and correct would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b)       Purchaser shall have performed and complied in all material respects with all obligations and covenants required by this Agreement to be performed or complied with by Purchaser at or prior to the Closing.

(c)       The Seller Representative shall have received a certificate dated as of the Closing Date signed on behalf of the Purchaser by an officer of the Purchaser, certifying that the conditions set forth in Sections 6.03(a) and 6.03(b) have been satisfied.

(d)       At or prior to the Closing, the Purchaser shall deliver or shall cause to be delivered to the Seller Representative:

(i)       an executed copy of the other Transaction Documents to which Purchaser is a party; and

(ii)       certified copies of resolutions of Purchaser’s board of directors or other governing body or Persons, as required to authorize the execution, delivery and performance of this Agreement and the other Transaction Documents to which Purchaser is a party, in each case, certified as correct and complete as of the Closing Date by an officer of the Purchaser.

6.04       Termination. This Agreement may be terminated, and the transactions contemplated herein may be abandoned, prior to the Closing:

(a)       by the mutual written consent of the Parent, on one hand, and Purchaser on the other hand;

(b)       by Purchaser, if one or more breaches or failures to perform any covenants or agreements on the part of a Company Party set forth in this Agreement shall have occurred, or if one or more representations or warranties of a Company Party made herein shall be inaccurate or breached and, such breaches, failures or inaccuracies, as the case may be, shall cause the failure of one or more of the conditions to the obligations of Purchaser to consummate the Closing contemplated by this Agreement as set forth in Article VI and any such breach or inaccuracy, if capable of being cured by the Company Parties on or prior to the Business Day prior to the date one hundred and twenty (120) days following the date of this Agreement (the “Outside Date”), has not been cured within the earlier to occur of (i) the Business Day prior to the Outside Date, and (ii) thirty (30) days after the provision of written notice thereof; provided that Purchaser shall not have the right to terminate this Agreement pursuant to this Section 6.04(b) if Purchaser is then in breach of this Agreement in a manner that would cause a condition set forth in Section 6.03(a) or 6.03(b) to not be satisfied;

(c)       by the Parent, if one or more breaches or failures to perform any covenants or agreements on the part of Purchaser set forth in this Agreement shall have occurred, or if one or more representations or warranties of Purchaser made herein shall be inaccurate or breached and, such breaches, failures or inaccuracies, as the case may be, shall cause the failure of one or more of the conditions to the obligations of the Company Parties to consummate the Closing contemplated by this Agreement as set forth in in Article VI and any such breach or inaccuracy, if capable of being cured prior by the Purchaser on or prior to the Business Day prior to the Outside Date, has not been cured within the earlier to occur of (i) the Business Day prior to the Outside Date, and (ii) thirty (30) days after the provision of written notice thereof, provided that no Company Party shall have the right to terminate this Agreement pursuant to this Section 6.04(c) if any Company Party is then in breach or violation of its representations, warranties or covenants contained in this Agreement and such breach would cause a condition set forth in Section 6.02(a) or 6.02(b) to not be satisfied;

(d)       if applicable, by the Purchaser or by the Parent, if the transactions contemplated hereby have not been consummated on or before the Outside Date; provided, however, that the right to terminate this Agreement under this Section 6.04(d) shall not be available to any Party who is in material breach of any representation, warranty, covenant, agreement or obligation under this Agreement in a manner that has primarily caused the failure of, or prevented, the consummation of the Transactions contemplated hereby by the Outside Date;

(e)       by the Parent if (i) all of the conditions to the obligations of parties hereto to consummate the Transactions set forth in Sections 6.01, 6.02 and 6.03 have been satisfied or validly waived as of the date the Closing should have been consummated pursuant to Section 2.08 of this Agreement (other than those conditions that by their terms are to be satisfied by actions taken at the Closing; provided, that such conditions are capable of being satisfied on the date the Closing is to occur in accordance with Section 2.08 and are actually satisfied at Closing), (ii) Purchaser shall have failed to consummate the Closing on the date that the Closing is required to occur in accordance with Section 2.08, (iii) following such date, the Parent has delivered to Purchaser a written notice irrevocably confirming that, subject to performance by Purchaser of its obligations hereunder, the Company Parties are ready, willing and able to consummate the Closing (and the Company Parties continue to be ready, willing, and able to consummate the Closing at the time the Closing is to occur in accordance with Section 2.08), and (iv) Purchaser fails to consummate the Closing pursuant to Section 2.08 within three (3) Business Days after delivery of the written notice specified in clause (iii) above;

(f)       by the Parent, if, prior to obtaining the Shareholder Approval, without any breach of Section 5.02, Parent or the Selling Entity shall contemporaneously enter into a definitive agreement with a third party providing a Superior Proposal; provided, that the right to terminate this Agreement under this Section 6.04(f) shall not be available to Parent or the Selling Entity unless they deliver to Purchaser (i) written notice of the Parent’s intention to terminate at least five (5) Business Days prior to termination and (ii) the Seller Termination Fee pursuant to 6.06(b);

(g)       by the Purchaser if (i) at any time prior to obtaining the Shareholder Approval, (x) the board of directors of Parent shall have failed to include the Board Recommendation in the Proxy Statement or shall have effected an Adverse Recommendation Change or (y) Parent shall have breached Section 5.02 in any material respect, or (ii) Parent or any of its Subsidiaries enter into a definitive agreement with a third party providing a Superior Proposal; or

(h)       by either Purchaser or the Parent if the Shareholder Meeting (including any adjournments thereof) has been held and completed and the shareholders of Parent have taken a final vote such that Parent’s shareholder approval to this Agreement and the Transaction has not been received.

6.05       Effect of Termination. Termination of this Agreement pursuant to this Article VI shall terminate all rights and obligations of the parties hereunder and none of the parties shall have any liability to the other party hereunder, except (i) for willful and intentional breaches of this Agreement by the Company Parties or the Purchaser prior to the time of such termination, and (ii) that this Section 6.05, Section 5.05, Section 6.06, and Article IX shall survive any such termination.

6.06       Termination Fee.

(a)       In the event that this Agreement is validly terminated by the Parent pursuant to Section 6.04(c) or Section 6.04(e), Purchaser shall pay, or cause to be paid, to the Company an amount equal to One Million Two Hundred Thousand Dollars ($1,200,000) (the “Purchaser Termination Fee”) not later than the tenth (10th) Business Day after such valid termination, by wire transfer of immediately available funds to an account designated in writing by the Seller Representative.

(b)       In the event that this Agreement is validly terminated by the Parent pursuant to Section 6.04(f), Parent shall pay, or cause to be paid, to the Purchaser an amount equal to One Million Two Hundred Thousand Dollars ($1,200,000) (the “Seller Termination Fee”) prior to or simultaneous with such valid termination (the receipt by the Purchaser of the Seller Termination Fee being a condition to the valid termination of this Agreement pursuant to Section 6.04(f)), by wire transfer of immediately available funds to an account designated in writing by the Purchaser. In the event that this Agreement is validly terminated by the Purchaser pursuant to Section 6.04(b) or Section 6.04(g), Parent shall pay, or cause to be paid, to the Purchaser the Seller Termination Fee not later than the tenth (10th) Business Day after such valid termination, by wire transfer of immediately available funds to an account designated in writing by the Purchaser. If, (i) after the date of this Agreement and prior to the valid termination of this Agreement, a proposal for an Alternative Acquisition shall have been made to Parent or its Subsidiaries, or an intention (whether or not conditional) to make a proposal for an Alternative Acquisition was publicly announced or otherwise became publicly known; (ii) thereafter, this Agreement is terminated by Purchaser and/or any Company Party pursuant to Section 6.04(d); and (iii) within twelve (12) months after such termination, Parent or any of its Subsidiaries enters into a definitive agreement to effect an Alternative Acquisition or consummates an Alternative Acquisition, then Parent shall pay, or cause to be paid, to the Purchaser the Seller Termination Fee not later than the tenth (10th) Business Day after execution of such definitive agreement or consummation of such Alternative Acquisition, by wire transfer of immediately available funds to an account designated in writing by the Purchaser.

(c)       Notwithstanding anything to the contrary in this Agreement or otherwise, in the event of any valid termination of this Agreement, (i) the Purchaser’s payment of the Purchaser Termination Fee (which the parties acknowledge is due and payable only in the event of a termination pursuant to Section 6.04(c) or Section 6.04(e)) shall constitute the sole and exclusive remedy of the Company Parties and their respective Affiliates, successors, creditors, representative and agents (collectively, the “Company Releasing Parties”) against Purchaser and its equityholders, and any current, former or future director, officer, employee, incorporator, member, partner, manager, stockholder, equityholder, controlling person, Affiliate, agent, attorney, representative or assignee of, and any financial advisor or lender to, Purchaser, including the Financing Sources, or any current, former or future director, officer, employee, incorporator, member, partner, manager, stockholder, equityholder, controlling person, Affiliate, agent, attorney, representative or assignee of, and any financial advisor or lender to, any of the foregoing (each a “Purchaser Related Party”) for any and all losses or damages suffered or incurred by any Releasing Party based upon, resulting from, arising out of or in connection with the termination of this Agreement or any breach of any representation, covenant or agreement in this Agreement or circumstances giving rise to such breach or termination; (ii) the Company Releasing Parties shall not be entitled to commence or pursue any action, Proceeding, litigation or claims against any Purchaser Related Party arising out of or in connection with this Agreement, any certificate or other Transaction Document delivered pursuant to the express terms of this Agreement or the Transactions (other than for payment of the Purchaser Termination Fee, if and when payable pursuant to Section 6.06(a)); and (iii) no Purchaser Related Party shall have any further liability or obligation relating to or arising out of this Agreement, any certificate or other Transaction Document delivered pursuant to the express terms of this Agreement or the Transactions, including the Debt Letters and Equity Commitment Letter.

(d)       Notwithstanding anything to the contrary in this Agreement or otherwise, in the event of any valid termination of this Agreement, (i) the Parent’s payment of the Seller Termination Fee (which the parties acknowledge is due and payable only as contemplated by Section 6.06(b)) shall constitute the sole and exclusive remedy of the Purchaser, any Purchaser Related Party and their respective Affiliates, successors, creditors, representative and agents (collectively, the “Purchaser Releasing Parties”) against Parent, any Seller and their respective equityholders, and any current, former or future director, officer, employee, incorporator, member, partner, manager, stockholder, equityholder, controlling person, Affiliate, agent, attorney, representative or assignee of, and any financial advisor or lender to, Parent, any Seller or any current, former or future director, officer, employee, incorporator, member, partner, manager, stockholder, equityholder, controlling person, Affiliate, agent, attorney, representative or assignee of, and any financial advisor or lender to, any of the foregoing (each a “Company Related Party”) for any and all losses or damages suffered or incurred by any Purchaser Releasing Party based upon, resulting from, arising out of or in connection with the termination of this Agreement or any breach of any representation, covenant or agreement in this Agreement or circumstances giving rise to such breach or termination; (ii) the Purchaser Releasing Parties shall not be entitled to commence or pursue any action, Proceeding, litigation or claims against any Company Related Party arising out of or in connection with this Agreement, any certificate or other Transaction Document delivered pursuant to the express terms of this Agreement or the Transactions (other than for payment of the Seller Termination Fee, if and when payable pursuant to Section 6.06(b)).

(e)       The parties hereto acknowledge that the agreements contained in this Section 6.06 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the parties hereto would not enter into this Agreement. In light of the difficulty of accurately determining actual losses or damages with respect to the foregoing, the parties acknowledge that (i) the Purchaser Termination Fee in the circumstances in which it becomes payable, constitutes a reasonable estimate of the losses or damages that will be suffered by reason of any such termination of this Agreement and constitutes liquidated damages (in the event it is payable) in a reasonable amount to compensate the Company Parties in the circumstances in which such fee and/or costs are payable, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated by this Agreement, which amount would otherwise be difficult to calculate with any precision, and is not a penalty, and (ii) the Seller Termination Fee in the circumstances in which it becomes payable, constitutes a reasonable estimate of the losses or damages that will be suffered by reason of any such termination of this Agreement and constitutes liquidated damages (in the event it is payable) in a reasonable amount to compensate the Purchaser in the circumstances in which such fee and/or costs are payable, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated by this Agreement, which amount would otherwise be difficult to calculate with any precision, and is not a penalty. For the avoidance of doubt, (A) in no event shall the Company Parties be entitled to both obtain specific performance to cause the Closing to occur and also to receive the Purchaser Termination Fee, (B) in no event shall Purchaser be entitled to both obtain the specific performance to cause the Closing to occur and also to receive the Seller Termination Fee, (C) in no event shall the Purchaser Termination Fee be paid on more than one occasion, and (D) in no event shall the Seller Termination Fee be paid on more than one occasion. Notwithstanding anything to the contrary contained herein, and subject only to the Seller Representative’s right, prior to the termination of this Agreement, to pursue (or any actual judicial award of) specific performance of Purchaser’s obligations to consummate the Closing subject to and in accordance with Section 9.13(b), in no event shall Purchaser or any Purchaser Related Party have any liability hereunder or otherwise in connection with the Transactions for any liabilities or other amounts in excess of the amount of the Purchaser Termination Fee including for any breach of this Agreement or for any other matter whatsoever (regardless of the theory of liability).

(f)       Notwithstanding the foregoing, nothing in this Section 6.06 shall in any way limit or modify the rights of Purchaser and its Affiliates under the Debt Commitment Letter in accordance with the terms and conditions thereof or the obligations of the Financing Sources under the Debt Commitment Letter.

Article VII
CERTAIN POST-CLOSING COVENANTS

7.01       Further Assurances. Each Party, from time to time after the Closing at the request of any other Party hereto and without further consideration, shall execute and deliver further instruments of transfer and assignment and take such other action as a Party may reasonably require to more effectively effectuate the Transactions and transfer and assign to, and vest in, the Purchaser, the interest in the Purchased Units, and all rights thereto, and to fully implement the provisions of the Transaction Documents. The Parties hereto will work with one another and will use their respective commercially reasonable efforts to make or obtain, as expeditiously as possible, all Approvals, including Approvals under Material Contracts that are required to be made or obtained in connection with the Transactions following the Closing for the continued operation of the Company and its business.

7.02       Transfer Taxes. Any transfer, documentary, sales, use, stamp, registration, value added, real property transfer, goods and services, gross receipts, excise and conveyance Taxes and other similar Taxes (such Taxes, “Transfer Taxes”) payable by reason of transfer and conveyance of the Purchased Units or the Asset Contribution will be borne fifty percent (50%) by the Selling Entity, on the one hand, and fifty percent (50%) by the Purchaser, on the other hand. The Sellers or Seller Representative shall prepare and file all necessary Tax Returns and other documentation with respect to all such Transfer Taxes as may be necessary to comply with the laws and regulations relating to such Transfer Taxes.

7.03       Tax Matters.

(a)       Sellers. From and after the Closing, each of the Seller Indemnifying Parties hereby agrees, jointly and severally, to indemnify, defend and hold the Purchaser Indemnified Parties harmless from and against any and all Losses arising out of or relating to or resulting from, without duplication: (i) all Taxes (or the non-payment thereof) of the Company or any of its Subsidiaries, for all taxable periods ending on or before the Closing Date and the portion through the end of the Closing Date of any Straddle Period (such period, “Pre-Closing Tax Period”) (including any Taxes payable with respect to any advance payments, deferred revenue or other prepaid amounts received prior to Closing, accrued or arising prior to Closing, or a change in or improper use of a method of accounting under Section 481 of the Code (or any similar provision of applicable Legal Requirements) for a Pre-Closing Tax Period), (ii) all Taxes of any member of an affiliated, combined or unitary group of which the Selling Entity, the Company or any Subsidiary is or was a member on or prior to the Closing Date, including pursuant to Treasury Regulations Section 1.1502-6 or any analogous or similar state, local or foreign Legal Requirements, (iii) any Taxes of any other Person for which the Company or any of its Subsidiaries is or may become liable as a transferee in equity or in law or by contract (other than pursuant to a contract entered into in the ordinary course of business the principal purpose of which is not Taxes) relating to a transaction or event occurring prior to Closing, (iv) all Taxes of any of the Sellers for any Tax period, (v) any inclusion under Section 951 or Section 951A of the Code as a result of transactions or investments made prior to the Closing by any Subsidiary of the Company, which shall be in an amount equal to the portion of such inclusion that is attributable to the period prior to the Closing Date, which shall be determined by treating the taxable year of any such Subsidiary as ending as of the Closing Date, (vi) all Taxes attributable to disallowed or otherwise adjusted refunds or credits (including, for the avoidance of doubt, any “employee retention credits” claimed pursuant to the CARES Act) of the Company or any of its Subsidiaries with respect to any Pre-Closing Tax Period (or portion thereof), and (viii) all Taxes of or with respect to the Contributed Assets, and the Business for any Pre-Closing Tax Period (or portion thereof); provided that clauses (i) – (viii) above shall not include any Taxes that (x) taken into account in the calculation of Closing Date Debt or Closing Date Net Working Capital, (y) are due to the unavailability in any Tax periods (or portions thereof) beginning after the Closing Date of any net operating losses, credits or other Tax attributes (such as capital loss carry forwards, foreign tax credit carry forwards, asset bases, research and development credits, and depreciation periods) from a Tax period (or portion thereof) ending on or before the Closing Date, (z) result from any transactions or actions outside the ordinary course of business taken by a Purchaser Indemnified Party (including, without limitation, the Company or any of its Subsidiaries) on the Closing Date after the Closing that are not specifically contemplated by this Agreement, (aa) are attributable to any Tax election that has retroactive effect to any taxable year (or portion thereof) ending on or before the Closing Date, or (bb) are Transfer Taxes that are the responsibility of Purchaser pursuant to Section 7.02. For purposes of this Section 7.03(a), in the case of any Straddle Period, the determination of the amount of any Taxes based on or measured by income (including any inclusions under Code Sections 951 or 951A), receipts, or payroll for the Pre-Closing Tax Period shall be made by assuming that the Straddle Period consisted of two taxable years or periods, one which ended at the close of the Closing Date and the other which began at the beginning of the day following the Closing Date. Items of income, gain, deduction, loss or credit of the Company and any of its Subsidiaries for the Straddle Period shall be allocated between such two taxable years or periods on a “closing of the books basis” by assuming that the books of the Company and its Subsidiaries were closed at the close of the Closing Date; provided, however, that exemptions, allowances or deductions that are calculated on an annual basis, such as property Taxes and depreciation deductions, shall be apportioned between such two taxable years or periods on a daily basis. The determination of the amount of any other Taxes for a Straddle Period that relates to the Pre-Closing Tax Period shall be made by multiplying the amount of such Tax for the entire taxable period by a fraction the numerator of which is the number of days in the taxable period ending on the Closing Date and the denominator of which is the number of days in such Straddle Period.

(b)       Assistance and Cooperation. After the Closing Date, each of the Company Parties and Purchaser shall (and shall cause their respective Affiliates to):

(i)       timely sign and deliver such certificates or forms as may be necessary or appropriate to establish an exemption from (or otherwise reduce), or file Tax Returns or other reports with respect to, Taxes described in Section 7.02;

(ii)       assist the other Party in preparing any Tax Returns which such other Party is responsible for preparing and filing in accordance with Section 7.03(d) and, in connection therewith, provide the other Party with any necessary powers of attorney;

(iii)       cooperate fully in preparing for and defending any audits of, or disputes with Taxing authorities regarding, any Tax Returns of the Company or any of its Subsidiaries;

(iv)       make available to the other Party, and to any Taxing authority as reasonably requested, all information, records, and documents relating to Taxes of the Company or any of its Subsidiaries;

(v)       furnish the other Party with copies of all correspondence received from any Taxing authority in connection with any Tax audit or information request; and

(vi)       retain, or cause to be retained, for so long as any such taxable years or audits shall remain open for adjustments, any records or information which may be relevant to any such Tax Returns or audits, provided that such records and information are not required to be retained for a period in excess of seven (7) years from the close of taxable year to which such information may be relevant and provided further that, notwithstanding anything to the contrary in this Agreement, Sellers shall not be required to provide access to or to furnish any Combined Tax Returns or other information or records relating to Combined Taxes.

(c)       Tax Proceedings and Audits.

(i)       The Parties shall notify one another in writing within five (5) days from receipt of notice by such Party or its Affiliates of any pending or threatened Proceeding, assessment or other action relating to any Tax Return or Taxes of the Company or any of its Subsidiaries or with respect to the Contributed Assets or the Business (a “Tax Contest”) for any Pre-Closing Tax Period or that could give rise to Taxes for which the Sellers are liable under this Agreement. Such notice shall be accompanied by copies of any notice or other documents received from any Governmental Body.

(ii)       The Seller Representative shall control (at the Sellers’ expense) the contest of any Tax Contests for any taxable period ending on or prior to the Closing Date, provided, however, (i) the Seller Representative shall diligently and in good faith defend such Tax Contest, (ii) the Seller Representative shall inform the Purchaser of all material developments and events relating to such Tax Contest and provide the Purchaser with copies of all material correspondence from any Governmental Body in connection with such Tax Contest, (iii) the Purchaser or its authorized representative shall be entitled, at the expense of the Purchaser, to attend and participate in (but not control) all conferences, meetings and proceedings relating to such Tax Contest, and (iv) the Seller Representative may not settle or otherwise compromise such Tax Contest without the prior written consent of the Purchaser, which shall not be unreasonably withheld, conditioned or delayed.

(iii)       The Purchaser shall control (at its own expense) the contest of any Tax Contest that is attributable to a Straddle Period or, to the extent not described in Section 7.03(c)(ii), otherwise relates to Taxes for which the Sellers are liable under this Agreement, provided, however, (i) the Purchaser shall diligently and in good faith defend such Tax Contest, (ii) the Purchaser shall inform the Seller Representative of all material developments and events relating to such Tax Contest and provide the Seller Representative with copies of all material correspondence from any Governmental Body in connection with such Tax Contest, (iii) the Sellers or their authorized representative shall be entitled, at the expense of the Sellers, to attend and participate in (but not control) all conferences, meetings and proceedings relating to such Tax Contest, and (iv) the Purchaser may not settle such Tax Contest without the consent of the Seller Representative, which shall not be unreasonably withheld, conditioned or delayed. For the avoidance of doubt, the Purchaser shall control (at the Company’s expense) the contest of all other Tax Contests in its sole discretion, and the Seller Representative shall not have any participation or consent rights with respect thereto.

(iv)       Notwithstanding anything in this Section 7.03(c) to the contrary, any Tax Contest with respect to a Combined Tax Return shall be controlled (at the Sellers’ expense) by the Seller Representative in its sole discretion, and the Purchaser shall not have any participation or consent rights with respect thereto.

(d)       Tax Returns.

(i)       The Seller Representative shall, at the Sellers’ sole cost and expense, prepare and timely file or cause to be prepared and timely filed, when due all income Tax Returns that are required to be filed by or with respect to the Company or any of its Subsidiaries or relating to the Contributed Assets or the Business (other than, for the avoidance of doubt, any Combined Tax Returns) for all taxable periods ending on or prior to the Closing Date (the “Seller Tax Returns”).

(ii)       Subject to Section 7.02, the Purchaser shall timely file or cause to be timely filed when due all Tax Returns that are required to be filed by or with respect to the Company or any of its Subsidiaries or relating to the Contributed Assets or the Business (in each case, other than Combined Tax Returns) for all Straddle Periods (“Purchaser Tax Returns”).

(iii)       The Seller Tax Returns and Purchaser Tax Returns shall be filed in a manner consistent with past practice (to the extent in compliance with applicable Legal Requirements) unless otherwise required by applicable Legal Requirements or to the extent necessary to reflect the consummation of the transactions contemplated by this Agreement. With respect to the Seller Tax Returns and Purchaser Tax Returns, (x) the preparing Party shall provide the non-preparing Party with a copy of such Tax Return (and associated tax workpapers and such additional information regarding such Tax Return as may reasonably be requested by the non-preparing Party), for such Tax Returns related to income Taxes, at least thirty (30) days prior to the due date for filing such Tax Return (inclusive of valid extensions) or, for such Tax Return not related to income Taxes, as soon as reasonably practicable prior to the due date for filing such Tax Return (inclusive of valid extensions), and (y) the preparing Party shall incorporate any reasonable comments of the non-preparing Party to such Tax Returns to the extent such comments are provided no later than ten (10) days after the non-preparing Party has received the Tax Return for its review. If the preparing Party and non-preparing Party are unable to agree with respect to reasonable comments made by the non-preparing Party, the Parties shall submit any such dispute to the Independent Accountants who shall resolve any such dispute substantially in accordance with the procedures in Section 2.06(c) mutatis mutandis, and the decision of the Independent Accountants shall be final, conclusive and binding. If the Independent Accountants are unable to resolve the dispute at least three Business Days prior to the filing due date of the Tax Return at issue, such Tax Return shall be filed as prepared by the preparing Party, subject to subsequent amendment as may be necessary to reflect the decision of the Independent Accountants and the obligations of the Parties hereunder shall be appropriately adjusted. .

(e)       Withholding Rights. The Purchaser (or such other applicable withholding agent) shall be entitled to deduct and withhold from any amounts payable to any Seller under this Agreement or any other Transaction Document such amounts as Purchaser (or such other applicable withholding agent) is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of applicable Tax law and shall timely remit to the appropriate Taxing authority any and all amounts so deducted or withheld; provided, however, that the Purchaser shall use commercially reasonable efforts to provide the Sellers written notice of the intention to make such deduction or withholding (except in the case of (i) any withholding required as a result of a failure to deliver the form required to be delivered under Section 6.02(e)(viii), or (ii) any withholding on payments properly treated as compensation for applicable Tax purposes made in connection with this Agreement), which such written notice shall include the basis for the proposed deduction or withholding, at least three (3) Business Days before such deduction or withholding is made. To the extent that such amounts are so withheld or paid over to or deposited with the relevant Taxing authority by the Purchaser (or, if applicable, such withholding agent) in accordance with the foregoing, such withheld amounts shall be treated for all purposes of this Agreement and the other Transaction Documents as having been paid to the applicable Seller in respect to which such deduction and withholding was made. The Purchaser and each Seller shall cooperate in good faith to reduce or mitigate any such deduction or withholding, including by promptly providing documentation or certification reasonably requested by the Parties.

(f)       Tax Sharing Agreements. All Tax sharing agreements or similar Contracts (other than any such agreements or Contracts entered into in the ordinary course of business the principal purpose of which is not Taxes) entered into prior to Closing with respect to or involving the Company (and/or any of its Subsidiaries) and any other Person shall be terminated as of the Closing Date and, after the Closing Date, neither the Company (nor any of its Subsidiaries), nor any member of the Company shall be bound thereby or have any liability thereunder.

(g)       Tax Treatment. For U.S. federal income tax purposes, the Purchaser and Sellers agree that the Unit Purchase Transaction shall be treated as the acquisition by the Purchaser of the assets held by (or treated for U.S. federal income tax purposes as held by) the Company (the “Purchased Assets”) pursuant to Section 1001 of the Code. The Purchaser and Sellers further agree to prepare and file or cause to be prepared and filed all Tax Returns in all respects and for all purposes consistent with such Tax treatment.

(h)       Allocation. Purchaser and the Sellers agree that the Purchase Price, together with any other items treated as consideration for U.S. federal income tax purposes, shall be allocated among the Purchased Assets (the “Allocation”), in accordance with Section 1060 of the Code, the Treasury Regulations thereunder (and any similar provision of state, local, or non-U.S. law, as appropriate), and the methodology set forth on Schedule 7.03(h). The Purchaser shall deliver a draft Allocation to Sellers no later than sixty (60) days following the final determination of the Purchase Price pursuant to Section 2.06. Sellers shall notify the Purchaser in writing of any objections to the draft Allocation within twenty (20) days after the Sellers receive the Allocation. If Sellers do not notify the Purchaser in writing of any objections to the draft Allocation within twenty (20) days after Sellers receive the draft Allocation, the draft Allocation as prepared by the Purchaser shall be construed as the final Allocation. If Sellers notify the Purchaser in writing of an objection to the draft Allocation within twenty (20) days after Sellers receive the Allocation, and Purchaser and the Sellers are unable to resolve their differences within fifteen (15) days thereafter (“Dispute Resolution Period”), then the disputed items on the draft Allocation shall be submitted to the Independent Accountants who shall resolve any such dispute substantially in accordance with the procedures in Section 2.06(c) mutatis mutandis, and the Independent Accountants shall be instructed to deliver a finalized Allocation as soon as possible. The decision of the Independent Accountants shall be final, conclusive and binding upon the Parties. The Purchaser, the Company, the Sellers and their Affiliates shall report, act and file all required Tax Returns (including, without limitation, IRS Form 8594) in all respects and for all purposes consistent with such Allocation. None of the Purchaser, the Company or the Sellers shall take any position (whether in audits, Tax Returns or otherwise) that is inconsistent with such Allocation unless required to do so by applicable Legal Requirements. To the extent the Purchase Price changes after the Allocation is finalized as a result of any provision of this Agreement, the Purchaser shall prepare a revised Allocation following the principles and procedures set forth in this Section 7.03(h).

(i) Post-Closing Tax Covenants. Except as required by applicable Legal Requirements or as otherwise expressly set forth in this Agreement, without the prior written consent of the Sellers (not to be unreasonably withheld, conditioned or delayed), the Purchaser shall not nor shall it permit any of its Affiliates (including the Company or any of its Subsidiaries) to (i) take any action on the Closing Date after the Closing with respect to the Company or any of its Subsidiaries or relating to the Contributed Assets or the Business other than in the ordinary course of business or as expressly contemplated by this Agreement, (ii) make any Tax election (other than consistent with past practice) of the Company or any of its Subsidiaries or relating to the Contributed Assets or the Business, (iii) amend or file (except as permitted pursuant to Section 7.03(d)(iii)) or re-file any Tax Return of the Company or any of its Subsidiaries or relating to the Contributed Assets or the Business, (iv) initiate any voluntary disclosure with respect to the Company or any of its Subsidiaries or relating to the Contributed Assets or the Business, or (iv) waive or extend any statute of limitations for the assessment or collection of any Tax of the Company or any of its Subsidiaries or relating to the Contributed Assets or the Business, in each case of clauses (ii) through (iv), with respect to any taxable period (or portion thereof) ending on or prior to the Closing Date, and in each case of clauses (i) through (iv), to the extent such action could reasonably be expected to result in an indemnification obligation of Sellers pursuant to this Agreement or otherwise give rise to Taxes for which the Sellers are liable pursuant to this Agreement.

(j)       Transaction Deductions. The Parties hereto agree that all Transaction Deductions shall be claimed in or allocated to the Pre-Closing Tax Period, in each case, to the extent permitted by applicable Legal Requirements at a “more likely than not” or higher level of comfort.

(k)       Tax Refunds. Any refunds of the Taxes of the Company or any of its Subsidiaries or relating to the Contributed Assets or the Business, or credits received in lieu thereof (including, for the avoidance of doubt, any such refunds that are available to be claimed and for which an election is made to apply such refunds to estimated or other Taxes), plus any interest received with respect thereto (if any) from the applicable Governmental Bodies, in each case, for any Pre-Closing Tax Period (including without limitation, refunds arising from amended returns filed after the Closing) and that are actually received by or credited to the Purchaser or any of its Affiliates (including the Company and its Subsidiaries) (any such refund, a “Pre-Closing Refund”) shall be for the account of Selling Entity. If received by Purchaser, Purchaser shall, and shall cause its Affiliates (including the Company and its Subsidiaries) to pay such Pre-Closing Tax Refund, net of all reasonable out-of-pocket costs (including Taxes) to Purchaser or any of its Affiliates (including the Company and its Subsidiaries) to the Selling Entity within thirty (30) calendar days after the Purchaser or such Affiliate receives such refund or is entitled to such credit; provided that, prior to incurring any out-of-pocket costs, (A) Purchaser shall notify the Seller Representative of the need to incur out-of-pocket costs, (B) upon request Seller Representative shall have the right to review any correspondence with the applicable Governmental Body with respect to such Pre-Closing Refund, and (C) Purchaser will reasonably assist and cooperate with the Seller Representative’s review of, and discuss in good faith the process to obtain, such Pre-Closing Refund. Notwithstanding the foregoing or anything herein to the contrary, Pre-Closing Refunds shall not include, and the Purchaser and its Affiliates (including the Company and its Subsidiaries) shall not be required to pay any amounts to the Sellers in respect thereof, any refunds or credits of Taxes to the extent (i) attributable to any carryback of any Tax asset or attribute that originates in a taxable period (or portion thereof) ending after the Closing Date (including but not limited to net operating losses and research and development credits) to a Pre-Closing Tax Period or (ii) taken into account as an asset in the calculation of Closing Date Debt or Closing Date Net Working Capital. Upon the Sellers’ reasonable request, the Purchaser shall use commercially reasonable efforts to attain such Pre-Closing Refunds, at the Selling Entity’s expense, and shall not elect to forego loss carrybacks to taxable periods ending on or prior to the Closing Date (including the portion of a Straddle Period ending on the day prior to the Closing Date). Any refunds of Taxes of the Acquired Companies for any Straddle Period shall be apportioned between Sellers and Purchaser in the same manner as the liability for such Taxes is apportioned pursuant to Section 7.03(a). If any Pre-Closing Refunds previously paid to the Selling Entity pursuant to this Section 7.03(k) are required to be repaid to a Governmental Body or are subsequently disallowed by a Governmental Body, the Selling Entity shall promptly repay to Purchaser the amount of such Pre-Closing Refund remitted to the Selling Entity (together with any interest and penalties assessed with respect thereto).

(l)       Disputes. Except with respect to a dispute subject to Section 7.03(d)(iii), in the event that a dispute arises between the Sellers and the Purchaser as to any matter relating to Taxes attributable to the Company or any of its Subsidiaries or the Contributed Assets or the Business, the Parties shall attempt in good faith to resolve such dispute, and any agreed upon amount shall be paid to the appropriate party. If such dispute is not resolved thirty (30) calendar days thereafter, the parties shall submit the dispute to the Independent Accountants who shall resolve the disagreement in a final binding manner in accordance with the dispute resolution procedures set forth in Section 2.06(c) and any costs or expenses related thereto shall be paid in accordance with Section 2.06(c) mutatis mutandis. Notwithstanding anything in this Section 7.03 to the contrary, nothing in this Section 7.03(l) shall limit, restrict or otherwise adversely affect Purchaser’s rights under, or its ability to recover under, the R&W Policy and this Section 7.03(l) shall be deemed inapplicable to the extent it would cause any such limitation, restrictive or adverse affect.

(m)       Survival. Notwithstanding anything in this Agreement to the contrary, the provisions of this Section 7.03 and Section 7.02 shall survive for the full period of all applicable statutes of limitations (giving effect to any waiver, mitigation or extension thereof) plus sixty (60) days.

(n)       Overlap. In the event of any conflict between the terms and provisions of this Section 7.03 and any other term or provision of this Agreement, the terms and provisions of this Section 7.03 shall control.

7.04       Release.

(a)       For and in consideration of the amount to be paid to the Sellers under this Agreement, and the additional covenants and promises set forth in this Agreement and the other Transaction Documents to which a Seller is or becomes a party, effective as of the Closing, each Releasing Party, hereby fully, finally and irrevocably releases, acquits and forever discharges the Company, each of its Subsidiaries, the Purchaser, each member of Purchaser and each of the officers, directors, partners, general partners, limited partners, managing directors, members, managers, stockholders, trustees, representatives, employees, principals, agents, Affiliates, parents, subsidiaries, joint ventures, predecessors, successors, assigns, beneficiaries, heirs, executors, personal or legal representatives, insurers and attorneys of any of them (collectively, the “Released Parties”) from any and all commitments, actions, debts, claims, counterclaims, suits, causes of action, damages, demands, liabilities, obligations, costs, expenses, and compensation of every kind and nature whatsoever, past, present, or future, at law or in equity, whether known or unknown, contingent or otherwise, which such Releasing Parties, or any of them, had, has, or may have had at any time in the past until and including the Closing against the Released Parties, or any of them, including any claims which relate to or arise out of such Releasing Party’s prior relationship with the Company or any of its Subsidiaries or its rights or status as a stockholder, member, manager, partner, officer or director of the Company and further including any claims of fraud or fraudulent inducement in connection with the negotiation, execution and performance of this Agreement, the other Transaction Documents and any of the other documents and agreements to which a Seller is a party in connection with the Transactions, except with respect to any claim arising out of this Agreement or the agreements executed and delivered herewith (collectively, “Causes of Action”). In executing this Agreement, each Seller acknowledges that it has been informed that Purchaser, the Company or any of its Subsidiaries may from time to time enter into agreements for additional types of financing, including recapitalizations, mergers and initial public tender offerings of capital stock of Purchaser, the Company or any of its Subsidiaries, and also may pursue acquisitions or enter into agreements for the sale of Purchaser, the Company or any of its Subsidiaries, which may result in or reflect an increase in equity value or enterprise value, and that any and all claims arising from or relating to such transactions or such increases in equity value or enterprise value (without limitation) are encompassed within the scope of this release, and that the sole exceptions to the scope of this release are for claims arising after the date hereof directly under this Agreement and the Transaction Documents in accordance with their respective terms.

(b)       Each Seller hereby represents that each Releasing Party (i) has not assigned any Causes of Action or possible Causes of Action against any Released Party, (ii) fully releases all Causes of Action against the Released Parties including unknown and contingent Causes of Action (other than those specifically reserved above) effective as of the Closing, and (iii) has consulted with counsel with respect to the execution and delivery of this general release and has been fully apprised of the consequences hereof. Furthermore, each Seller further agrees, on behalf of itself and the Releasing Parties, not to institute any litigation, lawsuit, claim or action against any Released Party with respect to the released Causes of Action.

7.05       Termination of Confidentiality Agreement. The Parties hereby agree that effective upon the Closing, the Confidentiality Agreement is hereby terminated and of no further force and effect and further agree, at the request of any other party hereto and without further consideration, to take such action as may reasonably be required to effect such termination.

7.06       Non-Competition; Non-Solicitation; Confidentiality.

(a)       Non-Competition. During the Restricted Period, each Seller hereby covenants and agrees not to, directly or indirectly (through any Person or Affiliate) (i) own (except ownership of less than one percent (1%) of any class of securities of a Person which are listed for trading on any national securities exchange or which are traded in the over the counter market), manage, control, participate or invest in, provide or facilitate the provision of financing to, consult with, render services for (whether as a consultant, advisor, representative or otherwise), be employed by, or in any manner assist or engage in the operation of a Restricted Business, or (ii) solicit individuals or entities who are current customers or Prospective Customers of the Selling Entity, the Company or any of their respective Subsidiaries as of the Closing Date to be customers of any other Person or business, other than customers of a Person engaged in a Permitted Activity; provided that none of the Permitted Activities shall, in and of itself, be deemed to be a breach of this Section 7.06(a). For purposes of clarity, no officer, director or employee of any Seller is bound by the restrictive covenants set forth in this Section 7.06(a) in their individual capacity, however such Seller is responsible for breaches of this Section 7.06(a) by its officers, directors or employees in their capacity as such.

(b)       Non-Solicitation. As a separate and independent covenant, each Seller hereby covenants and agrees, during the Restricted Period, not to, directly or indirectly (through any Person or Affiliate): (i) induce or attempt to induce any Company Employee, or any other employee, consultant, advisor or independent contractor who provided services in connection with the operation of the Business (each, a “Company Service Provider”) to leave the employ of, or cease providing services to, the Company, the Purchaser or any of their Affiliates, or hire or engage (or attempt to hire or engage), other than the hiring or engagement of non-exclusive consultants or advisors to the extent such hiring or engagement does not interfere with such consultants or advisors obligations to the Company, the Purchase or any of their Affiliates, any Company Service Provider or any former employee, consultant, advisor or independent contractor who provided services in connection with the operation of the Business within the six (6) month period prior to the Closing Date, or in any way interfere with the relationship between the Company, the Purchaser or any of their respective Affiliates and any such Company Service Provider; provided, however, that nothing herein shall prohibit a Seller from making a general employment solicitation to the public that does not target any Company Service Provider of the Company or Purchaser, or (ii) induce or attempt to induce any customer, supplier or licensee of the Company or, to the extent known, the Purchaser or any of their respective Subsidiaries to cease doing business with, or adversely modify its business relationship therewith, or in any way interfere with or hinder the relationship between any such customer, supplier or licensee and the Company or, to the extent known, the Purchaser or any of their respective Subsidiaries. For purposes of clarity, no officer, director or employee of any Seller is bound by the restrictive covenants set forth in this Section 7.06(b) in their individual capacity, however such Seller is responsible for breaches of this Section 7.06(b) by its officers, directors or employees acting on behalf of the Sellers in their capacity as officers, directors or employees, as applicable.

(c)       Confidentiality. Each Seller agrees to treat and hold as confidential all trade secrets, processes, patent applications, product development, price, customer and supplier lists, pricing and marketing plans, policies and strategies, details of client and consultant contracts, operations methods, product development techniques, business acquisition plans, new personnel acquisition plans and all other confidential or proprietary documents and information relating to the business and affairs of the Company or any of its Subsidiaries (including the Business), including any notes, analyses, compilations, studies, forecasts, interpretations or other documents that are derived from, contain, reflect or are based upon any such information (the “Confidential Information”) and refrain from using any Confidential Information except in connection with this Agreement, and deliver promptly to the Purchaser, at the Purchaser’s request, all Confidential Information (and all copies thereof in whatever form or medium) in its possession or under its control. Notwithstanding the foregoing, Confidential Information shall not include information that, at the time of disclosure, is available publicly and was not disclosed in breach of this Agreement or is lawfully acquired by a Seller from and after the Closing Date from sources which are not prohibited from disclosing such information by a legal, contractual or fiduciary obligation. In the event that any Seller becomes legally compelled to disclose any Confidential Information, such Seller shall provide the Purchaser with prompt written notice of such requirement so that the Purchaser may seek, at its sole expense, a protective order or other remedy or waive compliance with the provisions of this Section 7.06(c). In the event that a protective order or other remedy is not obtained or if the Purchaser waives compliance with this Section 7.06(c), such Seller shall furnish only that portion of such Confidential Information that is legally required to be provided and exercise its commercially reasonable efforts to obtain assurances that confidential treatment will be accorded such information.

(d)       Extension for Breach. With respect to any Seller, the Restricted Period shall be extended by the length of any period during which such Seller is in breach of the terms of this Section 7.06.

(e)       Enforcement. If the final judgment of a court of competent jurisdiction declares that any term or provision of this Section 7.06 is invalid or unenforceable, the Parties agree that the court making the determination of invalidity or unenforceability shall have the power to reduce the scope, duration, or area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified after the expiration of the time within which the judgment may be appealed.

(f)       Acknowledgment. Each Seller acknowledges and agrees that it has independently consulted with its counsel and after such consultation agrees that (i) the covenants set forth in this Section 7.06 (including with respect to subject matter, time period and geographical area) are reasonable and proper and are necessary to protect Purchaser’s, and the Purchaser Indemnified Parties’ interest in, and value of, the Purchased Units (and the Company following the Closing), (ii) each Seller is primarily responsible for the creation of such value, and (iii) neither Purchaser nor any of the Purchaser Indemnified Parties would have consummated the Transactions without the restrictions contained in this Section 7.06.

7.07       Maintenance of Parent. From and after the Closing Date, for a period of at least six (6) months following the Closing Date, Parent shall not take any action to wind-up the affairs of, liquidate, or dissolve Parent. The Selling Entity agrees to (i) as soon as practicably possible, but no later than five (5) days after the Closing Date, change its name such that it does not contain any reference to any trademark or trade name now or previously used in connection with the Business, and (ii) immediately cease use of any such trademarks or trade names and any related marks for any business purpose.

7.08       Amendment of Prior Operating Agreement. The Company Parties hereby acknowledge and consent to the amendment, effective as of the Closing, of the Company’s Operating Agreement, dated as June 12, 2025 (the “Prior Operating Agreement”), to reflect (i) the admission of the Purchaser as the sole member of the Company in lieu of the Selling Entity with full power and discretion to amend the Prior Operating Agreement and (ii) the withdrawal of the Selling Entity as member of the Company (it being understood that following the Closing the Selling Entity shall no longer be entitled to amend the Prior Operating Agreement).

Article VIII
INDEMNIFICATION; REMEDIES

8.01       Survival of Representations, Warranties and Covenants. All representations, warranties, covenants, and agreements of the Parties made pursuant to this Agreement or any other Transaction Document or in any certificate or schedule (including the Company Disclosure Schedule) executed or delivered in connection herewith or therewith (i) shall be deemed to have been relied upon by the Party or Parties to whom they are made, (ii) subject to Section 8.05 and the last sentence of this Section 8.01, shall survive the Closing (irrespective of any applicable statute of limitations); and (iii) shall bind the Parties’ successors and assigns (including, without limitation, any successor to the Company by way of acquisition, merger or otherwise), whether so expressed or not, and, except as otherwise provided in this Agreement, all such representations and warranties, covenants and agreements shall inure to the benefit of the Parties (subject to Section 8.05 below) and their respective successors and assigns and to their transferees, whether so expressed or not. Notwithstanding the foregoing, the Parties, intending to modify any applicable statute of limitations, each agree that all of the representations and warranties made pursuant to this Agreement (other than those made by the Sellers in Section 3.23 of this Agreement and the Purchaser in Section 4.05 of this Agreement) shall terminate effective as of the Closing and shall not survive the Closing, and thereafter there shall be no liability on the part of, nor shall any claim be made by, any Party in respect thereof (whether in contract, in tort or at law or in equity); provided however, that nothing herein shall affect Purchaser’s rights under the R&W Policy nor affect any rights of any Person in the event of, or any Person’s liability with respect to, Fraud. Unless otherwise indicated herein, the covenants and agreements set forth in this Agreement shall survive the Closing until they have been performed or satisfied or until their expiration in accordance with their terms.

8.02       Sellers’ Indemnification Obligations. From and after the Closing Date, each of the Sellers, on a joint and several basis, for itself and on behalf of its respective successors, executors, administrators, estate, heirs and assigns (each, a “Seller Indemnifying Party”) hereby agrees to protect, defend, indemnify and hold harmless Purchaser, Renovus Capital Partners IV Core Buyout, L.P. (and any investment fund that is an Affiliate thereof) and each of their respective successors and assigns (each, a “Purchaser Indemnified Party”) from and against any and all Losses incurred or sustained by any of the foregoing, in each case arising out of or based upon: (a) the breach of any of the representations or warranties made in Section 3.23 of this Agreement, (b) the breach by any Seller or, prior to the Closing, the Company, or the failure of any Seller or, prior to the Closing, the Company to perform, observe or comply with any covenants or agreements made by any Company Party in this Agreement or the Escrow Agreement; (c) any Closing Date Debt; (d) any Fraud by any Company Party; or (e) the business, operations or condition of the Parent or any of its Subsidiaries, including the Company and the Company’s Subsidiaries for any period prior to the Closing, but excluding the Assumed Liabilities.

8.03       Purchaser Indemnification Obligations. From and after the Closing Date, the Purchaser, for itself and on behalf of its successors and assigns (each, a “Purchaser Indemnifying Party” and each Purchaser Indemnifying Party or Seller Indemnifying Party, an “Indemnifying Party”) hereby agrees to protect, defend, indemnify and hold harmless each of the Sellers, and each of their respective successors, heirs and assigns (each, a “Seller Indemnified Party” and each Seller Indemnified Party or Purchaser Indemnified Party, an “Indemnified Party”) from and against any and all Losses incurred or sustained by any of the foregoing, in each case arising out of or based upon: (a) the breach by Purchaser of the representations made in Section 4.05, or the failure of Purchaser to perform, observe or comply with any covenants or agreements made by Purchaser in this Agreement or the Escrow Agreement; or (b) any Fraud by Purchaser.

8.04       Procedure for Indemnification Claims.

(a)       In the event that any written claim or demand for which an Indemnifying Party may have liability to any Indemnified Party hereunder, other than those relating to Taxes (which are the subject of Section 7.03), is asserted against or sought to be collected from any Indemnified Party by a third party (a “Third-Party Claim”), such Indemnified Party shall promptly notify the Indemnifying Party of such Third-Party Claim, which notice shall state, in each case to the extent known, the amount or the estimated amount of damages sought thereunder to the extent then reasonably ascertainable, any other remedy sought thereunder, any relevant time constraints relating thereto, a reasonably detailed explanation of the events giving rise to such Third-Party Claim (a “Claim Notice”); provided, that the failure to timely give a Claim Notice shall not relieve the Indemnifying Party of its obligations hereunder, except to the extent that the Indemnifying Party shall have been actually and materially prejudiced in its ability to adequately defend such claim by such failure.

(b)       If within thirty (30) days after receiving the Claim Notice (or sooner period, as the nature of such claim may require), the Indemnifying Party (i) gives written notice to the Indemnified Party stating that the applicable Indemnifying Party or Parties would be liable under the provisions hereof for indemnity in the amount of such claim if such claim were valid and that the Indemnifying Party disputes and intends to defend against such claim, liability or expense at the Indemnifying Party’s own cost and expense and (ii) provides assurance reasonably acceptable to such Indemnified Party that the applicable Indemnifying Parties have sufficient funds to conduct a good faith and diligent defense with respect to such Third Party Claim and such Indemnified Party will not incur cost or expense during the proceeding, then the Indemnifying Party may elect to assume and thereafter conduct the defense of such Third-Party Claim with counsel of the Indemnifying Party’s choice reasonably satisfactory to the Indemnified Party so long as (A) the Third-Party Claim involves only money damages and does not seek an injunction or other equitable relief or relate to or arise in connection with (x) any criminal or quasi-criminal proceeding, action, indictment, allegation or investigation, or (y) any claim by or involving a customer, supplier, employee or contractor or other business relationship of the Indemnified Party, (B) the Indemnified Party has not been advised by counsel that a reasonable likelihood exists of a conflict of interest between the Indemnified Party and the Indemnifying Party, (C) the Third-Party Claim is not subject to recovery under the R&W Policy, (D) the Third-Party Claim, if adversely determined, would impair in any material respect the financial condition, business or operations of the Indemnified Party or any of its Affiliates, (E) the Indemnifying Party conducts the defense of the Third-Party Claim actively and diligently until final resolution thereof, and only with respect to claims, liabilities or expenses that are subject or potentially subject to indemnification hereunder, and (F) the amounts in controversy in all outstanding claims that could be the subject of indemnification hereunder do not exceed, in the aggregate, any limitations applicable with respect to such Indemnifying Party’s indemnification obligations hereunder. In the event that the Indemnifying Party notifies the Indemnified Party that it elects to defend the Indemnified Party against a Third-Party Claim, the Indemnifying Party shall have the right to defend the Indemnified Party by appropriate proceedings and shall have the sole power to direct and control such defense at its expense; provided that the Indemnifying Party will not approve of the entry of any judgment or enter into any settlement or compromise with respect to such Third-Party Claim without the Indemnified Party’s prior written approval (not to be unreasonably withheld, conditioned or delayed), unless the terms of such settlement (A) provide, in customary form, for a complete release of the claims that are the subject of such Third-Party Claim in favor of the Indemnified Party and does not create any liability or the creation of a financial or other obligation of the Indemnified Party or any of its Affiliates, (B) do not include an admission of fault, culpability or failure to act by or on behalf of any Indemnified Party or any of its Affiliates and (C) do not include injunctive or other equitable relief affecting any Indemnified Party or any of its Affiliates. Notwithstanding anything herein stated, an Indemnified Party shall at all times have the right to fully participate in such defense at its own expense directly or through counsel; provided, however, if the named parties to the action or proceeding include both any Indemnifying Party and the Indemnified Party and representation of both parties by the same counsel would be inappropriate under applicable standards of professional conduct, the reasonable expense of separate counsel for such Indemnified Party shall be paid by the applicable Indemnifying Party provided that such Indemnifying Party shall be obligated to pay for only one counsel for the Indemnified Party in any jurisdiction. If (x) the Indemnified Party gives an Indemnifying Party notice of a Third-Party Claim and the Indemnifying Party does not, within thirty (30) days (or sooner period, as the nature of such claim may require) after such notice is given, (1) give written notice to the Indemnified Party of its election to assume the defense of the Third-Party Claim and (2) thereafter promptly assume such defense or (y) the Indemnifying Party assumes the defense and thereafter any of the conditions in this Section 8.04(b) is or becomes unsatisfied, in the good faith judgment of the Indemnified Party, then the Indemnified Party may conduct or assume the defense of such Third-Party Claim (at the Indemnifying Party’s sole cost and expense, in accordance with the provisions of this Section 8.04(b)); provided that the Indemnified Party shall not admit any liability with respect to, settle, compromise or discharge, such Third-Party Claim without the Indemnifying Party’s prior written consent (not to be unreasonably withheld, conditioned or delayed) unless the terms of such settlement provide for a complete release of the claims that are the subject of such Third-Party Claim in favor of both the Indemnified Party and the Indemnifying Party.

(c)       The Indemnified Party and the Indemnifying Party shall cooperate in order to ensure the proper and adequate defense of a Third-Party Claim, including by providing reasonable access to each other’s relevant books and records, by preserving such books and records and by making employees and representatives available on a mutually convenient basis during normal business hours to provide additional information and explanation of any material provided hereunder; provided that no party will be required to provide access to any books, records or other documents and materials if it would violate attorney-client or work-product privileges or confidentiality or non-disclosure agreements then in effect. The Indemnified Party and the Indemnifying Party shall use commercially reasonable efforts to avoid production of confidential information (consistent with applicable Legal Requirements), and to cause all communications among employees, counsel and others representing any party to a Third-Party Claim to be made so as to preserve any applicable attorney-client or work-product privileges.

(d)       Each Indemnified Party shall assert any claim on account of any Losses as to which an Indemnifying Party may have liability hereunder, and which do not result from a Third-Party Claim (a “Direct Claim”) by giving the Indemnifying Party written notice thereof. Such notice by the Indemnified Party shall describe the Direct Claim in reasonable detail and indicate the estimated amount, if reasonably practicable, of Losses that have been or may be sustained by the Indemnified Party.

8.05       Limitations on Indemnification.

(a)       No claim for indemnification under Section 8.02(a) may be made after the sixth (6th) anniversary of the Closing Date; provided, that any written claim for such indemnification made prior to such applicable expiration date and delivered to the party against whom such indemnification is sought shall survive thereafter and, as to any such claim, such applicable expiration will not affect the rights to indemnification of the party making such claim.

(b)       Notwithstanding anything in this Agreement to the contrary, for purposes of any claim for recovery of Losses based on a breach of any representation or warranty made by any Company Party in any of the Transaction Documents, all of the representations and warranties set forth in this Agreement, any other Transaction Document or any certificate or schedule executed or delivered in connection herewith or therewith that are qualified as to “material,” “materiality,” “material respects,” “Material Adverse Effect” or words of similar import or effect shall be deemed to have been made without any such qualification for purposes of determining (i) whether a breach of any such representation or warranty has occurred, and (ii) the amount of Losses resulting from, arising out of or relating to any such breach of representation or warranty.

(c)       Payments by any Indemnifying Party under Article VIII in respect of any Loss shall be limited to the amount of any liability or damage that remains after deducting therefrom any insurance proceeds when, as, and if actually received by the Indemnified Party (net of any increase in premiums, and any out-of-pocket costs of collections) in respect of such Loss, and each Indemnified Party shall use its commercially reasonable efforts to recover all amounts payable from any insurer under any such applicable insurance policy. In the event that an insurance or other recovery is made by an Indemnified Party with respect to any Loss for which any Indemnified Party has been indemnified hereunder and received payment therefor, then a refund equal to the aggregate amount of the recovery (net of all out-of-pocket collection expenses), shall be made promptly to the Indemnifying Party, provided that the amount of such refund shall not exceed the amount received by such Indemnified Party from such Indemnifying Party with respect to such Loss.

(d)       Purchaser shall not be entitled to indemnification under this Article VIII with respect to any Loss to the extent that such Loss was specifically included in the calculation of the Purchase Price, as finally determined pursuant to Article II.

(e)       Solely to the extent required by applicable law, each Indemnified Party shall use its commercially reasonable efforts to mitigate any indemnifiable Loss.

(f)       The aggregate liability of the Seller Indemnifying Parties pursuant to Section 8.02(b) with respect to a breach of Section 7.06 shall not exceed the aggregate dollar amount of the Purchase Price received by the Sellers.

8.06       Exclusive Remedy. Notwithstanding anything to the contrary contained in this Agreement, the rights of the Indemnified Parties to indemnification under this Article VIII will constitute the sole and exclusive remedy for Losses or other claims of the Indemnified Parties from and after the Closing with respect to any of the matters set forth in this Article VIII, except (a) for any claim based on Fraud by any Party, (b) with respect to indemnification pursuant to Section 7.03, (c) that the Purchaser may pursue specific performance or other appropriate equitable relief as set forth in Section 9.13, and (d) that the foregoing shall not limit Purchaser’s or its Affiliates’ rights under the R&W Policy.

8.07       Priority of Indemnification Payments. Subject to the limitations set forth in Section 8.05, the priority and timing applicable to the ability of the Purchaser Indemnified Parties to make a claim against the Seller Indemnifying Parties pursuant to Section 8.02(a) or 7.03 shall be as follows: (i) first from the Seller Indemnifying Parties, until the amount of such Losses in the aggregate are equal to the then applicable retention under the R&W Policy, (ii) thereafter, the Purchaser Indemnified Parties shall then seek to recover such Losses from the R&W Policy to the extent that such Losses are eligible for coverage under the R&W Insurance Policy based on the terms of such policy;

and (iii) finally, to the extent such Losses are not eligible for coverage under the R&W Policy based on the terms of such policy, or are in excess of the remaining policy limit under the R&W Policy, the Purchaser shall then seek to recover such Losses from the Seller Indemnifying Parties in accordance with this Article VIII or Section 7.03, as applicable, provided that, before any payment pursuant to this Article VIII or Section 7.03 shall be due from any Seller Indemnifying Party, the Purchaser shall first seek recovery therefor out of the Indemnity Escrow Amount (by release of the applicable amount by the Escrow Agent in accordance with the Escrow Agreement) and the Seller Indemnifying Parties shall only be responsible for such payment(s) to the extent in excess of the Indemnity Escrow Amount held by the Escrow Agent therefor. If indemnification is due from any Seller Indemnifying Parties hereunder and some or all of the Indemnity Escrow Amount remains in escrow, then the Purchaser and Seller Representative shall deliver joint written instructions to the Escrow Agent providing for release of the lesser of (a) applicable amount due to the Purchaser Indemnified Parties, and (b) the then available Indemnity Escrow Amount in escrow. Promptly following the first anniversary of the Closing Date, the Purchaser and the Seller Representative shall deliver joint written instructions to the Escrow Agent providing for the release of any Indemnity Escrow Amount remaining in escrow that is not subject to any ongoing claim for indemnification pursuant to this Agreement to the Selling Entity.

8.08       Set-off. The Purchaser and the Company shall be entitled to offset, set-off and withhold any amounts due to any Purchaser Indemnified Party pursuant to any Transaction Document (including pursuant to Sections 2.06, 7.03 or Article VIII of this Agreement) against any payments to be made by any of the Purchaser or the Company or any of their Affiliates to any Seller, the Seller Representative or any of their Affiliates pursuant to any Transaction Document if: (a) a Final Order is issued determining that the disputed amount is due to the Purchaser Indemnified Party; (b) such Purchaser Indemnified Party pays the disputed amount into an escrow with a third party escrow agent, with such escrow agent to hold the disputed amount until the subject Parties mutually agree as to the disposition thereof or until their respective rights in and to the disputed amount have been determined by a Final Order; or (c) the Purchaser and the Parent mutually agree.

8.09       Purchase Price Adjustment. All indemnification payments made under this Agreement shall be treated for Tax purposes only as an adjustment to the Purchase Price unless otherwise required by applicable Legal Requirements.

Article IX
MISCELLANEOUS

9.01       Expenses. The Sellers shall bear all expenses incurred by any of the Company Parties in connection with the preparation, execution and performance of this Agreement, the other Transaction Documents and the Transactions, agreements, documents and instruments contemplated hereby and thereby, which expenses shall be paid by the Sellers or, on behalf of the Sellers, by the Company prior to the Closing (all such obligations, collectively, the “Seller Transaction Expenses”), which Seller Transaction Expenses shall, for avoidance of doubt, include (i) any severance, termination or bonus obligations (including stay or similar retention bonuses) or other amounts payable by the Company or any of its Subsidiaries to any employee, consultant, officer or director of the Company or any of its Subsidiaries (including the Company Employees) arising on or prior the Closing Date or in connection with the consummation of the Transactions; (ii) all payments required to obtain third-party consents in connection with the consummation of the Transactions to the extent incurred by any Company Party prior to Closing; (iii) 50% of the costs, fees and expenses due to the Escrow Agent under the Escrow Agreement; (iv) 50% of the costs, fees and expenses incurred in connection with obtaining the R&W Policy up to $100,000; (v) one half of the Transfer Taxes that are the Selling Entity’s responsibility pursuant to Section 7.02; (vi) all amounts payable to any other agent, broker, finder, or investment or commercial banker, or other Person or firm engaged by or acting on behalf of the Company or any of its Subsidiaries in connection with the negotiation, execution or performance of the Transaction Documents; (vii) all of the fees, costs and expenses associated with the preparation, filing and mailing of the Proxy Statement and the conduct of the Shareholder Meeting, and (viii) any liabilities relating to tail insurance policies for pre-Closing periods obtained by the Company, including the costs of obtaining and monitoring the D&O Tail Policy and six-year run-off tail policies for the Company’s cyber liability, management liability and professional liability insurance policies. The Purchaser shall pay all expenses incurred by Purchaser in connection with the preparation, execution and performance of this Agreement, the other Transaction Documents and the Transactions, agreements, documents and instruments contemplated hereby and thereby.

9.02       Notices. Unless otherwise specified, any notice or other communication hereunder must be given in writing and (i) delivered in person, (ii) transmitted by facsimile or other telecommunications mechanism, including e-mail (provided there is no error or failure in transmission), (iii) delivered via an overnight courier service of national reputation or (iv) mailed by certified or registered mail, postage prepaid, receipt requested as follows:

If to the Seller Representative or any Seller or, prior to the Closing, the Company:

225 Broadhollow Road, Suite 307

Melville, New York 11747

Attention: Chuck Piluso

E-mail: cpiluso@datastoragecorp.com

with a copy (which will not constitute notice) to:

Blank Rome LLP

1271 Avenue of the Americas

New York, NY 10020

Attention: Leslie Marlow and Kathleen Cunningham

E-mail: Leslie.marlow@blankrome.com

Kathleen.cunningham@blankrome.com

If to the Purchaser or, following the Closing, the Company:

c/o Renovus Capital Partners

460 E. Swedesford Rd., Suite 2050

Wayne, PA 19087

Attention: Atif Gilani
Jason Tanker

E-mails: atif.gilani@renovuscapital.com
jason.tanker@renovuscapital.com

with a copy (which will not constitute notice) to: DLA Piper LLP (US) 33 Arch Street, 26th Floor Boston, MA 02110 Attention: Itai Nevo E-mail: itai.nevo@us.dlapiper.com or to such other address or to such other Person as any Party has last designated by such notice to the other Parties. Each such notice or other communication will be effective: (i) if given by facsimile or other telecommunication mechanism (including e-mail), when transmitted to the applicable number or address so specified in this Section 9.02 (provided no notice of a failed or delayed confirmation is received); (ii) if given by mail, three (3) Business Days after such communication is deposited in the mails with first class postage prepaid, addressed as above; (iii) if given by overnight courier service of national reputation, one (1) Business Day after such communication is deposited with such courier service; or (iv) if given by any other means, when actually received at such address.

9.03       Waiver. Except as explicitly provided in this Agreement, the rights and remedies of the Parties under this Agreement are cumulative and not alternative and are not exclusive of any right or remedies that any Party may otherwise have at law or in equity. Neither the failure nor any delay by any Party in exercising any right, power or privilege under this Agreement or the documents referred to in this Agreement will operate as a waiver of such right, power, or privilege, and no single or partial exercise of any such right, power, or privilege will preclude any other or further exercise of such right, power, or privilege or the exercise of any other right, power, or privilege. To the maximum extent permitted by applicable Legal Requirements, (a) no waiver that may be given by a Party will be applicable except in the specific instance for which it is given; and (b) no notice to or demand on one Party will be deemed to be a waiver of any right of the Party giving such notice or demand to take further action without notice or demand.

9.04       Entire Agreement; Amendment. This Agreement (together with the Transaction Documents, the Company Disclosure Schedule and the exhibits and appendices hereto and thereto) supersedes all prior agreements between the Parties with respect to its subject matter and constitutes a complete and exclusive statement of the terms of the agreement between the Parties with respect to its subject matter. This Agreement may not be amended except by a written agreement executed by the Purchaser and the Seller Representative. Notwithstanding anything to the contrary in this Agreement, Section 6.06, this Section 9.04, Section 9.07, Section 9.08, Section 9.09, Section 9.12 and Section 9.14, in each case together with the related definitions used in those sections and any other provisions of this Agreement to the extent an amendment, modification or waiver thereof would serve to amend, modify or waive the substance or provisions of such sections, as such provisions relate to the Financing Sources, shall not, in each case be amended or waived in a manner that is adverse to any Financing Source without the prior written consent of the Financing Sources.

9.05       Assignment. This Agreement, and the rights, interests and obligations hereunder, will not be assigned by any Company Party by operation of law or otherwise without the express written consent of the Parties (which consent may be granted or withheld in the sole and absolute discretion of such Party). Notwithstanding the foregoing, without the prior written consent of any Party hereto, each of the Company, the Purchaser and their permitted assigns may at any time, in their sole discretion, assign, in whole or in part, this Agreement and their rights, interests, and obligations under this Agreement and the other documents executed in connection herewith for collateral security purposes to any lender (including any Financing Sources or any agent therefor) providing financing to any of them or any of their Affiliates.

9.06       Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement will nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner adverse to any Party in any material respect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties will negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the greatest extent possible.

9.07       Governing Law. This Agreement and the legal relations between the Parties will be governed by and construed in accordance with the laws of the State of Delaware applicable to contracts executed in and to be performed in such State and without regard to conflicts of law doctrines unless certain matters are preempted by federal law. Notwithstanding the foregoing, (a) any action (whether based upon contract, tort or otherwise) arising out of or relating to the Debt Financing, the Debt Commitment Letter, any Definitive Financing Agreement or any other document relating to the Debt Financing shall be governed by, and construed in accordance with, the laws of the State of New York, without giving effect to any choice of law or conflict of law provision that would cause the application of the law of any jurisdiction other than the State of New York; provided, that at or prior to the Closing, the definition of Material Adverse Effect and the representations and warranties set forth in this Agreement shall, for the purposes of the Debt Commitment Letter or any Definitive Financing Agreement executed in connection therewith or the transactions contemplated thereby, be governed by the laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any other jurisdiction.

9.08       Consent to Jurisdiction; Dispute Resolution; Venue. SUBJECT TO SECTION 9.10, THE PARTIES AGREE THAT JURISDICTION AND VENUE IN ANY ACTION BROUGHT BY ANY PARTY PURSUANT TO THIS AGREEMENT SHALL PROPERLY AND EXCLUSIVELY LIE IN ANY FEDERAL OR STATE COURT LOCATED IN THE CITY OF WILMINGTON, DELAWARE. BY EXECUTION AND DELIVERY OF THIS AGREEMENT, EACH PARTY IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF SUCH COURTS FOR ITSELF AND IN RESPECT OF ITS PROPERTY WITH RESPECT TO SUCH ACTION. THE PARTIES IRREVOCABLY AGREE THAT VENUE WOULD BE PROPER IN SUCH COURT, AND HEREBY WAIVE ANY OBJECTION THAT SUCH COURT IS AN IMPROPER OR INCONVENIENT FORUM FOR THE RESOLUTION OF SUCH ACTION. THE PARTIES FURTHER AGREE THAT THE MAILING BY CERTIFIED OR REGISTERED MAIL, RETURN RECEIPT REQUESTED, OF ANY PROCESS REQUIRED BY ANY SUCH COURT SHALL CONSTITUTE VALID AND LAWFUL SERVICE OF PROCESS AGAINST THEM, WITHOUT NECESSITY FOR SERVICE BY ANY OTHER MEANS PROVIDED BY STATUTE OR RULE OF COURT. NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THIS AGREEMENT,

NO PARTY HERETO, NOR ANY OF ITS AFFILIATES, SECURITY HOLDERS, SHAREHOLDERS, MANAGERS, MEMBERS, OFFICERS, DIRECTORS, EMPLOYEES, AGENTS, ADVISORS, OTHER REPRESENTATIVES AND SUCCESSORS AND ASSIGNS, WILL BRING, OR SUPPORT THE BRINGING OF, ANY CLAIM, WHETHER AT LAW OR IN EQUITY, WHETHER IN CONTRACT OR IN TORT OR OTHERWISE, AGAINST ANY FINANCING SOURCE, IN ANY WAY RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, INCLUDING ANY DISPUTE ARISING OUT OF OR RELATING IN ANY WAY TO THE DEBT COMMITMENT LETTER, FEE LETTER OR THE PERFORMANCE THEREOF, ANYWHERE OTHER THAN IN (I) A NEW YORK STATE COURT SITTING IN THE COUNTY OF NEW YORK OR (II) THE UNITED STATES DISTRICT COURT FOR THE SOUTHERN DISTRICT OF NEW YORK (BOROUGH OF MANHATTAN) AND FURTHER AGREE TO WAIVE AND HEREBY IRREVOCABLY WAIVE, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY OBJECTION WHICH IT MAY NOW HAVE OR HEREAFTER HAVE TO THE LAYING OF VENUE OF, AND THE DEFENSE OF AN INCONVENIENT FORUM TO THE MAINTENANCE OF, ANY SUCH ACTION IN ANY COURT.

9.09       Waiver of Jury Trial. EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT (INCLUDING ANY PROCEEDING INVOLVING THE FINANCING SOURCES UNDER THE DEBT FINANCING).

9.10       Arbitration.

(a)       All disputes, claims, or controversies arising out of or relating to this Agreement, the other Transaction Documents or any of the certificates or instruments delivered in connection herewith or therewith, or the negotiation, breach, validity or performance hereof and thereof or the Transactions contemplated hereby and thereby, that are not resolved by mutual agreement shall be resolved solely and exclusively by binding arbitration to be conducted before J.A.M.S./ Endispute, Inc. in Wilmington, Delaware before a single arbitrator (the “Arbitrator”). The Parties understand and agree that this arbitration shall apply equally to claims of fraud or fraud in the inducement.

(b)       The Parties covenant and agree that the arbitration shall commence within one hundred and eighty (180) days of the date on which a written demand for arbitration is filed by any Party hereto (the “Filing Date”). In connection with the arbitration proceeding, the Arbitrator shall have the power to order the production of documents by each Party and any third-party witnesses. In addition, each Party may take up to three depositions as of right, and the Arbitrator may in his or her discretion allow additional depositions upon good cause shown by the moving party. However, the Arbitrator shall not have the power to order the answering of interrogatories or the response to requests for admission. In connection with any arbitration, each Party shall provide to the other, no later than seven (7) Business Days before the date of the arbitration, the identity of all Persons that may testify at the arbitration and a copy of all documents that may be introduced at the arbitration or considered or used by a Party’s witnesses or experts. The Arbitrator’s decision and award shall be made and delivered within two hundred forty (240) days of the Filing Date. The Arbitrator’s decision shall set forth a reasoned basis for any award of damages or finding of liability. The Arbitrator shall not have power to award damages that are specifically excluded under this Agreement, and each party hereby irrevocably waives any claim to such damages.

(c)       The Parties covenant and agree that they will participate in the arbitration in good faith. Any party unsuccessfully refusing to comply with an order of the Arbitrators shall be liable for costs and expenses, including attorneys’ fees, incurred by the other party in enforcing the award. This Section 9.10 applies equally to requests for temporary, preliminary or permanent injunctive relief, except that in the case of temporary or preliminary injunctive relief any Party may proceed in court without prior arbitration for the purpose of avoiding immediate and irreparable harm or to enforce its rights under any non-competition covenants.

(d)       Except as provided in Sections 9.10(c) and 9.13, each of the Parties hereto irrevocably and unconditionally consents to the jurisdiction of the J.A.M.S./ Endispute, Inc. to resolve all disputes, claims or controversies arising out of or relating to the Transaction Documents, or any other agreement executed and delivered pursuant to hereto or thereto, or the negotiation, breach, validity or performance hereof and thereof or the Transactions contemplated hereby and thereby, that are not resolved by mutual agreement, and further consents to the sole and exclusive jurisdiction of any State or Federal court located in Wilmington, Delaware for the purposes of enforcing the arbitration provisions of this Section 9.10. Each Party further irrevocably waives any objection to proceeding before the Arbitrator based upon lack of personal jurisdiction or to the laying of venue and further irrevocably and unconditionally waives and agrees not to make a claim in any court that arbitration before the Arbitrator has been brought in an inconvenient forum. Each of the Parties hereto hereby consents to service of process by registered mail at the address to which notices are to be given. Each of the Parties hereto agrees that its or his submission to jurisdiction and its or his consent to service of process by mail is made for the express benefit of the other Parties hereto.

9.11       Counterparts; Facsimile Signatures. This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by facsimile or other telecommunications mechanism will be effective as delivery of a manually executed counterpart of this Agreement. For purposes of this Agreement, a document (or signature page thereto) signed and transmitted by facsimile machine, telecopier, or electronically scanned and transmitted in a .pdf file format is to be treated as an original document. The signature of any Party thereon, for purposes hereof, is to be considered as an original signature, and the document transmitted is to be considered to have the same binding effect as an original signature on an original document. At the request of any Party, any facsimile, or electronically scanned document is to be re executed in original form by the Parties who executed the facsimile, telecopy or electronically scanned document. No Party may raise the use of a facsimile machine, telecopier or electronic transmission permitted in this Section 9.11 or the fact that any signature was transmitted through the use of a facsimile, telecopier machine or electronically in a .pdf file format as a defense to the enforcement of this Agreement or any amendment or other document executed in compliance with this Section 9.11.

9.12       No Third Party Beneficiaries. This Agreement is for the sole benefit of the Parties and their permitted assigns and, except as set forth in Section 5.11 and Article VIII, nothing herein, express or implied, is intended to or will confer upon any other Person any legal or equitable benefit, claim, cause of action, remedy or right of any kind, provided, that each Financing Source party to the Debt Commitment Letter shall be an intended third-party beneficiary of, and shall be entitled to enforce the provisions of, Section 6.06, Section 9.04, Section 9.07, Section 9.08, Section 9.09, this Section 9.12 and Section 9.14 (in each case, to the extent applicable to such Financing Source).

9.13       Specific Performance; Injunctive Relief.

(a)       The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by Purchaser or a Company Party, as applicable, in accordance with their specific terms or were otherwise breached by Purchaser or a Company Party, as applicable. It is accordingly agreed that, subject to Section 9.13(b), the Parties shall be entitled to an injunction or injunctions, without any requirement to post or provide any bond or other security in connection therewith, to prevent breaches of this Agreement by any of Purchaser or any Company Party, as applicable, and to enforce specifically the terms and provisions hereof against Purchaser or any Company Party (including the parties’ obligations to consummate the transactions contemplated hereby and the Purchaser’s obligation to pay, and the right of the Selling Entity to receive, the Purchase Price), as applicable, in any court having jurisdiction, this being in addition to any other remedy to which the parties hereto are entitled at law or in equity.

(b)       Notwithstanding anything to the contrary in this Agreement, the Selling Entity shall have the right to obtain an injunction, specific performance and/or other equitable relief prior to the valid termination of this Agreement in accordance with Article VI, to cause Purchaser to cause the Equity Financing to be funded and the Closing to occur if, and only if, each of the following conditions has been satisfied (and continues to be satisfied at the Closing): (i) all conditions set forth in Section 6.01, Section 6.02 and Section 6.03 have been satisfied or waived (to the extent waiver is not prohibited by applicable Legal Requirement) (other than those conditions that by their terms are to be satisfied at the Closing, each of which is capable of being satisfied at the Closing); (ii) Purchaser is required to consummate the Closing in accordance with Section 2.08; (iii) Purchaser has failed to consummate the Closing in breach of Section 2.08; (iv) the Debt Financing has been funded in accordance with the terms thereof, or shall be funded in accordance with the terms thereof, if the Equity Financing is funded, at the Closing; (v) the Company Parties have irrevocably confirmed by written notice to Purchaser that if specific performance is granted and the Equity Financing and Debt Financing are funded, then the Company Parties are ready, willing and able to consummate the Closing pursuant to Section 2.08 (and the Company Parties continue to be ready, willing, and able to consummate the Closing at the time the Closing is to occur in accordance with Section 2.08); and (vi) Purchaser fails to close within (3) Business Days of receipt of such notice. Notwithstanding the foregoing, and subject to the rights of the parties to the Debt Commitment Letter under the terms thereof, none of the Company Parties nor any of their Affiliates, representatives, or their direct and indirect stockholders shall have any rights or claims (whether in contract or in tort or otherwise) against any Financing Source in connection with this Agreement, the Debt Financing, or the Debt Commitment Letter, or the transactions contemplated hereby or thereby. For the avoidance of doubt, while the Selling Entity may pursue a grant of specific performance (in accordance with this Section 9.13(b)) and/or the payment of the Purchaser Termination Fee pursuant to Section 6.06(a), under no circumstances will any Company Party (collectively with their Affiliates) be entitled to receive both a grant of such specific performance and payment of (or an award for payment of) the Purchaser Termination Fee, and in no event shall (x) any Company Party or any other Person be entitled to enforce specifically Purchaser’s right to cause the Equity Financing to be funded or to complete the transactions contemplated by this Agreement if the Debt Financing has not been funded or is not funded contemporaneously with the Equity Financing and (y) any Company Party or any of its Affiliates or representatives be entitled to directly seek the remedy of specific performance of this Agreement against any Financing Source.

9.14       Debt Financing Sources. Notwithstanding anything in this Agreement to the contrary, but in all cases subject to and without in any way limiting the rights and claims of Purchaser or its Affiliates, and the obligations of the Financing Sources, under and pursuant to the Debt Commitment Letter and the Definitive Financing Agreements entered into by the Financing Sources in connection with the Debt Financing or the rights of the Selling Entity to seek specific performance of the obligations of the Purchaser hereunder including, without limitation, under Section 5.09, or for the Company Parties to otherwise enforce their respective rights hereunder, each Company Party, on behalf of itself, its Subsidiaries and its Affiliates and representatives, as applicable, hereby:

(a)       agrees and acknowledges that none of the Financing Sources will have any liability to the Company Parties or any of their respective Subsidiaries, Affiliates or representatives (in each case, other than Purchaser and its Subsidiaries, Affiliates or representatives) in any way related to or arising out of this Agreement, the Debt Commitment Letter, the other Transaction Documents, the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, whether in law or in equity, whether in contract or in tort or otherwise;

(b)       waives any and all claims, causes of action, rights, demands, obligations, liabilities, defenses, setoffs, counterclaims, and actions against the Financing Sources in any relating to or arising out of this Agreement, the Debt Commitment Letter, the other Transaction Documents, the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, whether in law or in equity, whether in contract or in tort or otherwise; and

(c)       agrees not to commence (and, if commenced, agrees to dismiss or otherwise terminate, and not to assist) any action, charge, claim, complaint, audit, investigation, inquiry, suit, legal proceeding, administrative enforcement proceeding or arbitration proceeding by or before any Governmental Body against, or otherwise make or seek to enforce any claims against or seek to recover any monetary damages from, any Financing Sources under or in connection with this Agreement, the Debt Commitment Letter, the other Transaction Documents, the Debt Financing or the transactions contemplated hereby or thereby.

Remainder of Page Left Intentionally Blank

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed in counterparts all as of the day and year first above written.

PURCHASER:

Total Server Solutions Holdings, LLC

By:	/s/ Jason Tanker
Name: Jason Tanker
Title: Authorized Person

[Signature Page to Unit Purchase Agreement]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed in counterparts all as of the day and year first above written.

COMPANY:

DTST SUB, LLC

By:	/s/ Harold J. Schwartz
Name: Harold J. Schwartz
Title: President

[Signature Page to Unit Purchase Agreement]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed in counterparts all as of the day and year first above written.

SELLING ENTITY:

CloudFirst Technologies Corporation

By:	/s/ Harold J. Schwartz
Name: Harold J. Schwartz
Title: President

PARENT:

Data Storage Corporation

By:	/s/ Charles M. Piluso
Name: Charles M. Piluso
Title: Chief Executive Officer

SELLER REPRESENTATIVE:

/s/ Charles M. Piluso
Charles M. Piluso

[Signature Page to Unit Purchase Agreement]

Appendix I

Closing Working Capital Methodology

Net working capital detail
$ in 000s	Mar-25	Target NWC
Cash & cash equivalents	591.377	—
Accounts receivable, net	5,159.724	1,868.380
Prepaid expenses	654.273	912.862
Other current assets	23,889.846	23,753.488
Current assets	30,295.220	26,534.730
Accounts payable	(3,639.889)	(1,515.396)
Accrued expenses	(9,640.526)	(9,653.040)
Deferred revenue	(290.827)	(213.199)
Other current liabilities	3.570	(83.929)
Current liabilities	(13,567.672)	(11,465.565)
Reported net working capital	16,727.548	15,069.165

Definitional adjustments
A Restricted cash	—	—
C Intercompany receivables	(23,759.184)	(23,736.809)
D Intercompany payables	9,014.054	8,849.360
Definitional adjustments	(14,745.130)	(14,887.449)

Definitional adjusted net working capital	1,982.418	181.716

Debt adjustments
D Deferred revenue	290.827	213.199
E Accrued bonus	106.542	296.389
F Accrued commissions	21.202	39.190
Debt adjustments	418.572	548.778

Adjusted net working capital	2,400.990	730.495